NEW YORK COMMUNITY BANCORP, INC.

STRENGTH IN NUMBERS

■ **1** The top-performing large thrift in the nation. ■ **65%** Diluted core EPS rose 65% in 2001. ■ **2** The second largest producer of multi-family mortgage loans in New York City. ■ **67%** The multi-family mortgage loan portfolio grew 67% in 2001 to $3.3 billion. ■ **4** The fourth largest thrift depository in the metro New York region. ■ **120%** Core deposits grew 120% in 2001 to $3.0 billion. ■ **8** The eighth largest thrift in the nation, based on market capitalization. ■ **114%** The Company's market cap grew 114% to $2.3 billion in 2001. ■ **12** The twelfth most efficient bank holding company in the country. ■ **27.51%** The Company recorded a cash efficiency ratio of 27.51% in 2001. ■ **88** Ranked 88th among all stocks in 2001, based on total returns. ■ **1,560%** Charter shareholders realized a 1,560% cumulative total return on their investment through December 31, 2001.

2001 ANNUAL REPORT

New York Community Bancorp, Inc.

is the $9.2 billion holding company for New York Community Bank and the eighth largest thrift in the nation, based on market capitalization at March 22, 2002. The Bank serves its customers through a network of 54 traditional and 54 in-store branches in New York City, Long Island, Westchester County, and New Jersey, and is the fourth largest thrift depository in metro New York. In addition to operating the region's largest supermarket banking franchise, the Bank ranks among its leading producers of multi-family mortgage loans.

Reflecting its record of earnings growth and other key performance measures, the Company was named the top performing large thrift in the nation for the third consecutive year in 2001. The Company's strength has consistently stemmed from solid fundamentals and, more recently, from highly accretive merger transactions with two in-market banks.

Just eight months after acquiring Haven Bancorp, Inc. on November 30, 2000, the Company completed a merger-of-equals with Richmond County Financial Corp. on July 31, 2001. The Company's 2001 performance thus reflects the full-year effect of the Haven transaction, the five-month effect of the Richmond County transaction, and the subsequent restructuring of the combined balance sheet. It also reflects a record volume of mortgage loan originations, with $1.2 billion in loans produced over the course of the year.

The impact of these actions on the Company's 2001 performance is apparent in the significant level of earnings growth achieved. In 2001, the Company's earnings rose 327% to $104.5 million, equivalent to a 139% rise in diluted earnings per share to $1.34. In 2002, the Company anticipates that its record of earnings growth will continue, with diluted earnings per share currently projected to rise better than 50%.*

**As actual results may differ materially from management's projections, please see pages 13-14 of this report for a discussion of risk factors associated with the Company's 2002 earnings growth estimates.*

Financial Highlights

(dollars in thousands, except share data)	At or For the Twelve Months Ended December 31, 2001[1]	2000[2]
CORE EARNINGS DATA:[3][4]		
Earnings	**$105,303**	$35,860
Earnings per share	**$1.37**	$0.84
Diluted earnings per share	**1.35**	0.82
Return on average assets	**1.65%**	1.56%
Return on average stockholders' equity	**18.30**	19.40
Return on average tangible stockholders' equity	**43.24**	20.50
Operating expense to average assets	**1.41**	1.06
Efficiency ratio	**35.03**	30.20
REPORTED EARNINGS DATA:[4]		
Earnings	**$104,467**	$24.477
Earnings per share	**$1.36**	$0.58
Diluted earnings per share	**1.34**	0.56
Return on average assets	**1.63%**	1.06%
Return on average stockholders' equity	**18.16**	13.24
Operating expense to average assets	**1.76**	2.16
CASH EARNINGS DATA:[4]		
Earnings	**$148,972**	$58,495
Earnings per share	**$1.94**	$1.38
Diluted earnings per share	**1.91**	1.33
Return on average assets	**2.33%**	2.52%
Return on average stockholders' equity	**25.90**	31.38
Operating expense to average assets	**1.76**	2.16
Efficiency ratio	**27.51**	24.47
BALANCE SHEET DATA:[4]		
Total assets	**$9,202,635**	$4,710,785
Total loans	**5,404,651**	3,636,021
Total deposits	**5,450,602**	3,257,194
Stockholders' equity	**983,134**	307,410
Stockholders' equity to total assets	**10.68%**	6.53%
Shares used for EPS computation	**76,727,717**	42,402,771
Shares used for diluted EPS computation	**78,054,538**	43,946,073
Total shares issued and outstanding	**101,845,276**	66,555,279
ASSET QUALITY RATIOS:		
Non-performing loans to loans, net	**0.33%**	0.25%
Non-performing assets to total assets	**0.19**	0.19
Allowance for loan losses to non-performing loans	**231.46**	198.68
Allowance for loan losses to loans, net	**0.76**	0.50

(1) The Company merged with Richmond County Financial Corp. on July 31, 2001 and treated the merger as a purchase transaction. Accordingly, the Company's 2001 earnings reflect five months of combined operations.

(2) The Company acquired Haven Bancorp, Inc. on November 30, 2000 and treated the acquisition as a purchase transaction. Accordingly, the Company's 2000 earnings reflect one month of combined operations.

(3) The 2001 amounts exclude a net charge of $836,000, or $0.01 per share, the result of a net gain of $25.7 million, or $0.33 per share, on the sale of certain assets and a net charge of $26.5 million, or $0.34 per share, primarily incurred in connection with the Richmond County merger. The 2000 amounts exclude a net charge of $11.4 million, or $0.26 per share, incurred in connection with the Haven acquisition.

(4) Share amounts for the year 2000 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

Core Return on Average Assets

The Company's core earnings provided a 1.65% return on average assets in 2001, exceeding the industry average by 99%.



0.86%
1.61%
2.37%
0.79%
1.56%
2.52%
0.83%
1.65%
2.33%
$1,868.3
1999
$2,301.3
2000
$6,396.9
2001
Average Assets (in thousands)
Industry ROA
NYCB Core ROA
NYCB Cash ROA

Core Return on Average Tangible Stockholders' Equity

At 43.24%, the Company's 2001 core return on average tangible stockholders' equity exceeded the industry average by 169%.



14.04%
21.86%
13.54%
20.50%
16.07%
43.24%
1999
2000
2001
Industry ROTE
NYCB Core ROTE

Fellow Shareholders:

The strength of NEW YORK COMMUNITY BANCORP, INC. has never been more apparent than in the powerful performance we delivered in 2001. Core earnings rose 194% to $105.3 million, equivalent to a 65% rise in diluted core earnings per share to $1.35.



LEFT TO RIGHT:

MICHAEL F. MANZULLI
Chairman

JOSEPH R. FICALORA
President and Chief Executive Officer

The strength of our performance was also conveyed by a 155% rise in cash earnings to $149.0 million, and by a 44% rise in diluted cash earnings per share to $1.91.

The magnitude of our 2001 results is perhaps best understood in this context: in May of last year, the Company was once again named the top performing large thrift in the nation—on the basis of our 2000 performance and our three-year record of earnings growth. In 2000, our core earnings totaled a then-record $35.9 million, equivalent to diluted core earnings per share of $0.82. From 1997 to 2000, our core earnings rose 73% on a diluted per-share basis; from 1998 to 2001, our diluted core earnings per share rose 127%.

The extent to which we outperformed our previous performance is also reflected in a comparison of our 2001 and 2000 returns. In 2001, our core return on average assets rose to 1.65% from 1.56%, the year 2000 measure; our core return on average tangible stockholders' equity rose to 43.24% from 20.50%. The extent to which we outperformed our industry peers was also rather dramatic: in 2001, the comparable industry averages were 0.83% and 16.07%, respectively.

Consistency is another Company trait that has garnered recognition—and another trait clearly underscored by our 2001 results. Despite our year-over-year asset growth from $4.7 billion to $9.2 billion, our ratio of non-performing assets to total assets held steady at 0.19%. Another trait that has set us apart is the number of consecutive quarters we've marked without any net charge-offs being recorded: the fourth quarter of 2001 was our 29th. Our record of quality stems from the strength of our local-market multi-family mortgage lending—and the fully performing status of these loans for more than 15 years.

Another consistent feature of the Company's performance is our unrelenting focus on efficiency. Despite the significant growth of the Company in the wake of two major merger transactions, we maintained our cash efficiency ratio at well below-industry levels, and within the levels we recorded ourselves over the past five years. At 27.51%, our cash efficiency ratio was dramatically lower than the 62.61% industry average, and within 34 basis points of our five-year average of 27.17%.

SOURCES OF STRENGTH

The strength of our 2001 performance stemmed from solid fundamentals, enhanced by two highly accretive merger transactions in a span of just eight months. Our well-regarded acquisition of Haven Bancorp, Inc. on November 30, 2000 was followed by a highly successful merger-of-equals with Richmond County Financial Corp. on July 31, 2001. While each of these institutions was truly unique in terms of the "dowry" they brought to the marriage, they both served a uniform purpose: enhancing the Company's profitability.

The benefits of Haven were both numerous and varied: the addition of 70 offices to our stand-alone branch network; the assumption of Haven's status as the nation's 13th largest supermarket bank; an infusion of deposits to fuel our multi-family mortgage lending; the addition of

Earnings Growth

The Company recorded a 65% increase in diluted core EPS in 2001.


$2.25-
$2.30
$1.91
$2.00-
$2.05
$1.33
$1.35*
$0.96
$1.04
$0.72
$0.82*
$0.71*
$0.60
$0.48
1997
1998
1999
2000
2001
2002
Company Estimates
Diluted cash earnings per share
Diluted earnings per share
*Core earnings

Average Asset Growth

(dollars in millions)

Reflecting merger transactions and $1.2 billion in mortgage loan originations, the Company's average assets grew 178% in 2001 to $6.4 billion.


$48.0
$9.3
$13.1
$166.8
$1,631.2
Total Avg. Assets: $1.9 Billion
1999
$108.2
$24.4
$40.9
$225.0
$1,902.8
Total Avg. Assets: $2.3 Billion
2000
$664.7
$153.2
$977.7
$373.2
$4,228.0
Total Avg. Assets: $6.4 Billion
2001
Mortgage and other loans
Securities
Mortgage-backed securities
Money market investments
Non-interest-earning assets

Deposit Growth

(dollars in millions)

Core deposits grew 120% in 2001 and represented 56% of total deposits at year-end.


$377.9
$39.9
$658.2
Core Deposits: $0.4 Billion
Total Deposits: $1.1 Billion
12/31/99
$1,212.0
$171.4
$1,873.8
Core Deposits: $1.4 Billion
Total Deposits: $3.3 Billion
12/31/00
$2,587.6
$455.1
$2,407.9
Core Deposits: $3.0 Billion
Total Deposits: $5.5 Billion
12/31/01
Savings, NOW & MMAs
Non-interest-bearing accounts
CDs

annuities and mutual funds to our product mix; the generation of revenues through the sale of these and other financial products; and the opportunity to provide services more efficiently.

These attributes were compounded by the Richmond County merger, which provided a 23% share of deposits on Staten Island and a fair share in parts of New Jersey; the addition of 34 offices and a loyal customer base; an infusion of core deposits and other wholesale sources of funding; a portfolio of securities that enhanced our liquidity; the expansion of our multi-family market niche into New Jersey and Pennsylvania, and the addition of $784 million in multi-family mortgage loans to our portfolio; a highly compatible management team with a commitment to value creation—and a vision of a "family" of banks that in every way mirrored our own.

The extent to which our performance reflects the twelve- and five-month impact of the Haven and Richmond County transactions does not supersede the extent to which it reflects our traditional, stand-alone strengths. From the time we converted eight years ago to a stock-form institution, the Company has earned recognition for its solid fundamentals: a profitable multi-family market niche; an efficient operation; and a virtually unparalleled record of asset quality. We've also received recognition for the exceptional value created for our investors through our persistent, and aggressive, capital management strategies.

The earnings recorded in 2001 thus reflect the strengths of three combined institutions, and the actions we have since taken to further maximize those strengths. As striking as our numbers are, they are merely symbols of a performance driven by a unique, and productive, set of value-enhancing strategies.

STRENGTH IN LENDING: MORTGAGE LOAN PRODUCTION EXCEEDS $1.2 BILLION

The Company's capacity for mortgage loan production was substantially fueled by the transaction-related infusion of funds. Mortgage originations totaled $1.2 billion in 2001—nearly doubling the prior-year volume—including $791 million in multi-family mortgage loans. Reflecting originations and $1.9 billion of loans acquired in the Richmond County merger, the mortgage loan portfolio topped $5.3 billion at December 31st. Included in that figure were multi-family mortgage loans of $3.3 billion, reflecting internal loan production and the addition of the Richmond County portfolio.

The growth in loans was partly offset by the strategic sale of certain assets acquired in the Haven and Richmond County transactions, including $611 million in one-to-four family mortgage loans. The restructuring of our asset mix served a dual purpose: to reduce our exposure to credit and interest rate risk from one-to-four family lending, and to free up funds for further investment in our multi-family market niche.

The transition to multi-family loans will likely extend throughout 2002 as more loans are originated, and as the portfolio of one-to-four family mortgage loans declines through continued restructuring of the asset mix. With $600

"If the Company's strengths are apparent in our 2001 performance, they are likely to be more so in 2002. Reflecting the now uniform strengths of three combined institutions, we are currently projecting a better than 50% increase in our diluted earnings per share."

million in mortgage loans in our pipeline today, and first quarter production nearing $500 million, the volume of loans produced in 2002 is on track to exceed the record volume produced in 2001.

STRENGTH IN INVESTING: A SEVEN-FOLD INCREASE IN READILY SALEABLE SECURITIES

While the origination of multi-family mortgage loans remains our primary focus, our asset mix has been enhanced by the purchase of investments, designed to promote liquidity and further minimize our exposure to credit risk. Including $1.3 billion in securities available for sale acquired in the Richmond County merger, the portfolio totaled $2.4 billion at year-end 2001. The value of such a portfolio is the flexibility it gives us to hold or sell, as we see fit, to further enhance our earnings—and as market conditions, funding sources, and lending opportunities suggest.

STRENGTH IN FUNDING: A 120% INCREASE IN CORE DEPOSITS

At year-end 2001, the Company had 119 banking offices with deposits of $5.5 billion, a 67.3% increase from the year-end 2000 amount. Core deposits rose 120% to $3.0 billion, representing 56% of total deposits, as compared to $1.4 billion, or 42% of total deposits, at the prior year-end. The significant contribution of core deposits from the Richmond County merger was reinforced by the restructuring of the liability side of our balance sheet. In addition to enhancing the appeal of our core deposit products, we emphasized the sale of annuities in lieu of higher cost CDs.

Building on Richmond County's expertise in the wholesale funding market, we embarked on a leveraging strategy to further bolster earnings growth. Seizing the opportunities presented by the uniquely attractive yield curve, we utilized the increase in funding to boost our investments in readily saleable securities, as described above.

Revenue Growth

(dollars in millions)

Core revenue growth exceeded 216% in 2001.


$205.8
$68.9
$73.1
$51.0
$2.5
$8.1
$71.4
$81.2
$256.8
Total Core Revenues
1999
2000
2001
Net interest income
Core other operating income

Efficiency Ratio

At 27.51%, the Company's cash efficiency ratio was less than half the 2001 industry average.


60.52%
61.39%
62.61%
35.03%
30.20%
28.70%
26.37%
24.47%
27.51%
1999
2000
2001
Industry efficiency ratio
NYCB core efficiency ratio
NYCB cash efficiency ratio

STRENGTH IN REVENUES: A 216% INCREASE IN CORE REVENUES

Nowhere were the benefits of our transactions more readily apparent than in the significant revenue growth we achieved over the course of 2001. Net interest income rose nearly 200% to $206 million, while core other operating income rose more than five-fold to $51 million. Combining the two, our core revenues rose to nearly $257 million, a 216% increase from the year-earlier amount.

In addition to the twelve- and five-month effects of our respective transactions, the growth of net interest income reflects the record volume of mortgage loans produced. Average interest-earning assets rose 161% to $5.7 billion, more than enough to offset a 59-basis point drop in the average yield to 7.38%. Net interest income was also fueled by the substantial rise in lower-cost funding sources, and supported by the yearlong decline in market interest rates. Regardless of the direction of interest rates going forward, we have been well positioned by the shift in our deposit mix.

While the largest percentage of core revenue growth stemmed from net interest income, the growth in core other operating income was, in its way, even more significant. Before our transactions, less than 4% of our core revenues stemmed from core other operating income; in 2001, the percentage grew to nearly 20%.

Largely reflecting the benefit of the Haven acquisition, we increased our fee income nearly seven-fold to $35 million and our core other income to $16.0 million, a nearly four-fold increase. Included in the latter amount was income derived from the sale of third-party investment products—a successful practice of Haven's we were pleased to adopt as our own. As a result of that transaction, we currently rank among the industry's top producers of revenues from investment product sales.

STRENGTH IN COMMUNITY: ONE BANK, SIX DIVISIONS, 108 BANKING OFFICES

Among the traits that attracted us to a merger with Richmond County was the similar approach to community banking that its management maintained. This is not only reflected in our commitment to community service, but also in our commitment to maintaining a strong community identity. We continue to operate our six divisional banks under their traditional banners, and to staff them with the same familiar employees.

In Queens and Richmond counties, the fastest growing boroughs of New York City, we represent the fastest growing deposit market share. The Company has 25 and 23 branches, respectively, in the two counties, and currently ranks as the second largest thrift depository in each. The balance of our branch offices serve the rest of New York City, as well as New Jersey, Long Island, and Westchester County, New York. By the time you read this letter, we expect to have a total of 108 locations, reflecting the addition of three new branches on Staten Island and the divestiture of 14 in-store locations in Rockland County, northern New Jersey, and Connecticut. Yet another location—our 109th—will be opening early this summer on the Queens/Nassau border in Elmont, New York.

STRENGTH IN CAPITAL MANAGEMENT STRATEGIES: SHARE VALUE INCREASES 40% YEAR-OVER-YEAR

Among the features distinguishing us from many peer institutions is the value created, year after year, through our capital management strategies. Among the actions taken in 2001 to further enhance your investment were the declaration of two 3-for-2 stock splits, resulting in two 50% stock dividend payments; the initiation of a dividend reinvestment and stock purchase program; and a 44% increase, year-over-year, in the quarterly cash dividend.

Shareholder value was further enhanced by an aggressive share repurchase program. In 2001, nearly 6.3 million shares of Company stock were repurchased, with another 1,379,596 shares repurchased to date in 2002. An additional 2.0 million shares remain available for repurchase as of this writing under the Board of Directors' authorization on February 19th.

Market Share

The Company is the fourth largest thrift depository in the metro New York region.



Bronx
New Jersey
Manhattan
Queens
Nassau
Brooklyn
Staten Island

Note: Map depicts 80 of our 108 full-service branch offices.

The general response to these strategies—and to the Company's performance—was a 40% increase in the price of our shares over the course of 2001. In 2002, as of this date, our shares have grown another 22% in value, bringing our current market capitalization to $2.8 billion. Another indication of the strength of our market performance: the cumulative total return to those who invested at the time of our conversion is currently 1,932%.

STRENGTH IN THE FUTURE: DILUTED EPS GROWTH EXPECTED TO EXCEED 50% IN 2002

If the Company's strengths are apparent in our 2001 performance, they are likely to be more so in 2002. Reflecting the now uniform strengths of three combined institutions, we are currently projecting a better than 50% increase in our diluted earnings per share and a better than 20% increase in our diluted cash earnings per share.

The issuance of estimates is an admittedly risky business: a downturn in the economy—to cite just one example—could impact our ability to achieve the projected results. The various factors that could affect our 2002 performance are detailed in the Financial Section that follows, and we encourage you to refer to them in reviewing our earnings growth estimates. We also encourage you to read the discussion and analysis of our 2001 performance, which is prefaced by a glossary of financial terms for greater clarity.

Market Value

(dollars in millions, except per share amounts)

Reflecting a 1,587% increase in share price since 11/23/93, the Company's market capitalization grew 2,501% through 3/22/02.



$1.65
$2.61
$3.91
$6.24
$12.00
$13.22
$16.33
$22.87
$27.84
$12.06
$109
$175
$249
$362
$604
$632
$1,087
$2,329
$2,835
$570
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
November December March
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
November December March
Price per share
(adjusted for 7 stock splits)
Market capitalization



LEFT TO RIGHT, TOP ROW:

THOMAS R. CANGEMI
Executive Vice President, Capital Markets Group

JOSEPH R. FICALORA
President and Chief Executive Officer

ROBERT WANN
Executive Vice President and Chief Financial Officer

LEFT TO RIGHT, BOTTOM ROW:

JAMES J. O'DONOVAN
Executive Vice President and Chief Lending Officer

ANTHONY E. BURKE
Senior Executive Vice President and Chief Operating Officer

STRENGTH IN PEOPLE

While the strengths of New York Community Bancorp are symbolized by numbers, they stem from the efforts and expertise of our Board and management team. We are blessed with a board of directors whose members hold a significant investment in the Company, and whose commitment to shareholder value has been emphatically conveyed. We also thrive on the input of our divisional boards of directors, whose members maintain significant ties to the communities we serve. On January 1, 2002, we were pleased to add the Honorable Claire M. Shulman to the Board of our Queens County Savings Bank Division, and the Honorable Guy V. Molinari to the Richmond County Savings Bank Division Board.

The Company's strengths likewise stem from an expanded pool of people whose talents reflect the best of all three banks combined. This is as true of the employees in our retail banking, lending, and back-office operations as it is of our executive management team. Our ability to produce such consistent results while integrating two major transactions speaks volumes about the quality of the people who work on your behalf. We are grateful to every one of them for their tireless dedication—and to all of you for the support you have shown by investing in our Company.

At New York Community Bancorp, Inc., there is significant strength in numbers—and an equally strong commitment from each of us to keeping it that way.

Sincerely yours,

Michael F. Manzulli

MICHAEL F. MANZULLI
Chairman

Joseph R. Ficalora

JOSEPH R. FICALORA
President and Chief Executive Officer

March 22, 2002

FINANCIAL SECTION

CONTENTS

Financial Summary

(dollars in thousands, except share data)	2001(1)	2000(2)	1999	1998	1997
	At or For the Years Ended December 31,				
EARNINGS SUMMARY					
Net interest income	**$205,816**	$73,081	$68,903	$68,522	$62,398
Reversal of provision for loan losses	**—**	—	(2,400)	—	—
Other operating income	**90,615**	21,645	2,523	2,554	2,305
Non-interest expense(3)	**121,185**	49,824	21,390	25,953	27,084
Income tax expense	**70,779**	20,425	20,772	18,179	14,355
Net income(4)	**104,467**	24,477	31,664	26,944	23,264
Earnings per share(4)(5)	**$1.36**	$0.58	$0.76	$0.63	$0.51
Diluted earnings per share(4)(5)	**1.34**	0.56	0.74	0.60	0.48
SELECTED RATIOS					
Return on average assets	**1.63%**	1.06%	1.69%	1.62%	1.61%
Return on average stockholders' equity	**18.16**	13.24	22.99	17.32	12.95
Operating expense to average assets	**1.76**	2.16	1.14	1.57	1.88
Efficiency ratio	**38.04**	52.08	29.95	36.51	41.86
Interest rate spread	**3.38**	3.00	3.41	3.76	3.84
Net interest margin	**3.59**	3.33	3.79	4.24	4.45
Dividend payout ratio	**39.55**	78.57	60.00	50.00	38.00
CASH EARNINGS DATA					
Earnings(4)	**$148,972**	$58,495	$44,349	$43,758	$35,399
Earnings per share(4)(5)	**$1.94**	$1.38	$1.06	$1.02	$0.77
Diluted earnings per share(4)(5)	**1.91**	1.33	1.04	0.96	0.72
Return on average assets	**2.33%**	2.52%	2.37%	2.64%	2.46%
Return on average stockholders' equity	**25.90**	31.38	32.21	28.13	19.71
Operating expense to average assets	**1.76**	2.16	1.01	1.16	1.37
Efficiency ratio	**27.51**	24.47	26.37	27.05	30.47
BALANCE SHEET SUMMARY					
Total assets	**$9,202,635**	$4,710,785	$1,906,835	$1,746,882	$1,603,269
Loans, net	**5,361,187**	3,616,386	1,601,079	1,486,519	1,395,003
Allowance for loan losses	**40,500**	18,064	7,031	9,431	9,431
Securities held to maturity	**203,195**	222,534	184,637	152,280	94,936
Securities available for sale	**2,374,782**	303,734	12,806	4,656	2,617
Mortgage-backed securities held to maturity	**50,865**	1,923	2,094	19,680	49,781
Deposits	**5,450,602**	3,257,194	1,076,018	1,102,285	1,069,161
Borrowings	**2,506,828**	1,037,505	636,378	439,055	309,664
Stockholders' equity	**983,134**	307,410	137,141	149,406	170,515
Common shares outstanding(5)	**101,845,276**	66,555,279	47,272,785	47,814,518	50,330,670
Book value per share(5)(6)	**$10.05**	$4.94	$3.34	$3.61	$3.92
Stockholders' equity to total assets	**10.68%**	6.53%	7.19%	8.55%	10.64%
ASSET QUALITY RATIOS					
Non-performing loans to loans, net	**0.33%**	0.25%	0.19%	0.42%	0.55%
Non-performing assets to total assets	**0.19**	0.19	0.17	0.38	0.54
Allowance for loan losses to non-performing loans	**231.46**	198.68	226.22	152.28	122.61
Allowance for loan losses to loans, net	**0.76**	0.50	0.44	0.63	0.68

(1) The Company merged with Richmond County Financial Corp. on July 31, 2001 and treated the merger as a purchase transaction. Accordingly, the Company's 2001 earnings reflect five months of combined operations.

(2) The Company acquired Haven Bancorp, Inc. on November 30, 2000 and treated the acquisition as a purchase transaction. Accordingly, the Company's 2000 earnings reflect one month of combined operations.

(3) The 2001 amount includes $5.9 million in goodwill amortization stemming from the Haven acquisition and $2.5 million in core deposit intangible amortization stemming from the Richmond County merger. The 2000 amount includes $494,000 in goodwill amortization stemming from the Haven acquisition.

(4) The 2001 amount reflects a gain of $39.6 million recorded in other operating income and charges of $23.5 million and $3.0 million, respectively, recorded in non-interest expense and income tax expense, resulting in an after-tax net charge of $836,000, or $0.01 per share. The 2000 amount reflects a gain of $13.5 million recorded in other operating income and a charge of $24.8 million recorded in other operating expense, resulting in a net charge of $11.4 million, or $0.26 per share. The 1999 amount includes a curtailment gain of $1.6 million and a charge of $735,000, both of which were recorded in operating expense and resulted in an after-tax net gain of $1.5 million, or $0.04 per share. The 1997 amount includes the reversal of a $1.3 million tax charge that had been incurred in the prior year.

(5) Reflects shares issued as a result of 3-for-2 stock splits on April 10 and October 1, 1997; September 29, 1998; and March 29 and September 20, 2001.

(6) Excludes unallocated ESOP shares.

BOOK VALUE PER SHARE

For New York Community Bancorp, Inc., book value per share indicates the amount of stockholders' equity attributable to each outstanding share of common stock after the unallocated shares held by the Company's Employee Stock Ownership Plan ("ESOP") are subtracted from the total number of shares outstanding. It is determined by dividing total stockholders' equity at the end of a period by said number of shares at the same date.

CASH EARNINGS

For New York Community Bancorp, Inc., cash earnings represent the income statement-related net credits to stockholders' equity for the financial statement period being reported. In addition to GAAP earnings, the Company's cash earnings include the direct after-tax credits to stockholders' equity that partially offset certain stock benefit plan-related expenses, net of income taxes.

These plan-related compensation costs are charged against earnings, net of income taxes, in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 93-6 and Accounting Principles Board ("APB") Statement No. 25, which require that the amortization and appreciation of allocated shares held in the Company's stock-related benefit plans and the associated tax benefits be recorded as compensation and benefits expense and income tax expense, respectively. While these expenses thus represent a reduction in GAAP earnings, they also represent a credit to stockholders' equity.

For the year ended December 31, 2001, the Company's cash earnings calculation also includes the amortization of goodwill stemming from its acquisition of Haven Bancorp, Inc. and the amortization of the core deposit intangible stemming from its merger with Richmond County Financial Corp. In 2002, the amortization of goodwill will be discontinued, but the amortization of the core deposit intangible will remain.

CORE DEPOSIT INTANGIBLE

In a merger or acquisition accounted for as a purchase transaction, "core deposit intangible" refers to the excess of the fair market value over the book value of core deposit accounts acquired. The core deposit intangible incurred in the Company's merger with Richmond County Financial Corp. is reflected on the balance sheet and is being amortized over a period of ten years.

CORE EARNINGS

The Company defines its core earnings as the earnings it would have recorded had its net income not included any gains from, or charges incurred in, non-core operations. Core earnings are therefore determined by subtracting any non-core after-tax gains recorded during a period from the net income recorded for that period, and by adding back to net income any non-core after-tax charges recorded during the same period of time. The Company believes that its core earnings provide a more accurate picture of its capacity to earn from ongoing operations. Examples of non-core gains include gains on the sale of loans, securities, and bank-owned properties; examples of non-core charges include charges stemming from the allocation of ESOP shares in connection with mergers and acquisitions.

COST OF FUNDS

The interest expense associated with interest-bearing liabilities, typically expressed as a ratio of interest expense to the average balance of interest-bearing liabilities for a given period.

EFFICIENCY RATIO

Measures operating expense as a percentage of the sum of net interest income and other operating income. To calculate its core efficiency ratio, the Company subtracts from operating expense any non-core charges and subtracts from other operating income any non-core gains. To calculate its cash efficiency ratio, the Company subtracts from operating expense the amortization and appreciation of shares held in its stock-related benefit plans.

GAAP

Abbreviation used to refer to accounting principles generally accepted in the United States of America, on the basis of which financial statements are prepared.

GOODWILL

In a merger or acquisition accounted for as a purchase transaction, the excess of the cost of the acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is referred to as goodwill. Goodwill is reflected on the balance sheet and, effective January 1, 2002, is required to be tested annually for impairment.

INTEREST RATE SENSITIVITY

Refers to the likelihood that the interest earned on assets and the interest paid on liabilities will change as a result of fluctuations in market interest rates.

INTEREST RATE SPREAD

The difference between the yield earned on the Company's interest-earning assets and the cost of its interest-bearing liabilities.

MULTI-FAMILY MORTGAGE LOAN

A loan made on a rental apartment building or to an association that owns an apartment building structured as a cooperative corporation. A multi-family mortgage loan is secured by the underlying property.

NET CHARGE-OFFS

The difference between loan balances that have been written off against the allowance for loan losses and loan balances that have been recovered after having been written off, resulting in a net cost.

NET INTEREST INCOME

The difference between the interest and dividends earned on the Company's interest-earning assets and the interest paid on its interest-bearing liabilities.

NET INTEREST MARGIN

Measures net interest income as a percent of average interest-earning assets.

NON-PERFORMING ASSETS

Consists of mortgage loans in foreclosure, loans 90 days or more delinquent, and foreclosed real estate.

PAYOUT RATIO

The percentage of the Company's earnings that is paid out to shareholders in the form of dividends, determined by dividing the annualized dividend by the Company's earnings during the same period of time.

PURCHASE ACCOUNTING

The accounting method used in a business combination whereby the acquiring company treats the acquired company as an investment and adds the acquired company's assets and liabilities to its own at their fair market value. The excess of the cost of the acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed is recognized as an asset, referred to as "goodwill." The excess of the fair market value over the book value of core deposit accounts acquired is recognized as an intangible asset, referred to as the "core deposit intangible."

RETURN ON AVERAGE ASSETS

A measure of profitability determined by dividing net income by average assets.

RETURN ON AVERAGE STOCKHOLDERS' EQUITY

A measure of profitability determined by dividing net income by average stockholders' equity.

REVENUES

Consists of net interest income and other operating income.

YIELD

The interest income associated with interest-earning assets, typically expressed as a ratio of interest income to the average balance of interest-earning assets for a given period.

YIELD CURVE

A graph that illustrates the difference between the yields on long-term and short-term interest rates over a period of time, considered a key economic indicator.

OVERVIEW

New York Community Bancorp, Inc. (the "Company") is the holding company for New York Community Bank (the "Bank") and the eighth largest thrift in the nation, based on market capitalization at March 22, 2002. The Bank currently serves its customers through a network of 108 banking offices spanning all five boroughs of New York City, Long Island, and New Jersey, as well as Westchester County, New York. Capitalizing on the brand equity of its respective divisions, the Bank operates its branches under the following names: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank.

In addition to operating the largest supermarket banking franchise in the metro New York region, with 54 in-store branches, the Bank ranks among its leading producers of multi-family mortgage loans.

On July 31, 2001, eight months following its acquisition of Haven Bancorp, Inc. ("Haven"), parent company of CFS Bank, on November 30, 2000, the Company completed a merger-of-equals with Richmond County Financial Corp. ("Richmond County"), parent company of Richmond County Savings Bank. With assets of $3.7 billion (including net loans of $1.9 billion) and deposits of $2.5 billion (including core deposits of $1.4 billion) at the date of the merger, Richmond County contributed significantly to the Company's asset and deposit growth. At December 31, 2001, the Company recorded total assets of $9.2 billion (including total loans of $5.4 billion) and total deposits of $5.5 billion (including core deposits of $3.0 billion).

The merger also generated goodwill of $498.6 million and a core deposit intangible of $60.0 million; the latter amount was reduced via amortization to $57.5 million at December 31, 2001.

In addition, the merger added 33 traditional branches and a customer convenience center to the Company's branch network, bringing the total number of banking offices to 119 at year-end 2001. The current number of offices–108–reflects the opening of one traditional and two in-store branches on Staten Island in the first quarter and the anticipated divestiture of 14 in-store branches in Connecticut, New Jersey, and Rockland County, New York in the second quarter of 2002.

At December 31, 2001, the number of outstanding shares totaled 101,845,276, reflecting the issuance of 38,545,791 shares pursuant to the Richmond County merger and the issuance of shares pursuant to 3-for-2 stock splits on March 29 and September 20, 2001. The Company also maintained an active share repurchase program, with a total of 6,254,437 shares repurchased over the course of the year. On February 20, 2002, the Company announced that it had completed the repurchase of 2,250,000 shares under the Board of Directors' September 14, 2001 authorization and had been authorized to repurchase up to an additional 2,250,000 shares. Reflecting share repurchases and options exercised in the first eleven weeks of the new year, the number of shares outstanding at March 22, 2002 was 102,175,430.

In addition to the five-month benefit of the Richmond County merger, the Company's 2001 performance reflects the full-year benefit of its acquisition of Haven, and the restructuring of the balance sheet subsequent to both events. In 2001, the Company sold $526.9 million and $83.7 million in one-to-four family mortgage loans acquired through the Haven and Richmond County transactions, respectively. Utilizing the funding gained through asset sales, wholesale leveraging, and the transactions, the Company produced a record level of mortgage loans in 2001. Mortgage originations totaled $1.2 billion, more than double the prior-year volume, including $791.3 million in multi-family mortgage loans. Capitalizing on the yield curve, the Company also increased its securities investments, leveraging its capital to profitable effect. At December 31, 2001, the portfolio of securities available for sale totaled $2.4 billion, as compared to $303.7 million at the previous year-end.

In 2001, the Company's earnings rose $80.0 million, or 326.8%, to $104.5 million, equivalent to a 139.3% increase in diluted earnings per share to $1.34. Reflecting the full-year benefit of the Richmond County merger and subsequent strategic actions, the Company anticipates that its 2002 diluted earnings per share will increase better than 50%.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This report contains certain forward-looking statements with regard to the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for the purposes of said safe harbor provisions.

The forward-looking statements made in this report are based on current expectations, but actual results may differ materially from anticipated results. Forward-looking statements are based on certain assumptions and describe the Company's plans, strategies, and expectations for the year ahead. Generally speaking, such statements may be identified by the use of such words as "believe," "expect," "intend," "anticipate," "estimate," "project," "assume," "evaluate," "assess," or similar expressions. The Company's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the Company's portfolios of loans and investments; changes in the demand for loan products or financial services in the Company's local markets; changes in deposit flows or competition; changes in local real estate values; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing, and services.

Specific factors that could cause future results to vary from current expectations are detailed from time to time in the Company's SEC filings, including this report.

Readers are cautioned not to place undue reliance on these forward-looking statements, including management's 2002 earnings projections, as such statements reflect expectations and assessments based on factors known only as of the date of this report. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

FINANCIAL CONDITION

Balance Sheet Summary

The Richmond County merger combined with a record level of mortgage loan production to produce a 95.4% increase in total assets over the course of 2001. Total assets rose to $9.2 billion at December 31, 2001 from $4.7 billion at December 31, 2000, reflecting $3.7 billion in net assets acquired in the merger and the origination of $1.2 billion in mortgage loans.

The growth in assets was tempered by a strategic restructuring program, designed to enhance profitability and minimize credit and interest rate risk. In 2001, the Company sold $114.9 million of securities acquired in the Haven transaction and, from the Haven and Richmond County transactions, $610.6 million of one-to-four family mortgage loans.

Boosted by originations and by $1.9 billion in net loans acquired, the mortgage loan portfolio rose $1.7 billion, or 47.0%, to $5.3 billion, including a $1.3 billion, or 67.3%, increase in multi-family mortgage loans to $3.3 billion. The growth in loans was partly offset by the aforementioned sale of one-to-four family mortgage loans in connection with the post-transaction restructuring of the balance sheet.

Despite the significant asset growth achieved pursuant to the transactions, the Company maintained a solid record of asset quality. While non-performing assets rose $8.6 million year-over-year to $17.7 million, the ratio of non-performing assets to total assets was 0.19% at both December 31, 2001 and 2000. Non-performing loans represented $17.5 million of the year-end 2001 total, while foreclosed real estate accounted for the remaining $249,000. Included in non-performing loans at year-end 2001 were mortgage loans in foreclosure totaling $10.6 million and loans 90 days or more delinquent totaling $6.9 million. Additionally, the fourth quarter of 2001 was the Company's 29th consecutive quarter without any net charge-offs being recorded since the fourth quarter of 1994.

Notwithstanding the absence of any net charge-offs or provisions for loan losses, the loan loss allowance rose from $18.1 million at December 31, 2000 to $40.5 million at December 31, 2001. The 2001 amount reflects the addition of $22.4 million pursuant to the Richmond County merger, and represented 231.46% of non-performing loans and 0.76% of loans, net.

The increase in assets also reflects the addition of goodwill and the core deposit intangible from the Richmond County merger, which totaled $558.6 million at December 31, 2001.

Other assets also rose, to $252.4 million, from $108.9 million at the prior year-end. Bank-owned Life Insurance ("BOLI") represented $123.3 million of the December 31, 2001 balance, as compared to $62.4 million of the balance at December 31, 2000.

The growth in assets was also fueled by a $2.1 billion increase in the portfolio of securities available for sale to $2.4 billion, including $2.1 billion in mortgage-backed and mortgage-related securities. In addition to $1.3 billion in securities acquired in the Richmond County merger, the increase reflects the Company's subsequent purchase of investments to capitalize on the attractive yield curve in the latter half of the year.

Asset growth was funded by a 67.3% increase in deposits and supplemented by a 141.6% increase in borrowings. Largely reflecting the benefit of the Richmond County merger, total deposits rose $2.2 billion from the year-end 2000 balance to $5.5 billion at December 31, 2001. The increase was fueled by a $1.7 billion rise in core deposits to $3.0 billion, representing 55.8% of total deposits, and by a $534.1 million rise in CDs to $2.4 billion, representing 44.2%.

Taking advantage of the attractive yield curve to strengthen its capital position, the Company implemented a wholesale leveraging strategy in the third quarter of the year. Primarily reflecting an increase in FHLB advances, total borrowings rose $1.5 billion to $2.5 billion at December 31, 2001. In addition to $916.2 million in borrowings acquired in the Richmond County merger, the increase also reflects the Company's issuance of $121.3 million in trust preferred securities in December 2001.

Supported by twelve-month cash earnings totaling $149.0 million, stockholders' equity rose to $983.1 million at December 31, 2001. In addition to distributing cash dividends totaling $44.0 million, the Company allocated $121.0 million toward the repurchase of 6,254,437 Company shares over the course of the year.

Under the Federal Deposit Insurance Corporation Improvement Act, better known as "FDICIA," the Company is required to maintain certain minimum levels of capital. Primarily reflecting the aforementioned issuance of $121.3 million in trust preferred securities in the fourth quarter, the Company's Tier 1 capital ratio improved from 9.70% of risk-weighted assets at December 31, 2000 to 10.37% at December 31, 2001.

Loans

The Company's capacity for mortgage loan production was significantly fueled by funding acquired in the Haven transaction and by the funding acquired in the merger with Richmond County the following July. As a result, the Company achieved a record level of mortgage loan production in 2001, with twelve-month originations nearly doubling to $1.2 billion from $616.0 million in the prior year. Included in the 2001 amount were multi-family mortgage loan originations of $791.3 million, as compared to $541.7 million in the year-earlier twelve months.

Reflecting originations and $783.8 million in multi-family loans acquired in the Richmond County merger, the portfolio of multi-family mortgage loans rose $1.3 billion from the year-end 2000 balance to $3.3 billion at December 31, 2001. Multi-family mortgage loans represented 68.8% of total twelve-month mortgage originations and 61.6% of total mortgage loans outstanding at year-end.

The growth in loans was also fueled by commercial real estate and construction loan production, with originations totaling $130.7 million and $91.2 million, respectively, during the twelve-month period. In addition, the Company acquired commercial real estate loans of $136.8 million and construction loans of $86.7 million in the Richmond County merger. As a result, the portfolios grew $237.9 million and $92.9 million to $561.9 million and $152.4 million, respectively, at December 31, 2001. Commercial real estate loans thus represented 10.6% of year-end mortgage loans outstanding, while construction loans represented 2.9%.

The remainder of the mortgage loan portfolio consisted of one-to-four family mortgage loans acquired in the Richmond County merger and, to a lesser extent, of seasoned one-to-four family mortgage loans from the Bank's pre-transaction loan portfolio. Of the $875.1 million in one-to-four family mortgage loans acquired in the Richmond County transaction, $83.7 million were immediately sold.

While the Company offers its customers an extensive menu of one-to-four family mortgage products, such loans are originated on a conduit basis, and sold without recourse. Applications are taken and processed by a third-party provider, who pays the Company a fee for every loan that is closed and delivered. The benefits of this arrangement are apparent in the fee income generated, and in the reduced exposure to credit and interest rate risk. In addition, the arrangement is consistent with the Company's emphasis on cost reduction, as one-to-four family loans are less efficient to produce and service than multi-family, commercial real estate, and construction loans.

Reflecting the post-transaction sale of loans, the conduit relationship, and repayments, the portfolio of one-to-four family mortgage loans rose a modest $51.2 million to $1.3 billion, representing 24.9% of mortgage loans outstanding at December 31, 2001. In 2002, the concentration of one-to-four family mortgage loans is expected to decline through repayments and securitization; at the same time, the concentration of multi-family mortgage loans is expected to increase.

The Company's longtime preference for multi-family lending is based on the quality, efficiency, and profitability of such assets as compared to those of one-to-four family mortgage loans. For example, the Company's emphasis on local-market multi-family loans has been rewarded by the fully performing status of such assets during the 15 years ended December 31, 2001.

The approval process for these loans is highly efficient, typically taking a period of four to six weeks. Multi-family mortgage loans are arranged through a select group of experienced mortgage brokers who are familiar with the Company's underwriting procedures and its reputation for timely response. As one of the few banks in the marketplace to make multi-family mortgage loans in the late 1980s and early 1990s, the Company has been rewarded with a steady supply of product, despite the entry of new competitors into the marketplace.

Multi-family loans also support the Company's preference for short-term assets and feature a term of ten years, and occasionally less. Such loans generally feature a fixed rate of interest for the first five years of the mortgage and a rate that adjusts with prime in each of years six through ten. Another feature of these loans is a stringent prepayment penalty schedule. Penalties range from five percentage points to two in years one through five of the mortgage, depending on the remaining term at the time the loan is prepaid. While discouraging prepayments, such penalties are also used as a tool in negotiations with borrowers seeking to refinance their loans. Multi-family mortgage lending is, in essence, a refinancing business; regardless of whether interest rates are rising or declining, the typical loan in the portfolio refinances within a period of three to five years.

The Company's multi-family market niche is centered in the metro New York region and tends to consist of buildings that are rent-controlled or rent-stabilized. At December 31, 2001, 81.1% of the multi-family loan portfolio was secured by buildings in the five boroughs of New York City, including 29.2% in Manhattan and 24.8% in Queens.

One of the many attractions of the Richmond County merger was the opportunity to expand the multi-family market niche. Appropriately, 7.8% of multi-family mortgage loans at year-end were secured by buildings in New Jersey and 6.0% by buildings in other neighboring states. The portfolio of multi-family mortgage loans acquired in the Richmond County merger was primarily secured by buildings in the New Jersey counties of Atlantic, Camden, Essex, and Hudson, and in the vicinity of Philadelphia, Pennsylvania.

The Company's commercial real estate loans are structured in the same manner as its multi-family credits, typically featuring a fixed rate for the first five years of the loan, and a rate that adjusts in each of years six through ten. The majority of commercial real estate loans are secured by office or retail buildings, nearly half of which are located in Staten Island and Queens. The remainder of the portfolio is secured by properties in the other three boroughs of New York City, and, to a lesser extent, by properties on Long Island and in New Jersey.

Another benefit of the merger with Richmond County was the addition of its construction lending expertise. While the Company originated construction loans prior to the transaction, its focus on this type of lending has expanded since the merger took place. The Company primarily originates construction loans to a select group of experienced builders with whom it has had a successful lending relationship in the past.

Building loans are primarily made for the construction of owner-occupied one-to-four family homes under contract and, to a far lesser extent, for the acquisition and development of commercial real estate properties. Originated for terms of up to two years, construction loans feature a daily floating prime-based rate of interest, with a floor of the original rate.

As a result of the funding acquired in the Richmond County merger, the Company is better positioned than ever before to lend to its full capacity. With first quarter 2002 originations approximating $500.0 million and approximately $600.0 million in the pipeline at quarter's end, the Company currently expects that its 2002 mortgage loan production will exceed the level recorded in 2001. However, the ability to close these loans and others over the course of the next three quarters could be counteracted by various factors, including a downturn in the economy, an increase in competition, and a decline in loan demand.

Loan Portfolio Analysis

	At December 31,					
	2001		2000		1999	
(dollars in thousands)	**Amount**	**Percent of Total**	Amount	Percent of Total	Amount	Percent of Total
MORTGAGE LOANS:						
Multi-family	**$3,255,167**	**60.23%**	$1,945,656	53.51%	$1,348,351	83.72%
1-4 family	**1,318,295**	**24.40**	1,267,080	34.85	152,644	9.48
Commercial real estate	**561,944**	**10.40**	324,068	8.91	96,008	5.96
Construction	**152,367**	**2.82**	59,469	1.64	4,793	0.30
Total mortgage loans	**5,287,773**	**97.85**	3,596,273	98.91	1,601,796	99.46
OTHER LOANS:						
Home equity	**87,274**	**1.61**	12,240	0.34	1,347	0.08
Cooperative apartment	**—**	**—**	3,726	0.10	4,856	0.30
Passbook savings	**1,777**	**0.03**	779	0.02	331	0.02
Other	**27,827**	**0.51**	23,003	0.63	2,208	0.14
Total other loans	**116,878**	**2.15**	39,748	1.09	8,742	0.54
Total loans	**5,404,651**	**100.00%**	3,636,021	100.00%	1,610,538	100.00%
Unearned premiums (discounts)	**91**		(18)		(24)	
Less: Net deferred loan origination fees	**3,055**		1,553		2,404	
Allowance for loan losses	**40,500**		18,064		7,031	
Loans, net	**$5,361,187**		$3,616,386		$1,601,079	

Asset Quality

While asset growth played a major part in the Company's 2001 performance, the quality of its assets played an important supporting role. Despite the significant portfolio growth generated by transactions and mortgage loan production, the quality of the Company's assets was essentially sustained.

As proof of point, in 2001, the Company extended its record to 29 consecutive quarters without any net charge-offs, and maintained a 0.19% ratio of non-performing assets to total assets at December 31, 2001. While non-performing assets rose $8.6 million year-over-year to $17.7 million, the 0.19% ratio was consistent with the ratio recorded at the prior year-end.

The increase in non-performing assets stemmed almost entirely from an $8.4 million rise in non-performing loans to $17.5 million, equivalent to 0.33% of loans, net. Included in the latter amount were mortgage loans in foreclosure of $10.6 million and loans 90 days or more delinquent of $6.9 million. At the prior year-end, non-performing loans represented 0.25% of loans, net, and included mortgage loans in foreclosure of $6.0 million and loans 90 days or more delinquent of $3.1 million. The increase in non-performing loans was primarily merger-related, consisting of one-to-four family and home equity loans from the Richmond County portfolio.

Foreclosed real estate accounted for the remaining $249,000 of total non-performing assets, and was comprised of five one-to-four family mortgage loans. Similarly, the Company's portfolio of non-performing loans was secured by one-to-four family homes within its primary markets; there were no non-performing multi-family, commercial real estate, or construction loans at December 31, 2001.

While the quality of the Company's loans reflects the strength of the local real estate market, it also reflects the consistently conservative underwriting and credit standards maintained. In the case of multi-family and commercial real estate loans, management looks at the appraised value of the property that collateralizes the credit, and, more importantly, at the consistency of the cash flow produced. The condition of the property is another critical factor: every building and property is inspected from rooftop to basement, as a prerequisite to approval by the Real Estate and Mortgage Committee of the Board. All inspections are conducted by a senior mortgage officer, who is accompanied by a member of executive management when the amount of the loan exceeds $1.0 million. When the loan amount exceeds $1.5 million, a member of the Board of Directors' Real Estate and Mortgage Committee also participates in the inspection; the entire Committee reviews and approves all loans, regardless of amount. In the event that a loan amount is greater than $5.0 million, the loan must be approved by the Board of Directors of the Bank as a whole. Furthermore, all properties are appraised by independent appraisers whose appraisals are carefully reviewed by the Company's in-house appraisal officers.

Credit risk is also controlled by lending in a market that has been home to the Bank and its officers for decades, not years. Such loans are essentially brought to the Bank by a select group of mortgage brokers who have worked with the Bank or its acquirees for thirty years or more.

To further minimize credit risk, the Company limits the amount of credit granted to any one borrower and requires a minimum debt coverage ratio of 120%. Although the Company will lend up to 75% of appraised value on multi-family buildings and up to 65% on commercial properties, the average loan-to-value ratio of such credits was 59.6% and 50.3% at year-end 2001. At December 31, 2001, the average multi-family mortgage loan had a principal balance of $1.4 million, while the average commercial real estate loan had a principal balance of $685,800. The largest multi-family mortgage loan was on a garden apartment complex in Queens with 19 buildings and 894 units; the largest commercial loan was on a 15-story office building in Manhattan. The principal balances of these loans were $36.4 million and $31.1 million, respectively, at year-end 2001.

The Company's construction loans are also stringently underwritten, and primarily made to multi-generational builders who have worked with the Bank or its acquirees in the past. The Company will typically lend up to 70% of the estimated market value, or up to 80%, in the case of home construction loans to individuals. With respect to commercial constructions loans, which are not its primary focus, the Company will typically lend up to 65% of the estimated market value of the property. Loan proceeds are disbursed periodically in increments as construction progresses, and as warranted by inspection reports provided by the Bank's own lending officers.

To a far lesser extent, the Bank also originates land loans to local developers for the purpose of holding or developing the land for sale. Such loans are secured by a lien on the property and are limited to 65% of the appraised value of the secured property on raw land or up to 75% on developed building lots. The principal is reduced as lots are sold and released.

While the Company is no longer originating one-to-four family mortgage loans for portfolio (thus lessening its credit risk exposure), such loans were retained for portfolio in the past. Prior to its transactions with Haven and Richmond County, loans originated by the Company were typically made on a limited documentation basis, with approval depending on a thorough property appraisal; the verification of financial assets, when furnished; and a review of the borrower's credit history. With the Richmond County merger, the Company acquired a portfolio of one-to-four family mortgage loans that were primarily made on a full documentation basis, requiring verification of income in addition to the items listed above. To further reduce the credit risk inherent in one-to-four family mortgage lending, the Company anticipates securitizing a significant portion of its portfolio in the second quarter of 2002.

While delinquencies have been minimal, the Company maintains specific procedures to ensure that problems are swiftly addressed when they do occur. In the case of multi-family, construction, and commercial real estate loans, the borrower is personally contacted within 20 days of non-payment; in the case of one-to-four family mortgage loans, the borrower is notified by mail within 20 days.

In the wake of the terrorist attacks on the World Trade Center on September 11th, the Company conducted an analysis of its loans in lower Manhattan, and determined that the portfolio was not at material risk. While concerns have been raised by the subsequent loss of jobs in the region, the soundness of the portfolio is still currently intact. Because the majority of the Company's multi-family loans are secured by rent-controlled and rent-stabilized buildings, it is believed that the portfolio is better insulated against economic downturn than those secured by other types of buildings or by one-to-four family homes.

While every effort is consistently made to originate quality assets, the absence of problem loans cannot be guaranteed. The ability of a borrower to fulfill his or her obligations may be impacted by a change in personal circumstances, a decline in real estate values, or a downturn in the local economy. To minimize the impact of credit risk, the Company maintains coverage through an allowance for loan losses that rose from $18.1 million at December 31, 2000 to $40.5 million at December 31, 2001. The 2001 amount reflects the addition of $22.4 million pursuant to the Richmond County merger, and represents 231.46% of non-performing loans and 0.76% of loans, net.

The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by net charge-offs. Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio, based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; geographic, industry, and other environmental factors; and model imprecision. In establishing the allowance for loan losses, management also considers the Company's current business strategy and credit process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures.

The policy of the Bank is to segment the allowance to correspond to the various types of loans in the loan portfolio. These loan categories are assessed with specific emphasis on the underlying collateral, which corresponds to the respective levels of quantified and inherent risk. The initial assessment takes into consideration non-performing loans and the valuation of the collateral supporting each loan. Non-performing loans are risk-weighted based upon an aging schedule that typically depicts either (1) delinquency, a situation in which repayment obligations are at least 90 days in arrears, or (2) serious delinquency, a situation in which legal foreclosure action has been initiated. Based upon this analysis, a quantified risk factor is assigned to each type of non-performing loan. This results in an allocation to the overall allowance for the corresponding type and severity of each non-performing loan category.

Performing loans are also reviewed by collateral type, with similar risk factors being assigned. These risk factors take into consideration, among other matters, the borrower's ability to pay and the Bank's past loan loss experience with each loan type. The performing loan categories are also assigned quantified risk factors, which result in allocations to the allowance that correspond to the individual types of loans in the portfolio.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary, based on changes in economic and local market conditions beyond management's control. In addition, various regulatory agencies periodically review the Bank's loan loss allowance as an integral part of the examination process. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on the judgment of the regulators with regard to information provided to them during their examinations. Based upon all relevant and presently available information, management believes that the current allowance for loan losses is adequate.

The Company's policies with regard to the allowance for loan losses are considered critical to its financial condition because they require management to make difficult, complex, or subjective judgments regarding certain matters that may be inherently uncertain. Accordingly, the loan loss allowance is also discussed in Note 1 to the Consolidated Financial Statements. For more information regarding asset quality and the coverage provided by the loan loss allowance, see the Asset Quality Analysis that follows and the discussion of the provision for loan losses on page 32 of this report.

Asset Quality Analysis

(dollars in thousands)	2001	2000	1999	1998	1997
ALLOWANCE FOR LOAN LOSSES:					
Balance at beginning of year	**$18,064**	$ 7,031	$ 9,431	$9,431	$9,359
Loan recoveries	**—**	—	—	—	72
Acquired allowance	**22,436**	11,033	—	—	—
Reversal of provision for loan losses	**—**	—	(2,400)	—	—
Balance at end of year	**$40,500**	$18,064	$ 7,031	$9,431	$9,431
NON-PERFORMING ASSETS:					
Mortgage loans in foreclosure	**$10,604**	$6,011	$2,886	$5,530	$6,121
Loans 90 days or more delinquent	**6,894**	3,081	222	663	1,571
Total non-performing loans	**17,498**	9,092	3,108	6,193	7,692
Foreclosed real estate	**249**	12	66	419	1,030
Total non-performing assets	**$17,747**	$9,104	$3,174	$6,612	$8,722
RATIOS:					
Non-performing loans to loans, net	**0.33%**	0.25%	0.19%	0.42%	0.55%
Non-performing assets to total assets	**0.19**	0.19	0.17	0.38	0.54
Allowance for loan losses to non-performing loans	**231.46**	198.68	226.22	152.28	122.61
Allowance for loan losses to loans, net	**0.76**	0.50	0.44	0.63	0.68

Securities, Mortgage-backed Securities, and Money Market Investments

While the origination of multi-family mortgage loans remained the Company's primary focus, the Company enriched its mix of assets by increasing its investments in securities and mortgage-backed securities over the course of the year. Investments are selected to support three primary objectives: minimizing exposure to credit and interest-rate risk; providing needed liquidity; and keeping the Bank's funds fully employed at the maximum rate of return.

The Company categorizes its securities investments into two classifications: securities available for sale (which includes available-for-sale mortgage-backed securities) and securities and mortgage-backed securities held to maturity. While securities classified as available for sale are intended to generate earnings, they also provide the Company with the flexibility to hold or sell, as needed, depending on changing circumstances and current market opportunities.

In keeping with its objectives, and reflecting $1.3 billion in securities available for sale acquired in the Richmond County merger, the Company's portfolio of available-for-sale securities rose from $303.7 million at December 31, 2000 to $2.4 billion at December 31, 2001. While the 2000 amount represented a modest 6.4% of total assets, the 2001 amount represented a far more significant 25.8%.

Mortgage-backed securities represented $2.1 billion, or 89.4%, of the year-end 2001 available-for-sale portfolio, and featured an average term to maturity of 2.3 years. Debt and equity securities accounted for the remaining $253.3 million of the balance, including capital trust notes of $124.3 million. The remaining debt and equity securities consisted of preferred and common stock, U.S. Government and agency obligations, and corporate bonds.

While the portfolio of securities available for sale rose $2.1 billion, the portfolio of securities held to maturity declined $19.3 million to $203.2 million at December 31, 2001. Partly reflecting securities acquired in the Richmond County merger, the held-to-maturity securities portfolio consisted primarily of corporate and government bonds and capital trust notes with an investment grade rating.

The portfolio of mortgage-backed securities held to maturity, meanwhile, rose from $1.9 million to $50.9 million, largely reflecting investments purchased in the fourth quarter of 2001.

Money market investments, in the form of federal funds sold overnight, totaled $10.2 million, as compared to $124.6 million at the prior year-end. The decline reflects the deployment of funds into higher yielding securities investments, consistent with the objectives outlined above.

Reflecting management's stated preference for multi-family mortgage lending, it is expected that the Company's portfolios of securities and mortgage-backed securities will be reduced over time.

Sources of Funds

The Company's capacity for asset generation was greatly enhanced by the funding acquired in the Richmond County merger and the resultant addition of 34 banking offices. As a result of the merger, total deposits rose $2.2 billion year-over-year to $5.5 billion, signifying an increase of 67.3% at December 31, 2001.

While deposit growth was across-the-board, the growth in core deposits substantially exceeded the growth in CDs. Core deposits rose $1.7 billion year-over-year to $3.0 billion, while CDs rose $534.1 million to $2.4 billion. The concentration of core deposits thus rose to 55.8% of total deposits from 42.5%, the year-earlier percentage, while the concentration of CDs declined to 44.2% from 57.5%.

The growth in core deposits stemmed from a $228.9 million rise in NOW and money market accounts to $948.3 million; a $1.1 billion rise in savings accounts to $1.6 billion; and a $283.8 million rise in non-interest-bearing accounts to $455.1 million. NOW and money market accounts thus represented 17.4% of total deposits, while savings accounts and non-interest-bearing accounts represented 30.1% and 8.4%, respectively, at December 31, 2001.

The lower concentration of CDs was consistent with management's objective of reducing its dependence on higher cost funding sources, while also reflecting customer response to a declining rate environment. In addition, a significant percentage of CDs maturing during the year were invested in alternative investment products offered through 86 of the Company's branch offices. The Company earns other operating income on the sale of such products and ranks among the industry's top producers of revenues from investment product sales.

Capitalizing on the opportunities presented by the highly favorable yield curve, the Company embarked on a wholesale leveraging program in the third quarter of the year. As a result, the balance of borrowings grew to $2.5 billion at December 31, 2001 from $1.0 billion at December 31, 2000. Included in the year-end 2001 balance were Federal Home Loan Bank ("FHLB") advances of $1.8 billion (of which $776.0 million were acquired in the Richmond County merger) and reverse repurchase agreements and trust preferred securities totaling $718.0 million. The funding provided by borrowings and deposits was supplemented by funds from loan prepayments, interest payments on loans and other investments, and the maturities of securities and mortgage-backed securities.

The Company's ability to attract and retain deposits depends on various factors, including market interest rates and competition with other banks. The Company vies for deposits by emphasizing convenience and by offering an array of financial products consistent with those expected of a full-service bank.

The Company operates its branch network through six community divisions, each one retaining a strong local identity. The Queens County Savings Bank Division is the largest, with 26 locations, including 17 traditional and eight in-store banking offices in Queens. The Richmond County Savings Bank Division is next in line, with 24 locations, including 17 traditional and five in-store offices in Richmond County. Included in the latter amounts are one traditional and two in-store branches that opened in the first quarter of 2002.

As a result of its acquisition of Haven, the Company operates the largest supermarket banking franchise in the metro New York region, and one of the largest in the northeast. Open seven days a week, including most holidays, the Company's in-store branches have been a significant source of low cost deposits, and of revenues from the sale of mutual funds and annuities. Reflecting the aforementioned opening of two in-store branches in Staten Island in the first quarter of 2002 and the anticipated divestiture of 14 in-store branches in New Jersey, Connecticut, and Rockland County in the second, the number of in-store branches will soon be 54.

While the Company's in-store branches are primarily located on Long Island and the five boroughs of New York City, its 53 traditional banking offices are primarily concentrated in Queens and Richmond counties and New Jersey. The Bank enjoys the fifth and second largest share of deposits, respectively, in the two boroughs and a substantial portion of deposits in several densely populated New Jersey communities.

With a total network of 108 offices, a competitive product menu, and a structure that emphasizes community banking, the Company is well positioned to attract and retain a solid customer base.

Asset and Liability Management and the Management of Interest Rate Risk

The Company manages its assets and liabilities to reduce its exposure to changes in market interest rates. The asset and liability management process has three primary objectives: to evaluate the interest rate risk inherent in certain balance sheet accounts; to determine the level of risk that is appropriate, given the Company's business strategy, operating environment, capital and liquidity requirements, and performance objectives; and to manage that risk in a manner consistent with the Board of Directors' approved guidelines.

Market Risk

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those possessing a short term to maturity.

The Company has pursued the following strategies in the process of managing its interest rate risk: (1) Emphasizing the origination and retention of multi-family and commercial real estate loans with a fixed rate of interest in the first five years of the loan and a rate that adjusts annually in each of years six through ten; (2) selling, from time to time, one-to-four family mortgage loans without recourse; and (3) investing in fixed-rate mortgage-backed and mortgage-related securities with estimated average lives of three to seven years. These strategies take into consideration the relative stability of the Company's core deposits and, more recently, the growth in core deposits stemming from its Haven and Richmond County transactions.

The actual duration of mortgage loans and mortgage-backed securities can be significantly impacted by changes in prepayment levels and market interest rates. Mortgage prepayments will vary due to a number of factors, including the economy in the region where the underlying mortgages were originated; seasonal factors; demographic variables; and the assumability of the underlying mortgages. However, the largest determinants of prepayments are prevailing interest rates and related mortgage refinancing opportunities. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix can be made on a timely basis when deemed appropriate. The Company does not currently participate in hedging programs, interest rate swaps, or other activities involving the use of off-balance-sheet derivative financial instruments.

In 2001, the Company took a variety of actions to minimize its exposure to interest rate risk. First, the Company sold $725.5 million of assets acquired in the Haven and Richmond County transactions and utilized the proceeds to originate assets with shorter terms to maturity. Second, the merger with Richmond County, like the Haven transaction before it, provided a significant infusion of lower cost funds. The increase in funding provided support for the record level of mortgage loan production and for the increased concentration of loans specifically structured to minimize risk. Subsequent to the merger, the Company took additional steps to reduce its exposure, by increasing its investment in readily saleable mortgage-backed securities with leveraged funds. The increase in securities available for sale is indicative of a more flexible institution, one better equipped to address changes in market interest rates.

Gap Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that period of time. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time frame and the amount of interest-bearing liabilities maturing or repricing within that same period of time. At December 31, 2001, the Company's one-year gap was a negative 8.69%.

A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Accordingly, during a period of rising interest rates, a company with a positive gap would be better positioned to invest in higher yielding assets, as this might result in the yield on its assets increasing at a pace more closely matching the increase in the cost of its interest-bearing liabilities than if it had a negative gap. During a period of falling interest rates, a company with a positive gap would tend to see its assets repricing at a faster rate than one with a negative gap, which might tend to restrain the growth of its net interest income or result in a decline in interest income.

The table on page 22 sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 which, based on certain assumptions stemming from the Bank's historical experience, are expected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown as repricing or maturing during a particular time period were determined in accordance with the earlier of (a) the term to repricing, or (b) the contractual terms of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2001 on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. For mortgage and other loans (both adjustable- and fixed-rate), prepayment rates were assumed to range from 0% to 18% annually. Mortgage-backed and mortgage-related securities were assumed to prepay at rates based on their respective previous three-month prepayment experience. Savings accounts were assumed to decay at a rate of 5% for the first five years and 15% for the years thereafter. NOW and money market accounts were assumed to decay at an annual rate of 20% and 50%, respectively.

Prepayment and deposit decay rates can have a significant impact on the Company's estimated gap. While the Company believes its assumptions to be reasonable, there can be no assurance that assumed prepayment and decay rates will approximate actual future loan prepayments and deposit withdrawal activity.

Interest Rate Sensitivity Analysis

At December 31, 2001

(dollars in thousands)	Three Months or Less	Four to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	More than Five Years to 10 Years	More than 10 Years	Total
INTEREST-EARNING ASSETS:							
Mortgage and other loans(1)	$ 297,123	$ 985,530	$1,864,151	$1,592,649	$ 552,097	$ 95,693	$5,387,243
Securities(2)	17,369	35,564	1,000	29,470	91,573	281,554	456,530
Mortgage-backed securities(2)(3)	364,031	676,918	762,508	214,331	107,932	46,592	2,172,312
Money market investments	10,166	—	—	—	—	—	10,166
Total interest-earning assets	688,689	1,698,012	2,627,659	1,836,450	751,602	423,839	8,026,251
INTEREST-BEARING LIABILITIES:							
Savings accounts	13,660	68,302	163,924	169,560	1,223,793	—	1,639,239
NOW and Super NOW accounts	11,120	55,599	133,438	133,438	—	—	333,595
Money market accounts	76,841	230,523	307,365	—	—	—	614,729
Certificates of deposit	672,329	1,278,552	395,839	37,849	23,318	19	2,407,906
Borrowings	592,511	186,517	47,000	107,500	1,498,000	75,300	2,506,828
Total interest-bearing liabilities	1,366,461	1,819,493	1,047,566	448,347	2,745,111	75,319	7,502,297
Interest sensitivity gap per period(4)	$ (677,772)	$ (121,481)	$1,580,093	$1,388,103	$(1,993,509)	$348,520	$ 523,954
Cumulative interest sensitivity gap	$(677,772)	$(799,253)	$780,840	$2,168,943	$175,434	$523,954	
Cumulative interest sensitivity gap as a percentage of total assets	(7.36)%	(8.69)%	8.48%	23.57%	1.91%	5.69%	
Cumulative net interest-earning assets as a percentage of net interest-bearing liabilities	50.40	74.91	118.44	146.33	102.36	106.98	

(1) For purposes of the gap analysis, non-performing loans have been excluded.
(2) Securities and mortgage-backed securities are shown at their respective carrying values.
(3) Based on historical repayment experience.
(4) The interest sensitivity gap per period represents the difference between interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the preceding Interest Rate Sensitivity Analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of some borrowers to service their adjustable-rate loans may be adversely impacted by an increase in market interest rates.

Net Portfolio Value

Management also monitors the Company's interest rate sensitivity through the use of a model that generates estimates of the change in the Company's net portfolio value ("NPV") over a range of interest rate scenarios. NPV is defined as the net present value of expected cash flows from assets, liabilities, and off-balance-sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates, reinvestment rates, and deposit decay rates similar to those utilized in formulating the Interest Rate Sensitivity Analysis above. The following table sets forth the Company's NPV as of December 31, 2001:

Net Portfolio Value Analysis

Change in Interest Rates (in basis points)	Change in Asset Value	Change in Liability Value	Net Portfolio Value	Net Change	Portfolio Market Value Projected % Change to Base
–200	$9,816,309,332	$8,491,263,970	$1,325,045,362	$ 83,671,497	6.74%
–100	9,604,314,175	8,314,909,799	1,289,404,376	48,030,511	3.87
—	9,387,034,427	8,145,660,562	1,241,373,865	—	—
+100	9,146,989,183	7,977,146,434	1,169,842,749	(71,531,116)	(5.76)
+200	8,865,028,170	7,801,936,766	1,063,091,404	(178,282,461)	(14.36)

As with the Interest Rate Sensitivity Analysis, certain shortcomings are inherent in the methodology used in the preceding interest rate risk measurements. Modeling changes in NPV requires that certain assumptions be made which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Analysis presented on page 22 assumes that the composition of the Company's interest rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and also assumes that a particular change in interest rates is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. Also, the model does not take into account the Company's strategic plans. Accordingly, while the NPV Analysis provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income, and may very well differ from actual results.

Liquidity and Capital Position

Liquidity

The Company manages its liquidity to ensure that its cash flows are sufficient to support the Bank's operations and to compensate for any temporary mismatches with regard to sources and uses of funds caused by erratic loan and deposit demand.

As previously noted, the Bank's primary funding sources are deposits and borrowings. Additional funding has stemmed from interest and principal payments on loans, securities, and mortgage-backed securities, and the sale of securities, loans, and foreclosed real estate. While borrowings and the scheduled amortization of loans and securities are more predictable funding sources, deposit flows and mortgage prepayments are subject to such external factors as economic conditions, competition, and market interest rates.

The principal investing activities of the Bank are the origination of mortgage loans (primarily secured by multi-family buildings) and, to a lesser extent, the purchase of mortgage-backed and other investment securities. In 2001, the net cash used in investing activities totaled $3.9 billion, primarily reflecting a $2.4 billion net increase in loans, the purchase of securities available for sale totaling $2.7 billion, and proceeds from the redemption and sales of securities available for sale totaling $685.1 million. In addition to loans, net, of $1.8 billion acquired through the Richmond County merger (after sales of $83.7 million), the net increase in loans reflects twelve-month mortgage originations of $1.2 billion, offset by repayments and prepayments totaling $765.6 million.

The net cash used in operating activities totaled $425.9 million, including goodwill stemming from the Richmond County and Haven transactions, a $143.6 million increase in other assets (primarily reflecting the Company's BOLI investment), and the merger-related core deposit intangible of $60.0 million.

The Bank's investing and operating activities were funded by internal cash flows generated by its financing activities. In 2001, the net cash provided by financing activities totaled $4.2 billion, reflecting a $2.2 billion net increase in deposits and a $1.5 billion net increase in borrowings. Reflected in the latter amounts were $2.5 billion in deposits and $803.5 million in borrowings stemming from the Richmond County merger.

The Bank monitors its liquidity position on a daily basis to ensure that sufficient funds are available to meet its financial obligations, including withdrawals from depository accounts, outstanding loan commitments, contractual long-term debt payments, and operating leases. The Bank's most liquid assets are cash and due from banks and money market investments, which collectively totaled $178.6 million at December 31, 2001, as compared to $257.7 million at December 31, 2000. At the same time, the Bank's liquidity position was enhanced by a $2.1 billion increase in the portfolio of securities available for sale to $2.4 billion from $303.7 million. Additional liquidity is available through the Bank's FHLB line of credit, which totaled $3.7 billion at December 31, 2001, and a $10.0 million line of credit with a money center bank.

CDs due to mature in one year or less from December 31, 2001 totaled $1.9 billion; based upon recent retention rates as well as current pricing, management believes that a significant portion of such deposits will either roll over or be reinvested in annuities or mutual funds sold through the Bank's branch offices.

As the following table indicates, the Bank's and the Company's off-balance-sheet commitments at December 31, 2001 were limited to outstanding loan commitments totaling $344.4 million and investment commitments in the amount of $450.0 million.

(in thousands)	
Multi-family mortgage loans	**$228,545**
All other loans	**115,869**
Securities investments[(1)]	**450,000**
Total commitments	**$794,414**

(1) Consists entirely of commitments to purchase mortgage-backed securities.

The following table summarizes the maturity profile of the Company's consolidated contractual long-term debt payments and operating leases at December 31, 2001:

(in thousands)	**Long-term debt[1]**	**Operating leases**
2002	**$ 85,267**	**$ 5,375**
2003	**25,000**	**4,076**
2004	**22,000**	**3,512**
2005	**42,000**	**3,113**
2006	**65,500**	**2,698**
2007 and thereafter	**1,685,789**	**16,479**
Total	**$1,925,556**	**$35,253**

(1) Includes FHLB advances, trust preferred securities, and reverse repurchase agreements.

Based upon the strength of the Bank's liquidity position, management anticipates that the Bank and the Company will have sufficient funding to fulfill these commitments when they are due.

The primary sources of funding for the Company are trust preferred securities, dividend payments from the Bank, sales and maturities of investment securities, and, to a lesser extent, earnings on investments and deposits held by the Company. Trust preferred securities and dividend payments by the Bank have primarily been used to fund stock repurchase programs, to pay dividends on Company stock, and to pay the distributions on the trust preferred securities issued by the Company, which totaled $255.5 million at December 31, 2001.

The Bank's ability to pay dividends and other capital distributions to the Company is generally limited by New York State banking law and regulations, and by regulations of the Federal Deposit Insurance Corporation (the "FDIC"). In addition, the New York State Superintendent of Banks and the FDIC may prohibit, for reasons of safety and soundness, the payment of dividends that are otherwise permissible by regulation.

Under New York State banking law, a New York State-chartered stock savings bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Superintendent is required if the total of all dividends declared in a calendar year would exceed the total of the bank's net profits for that year combined with its retained net profits of the preceding two years (subject to certain adjustments). As of December 31, 2001, the Bank had $145.7 million of dividends or capital distributions it could pay to the Company without regulatory approval, and the Company had $2.7 million of securities available for sale and $107.1 million in cash deposits. Were the Bank to apply to the Superintendent for a dividend or capital distribution in excess of the dividend amounts permitted under the regulations, no assurances could be made that said application would be approved by the regulatory authorities.

Capital Position

The Company maintained an aggressive approach to capital management in 2001 and has already demonstrated a readiness to do so again in 2002.

In addition to increasing the quarterly cash dividend 20% in each of the second and fourth quarters, the Company distributed a 50% stock dividend on March 29 and September 20, 2001, pursuant to a 3-for-2 stock split on each of these dates. The Company also allocated $121.0 million toward the repurchase of 6,254,437 shares over the course of four quarters at an average price of $19.35 per share. At December 31, 2001, a total of 1,066,787 shares remained available for repurchase under the September 14, 2001 authorization; all of these had been repurchased by February 19, 2002. Accordingly, on that date, the Board of Directors authorized the Company to repurchase up to an additional 2,250,000 shares of stock. Of this number, 1,960,894 shares remained available for repurchase at March 22, 2002.

The magnitude of the Company's share repurchase program serves as an indication of management's confidence in the Company's capital strength. Supported by cash earnings of $149.0 million and shares issued pursuant to the Richmond County merger in the amount of $693.4 million, stockholders' equity rose to $983.1 million at December 31, 2001, representing 10.68% of total assets and a book value of $10.05 per share, based on 97,774,030 shares. At the prior year-end, stockholders' equity totaled $307.4 million, representing 6.53% of total assets and a book value of $4.94, based on 62,275,959 shares, as adjusted for the 3-for-2 stock splits cited above. To calculate book value, the Company subtracts the number of unallocated ESOP shares at the end of the period from the number of shares outstanding at the same date. At December 31, 2001, the number of unallocated ESOP shares was 4,071,246; at the prior year-end, the split-adjusted number of unallocated ESOP shares was 4,279,320.

The level of stockholders' equity at December 31, 2001 was more than sufficient to exceed the minimum federal requirements for a bank holding company, which are considered on a consolidated basis. The following table sets forth the Company's consolidated leverage, Tier 1 risk-based, and total risk-based capital ratios at December 31, 2001 and 2000, and the respective minimum requirements:

At December 31, 2001	**Actual**		**Minimum Requirement**
(dollars in thousands)	**Amount**	**Ratio**	**Ratio**
Total risk-based capital	**$542,430**	**11.31%**	**10.0%**
Tier 1 risk-based capital	**497,184**	**10.37**	**6.0**
Leverage capital	**497,184**	**5.95**	**5.0**

At December 31, 2000	Actual		Minimum Requirement
(dollars in thousands)	Amount	Ratio	Ratio
Total risk-based capital	$282,609	10.37%	10.0%
Tier 1 risk-based capital	264,545	9.70	6.0
Leverage capital	264,545	8.75	5.0

While the Company's regulatory capital was reduced by the addition of $558.6 million in goodwill and core deposit intangibles in connection with the Richmond County merger, the Company took steps to enhance its regulatory capital in the fourth quarter with the issuance of $121.3 million in trust preferred securities. As a result, the Company's regulatory Tier 1 risk-based capital ratio rose to 10.37% at December 31, 2001 from 9.70% at the prior year-end.

The Company's capital strength is paralleled by the solid capital position of the Bank, as reflected in the excess of its regulatory capital ratios over the levels required by the FDIC for classification as a well capitalized institution. At December 31, 2001, the Bank's Tier 1 leverage capital ratio equaled 6.09% of average adjusted assets, as compared to the 5.00% required for "well capitalized" classification, while its Tier 1 and total risk-based capital ratios equaled 10.12% and 10.97%, respectively, of risk-weighted assets, as compared to the 6.00% and 10.00% required.

RESULTS OF OPERATIONS

Earnings Summary

2001 and 2000 Comparison:

On July 31, 2001, the Company merged with Richmond County in a purchase transaction calling for the exchange of 1.02 Company shares for each share of Richmond County stock held at that date. Accordingly, the Company's 2001 earnings reflect five months of combined operations, and its earnings per share reflect the issuance of 38,545,790 Company shares pursuant to the merger, as adjusted for a 3-for-2 stock split on September 20, 2001.

The Company's 2001 earnings also reflect the full-year benefit of its acquisition of Haven on November 30, 2000 in a purchase transaction that called for the exchange of 1.04 Company shares for each share of Haven stock held. The Company's 2000 earnings and earnings per share therefore reflect just one month of combined operations and the addition of 22,112,424 shares, as adjusted for the aforementioned stock split and an earlier 3-for-2 stock split on March 29, 2001.

Reflecting the Haven and Richmond County transactions, internal loan growth, and the implementation of various strategic actions, the Company's net income rose 326.8% from $24.5 million in 2000 to $104.5 million in 2001. The Company's earnings also rose 139.3% on a diluted per share basis, from $0.56 to $1.34. The extent of the Company's earnings growth was additionally reflected in the returns provided on its average assets ("ROA") and average stockholders' equity ("ROE"). The ROA rose to 1.63% in 2001 from 1.06% in 2000, while the ROE rose to 18.16% from 13.24%.

In 2001, the Company's net income included $25.7 million in non-core after-tax gains on the sale of loans and securities and two office locations (see other operating income), offset by non-core after-tax charges totaling $26.5 million, primarily reflecting $22.8 million stemming from the allocation of Employee Stock Ownership Plan ("ESOP") shares in connection with the Richmond County merger (see compensation and benefits) and $3.0 million stemming from a tax adjustment (see income tax expense). The combined impact of these items on the Company's 2001 earnings was a non-core after-tax charge of $836,000, equivalent to $0.01 per share.

In the prior year, the Company's net income included a non-core after-tax charge of $11.4 million, or $0.26 per share, the net effect of a $24.8 million non-core charge on the allocation of ESOP shares pursuant to the Haven acquisition (see compensation and benefits) and a $13.5 million non-core gain on the sale of a Bank-owned property (see other income).

Excluding the respective charges, the Company's 2001 core earnings rose $69.4 million, or 193.7%, to $105.3 million, signifying a 64.6% increase in diluted core earnings per share to $1.35. In addition, the 2001 amount provided a core ROA of 1.65% and a core ROE of 18.30%, as compared to 1.56% and 19.40%, respectively, in the prior year.

The Company also recorded significant growth in its 2001 cash earnings, which rose to $149.0 million from $58.5 million, a 154.7% increase. The 2001 amount provided a cash ROA and cash ROE of 2.33% and 25.90%, respectively, and was equivalent to a 43.6% increase in diluted cash earnings per share from $1.33 to $1.91. The Company's cash earnings for the twelve months ended December 31, 2001 thus added $44.5 million, or 42.6%, more to tangible Tier 1 capital than its comparable GAAP earnings. Readers are advised to see the Glossary on page 10 for a definition of cash earnings, and to see the cash earnings analysis that appears on page 27 of this report.

The Company believes that its cash and core earnings, and the related cash and core performance measures, enable investors to gain a better understanding of its trends and results of operations than its GAAP results alone. Such non-GAAP measures should be viewed in addition to, and not in lieu of, the Company's GAAP results.

The growth in earnings was driven by the Haven and Richmond County transactions, a record level of loan production, and the post-transaction restructuring of the balance sheet. In addition, earnings were favorably impacted by the steady decline in market interest rates and the steepening of the yield curve, which created opportunities for leveraged asset growth.

While expenses rose, as one might expect, in the wake of two major transactions, the benefits were far more significant. For example, the Company's net interest income rose $132.7 million, or 181.6%, to $205.8 million, the net effect of a $248.5 million rise in interest income to $423.3 million and a $115.7 million rise in interest expense to $217.5 million. The favorable factors that combined to create the increase in net interest income also supported a 38-basis point rise in interest rate spread and a 26-basis point rise in net interest margin to 3.38% and 3.59%, respectively.

The Company's earnings were also fueled by a better than three-fold increase in other operating income to $90.6 million, including $39.6 million in non-core gains on the sale of loans and securities and the sale of two Bank-owned properties. In the prior year, other operating income totaled $21.6 million, including a non-core gain of $13.5 million on the sale of the Bank's former headquarters in Queens. Excluding these gains, core other operating income rose to $51.0 million, reflecting a $30.5 million rise in fee income to $35.1 million and a $12.5 million rise in core other income to $16.0 million. While the growth in fee income largely reflects the expansion of the branch network, the growth in other income also reflects the income derived from the Company's investment in BOLI and from the sale of investment products in 86 of the Company's banking offices.

The provision for loan losses had no impact on the Company's 2001 or 2000 earnings, as it was suspended in both years.

The $201.7 million increase in revenues from net interest and other operating income was more than enough to offset the $71.4 million increase in non-interest expense to $121.2 million. Reflected in the latter amount was a $63.4 million rise in total operating expense to $112.8 million and a $7.9 million rise in the amortization of goodwill and the core deposit intangible to $8.4 million.

Excluding the aforementioned non-core charges of $22.8 million and $24.8 million stemming from the Company's respective transaction-related ESOP share allocations, core operating expense totaled $90.0 million and $24.5 million, respectively, in 2001 and 2000. The higher operating expense level in 2001 largely reflects the costs of staffing and operating an expanded branch network and, to a lesser extent, the post-transaction integration of data processing systems in the first and fourth quarters of the year. The increase in goodwill and core deposit intangible amortization reflects the full-year impact of the Haven acquisition and the five-month impact of the Richmond County merger.

The growth in earnings was also partly offset by a $50.4 million increase in income tax expense to $70.8 million, reflecting a $130.3 million rise in pre-tax income to $175.2 million and an effective tax rate of 40.4%. The increase in 2001 income tax expense also reflects a non-core tax rate adjustment of $3.0 million.

Based on its accomplishments in 2001, and the implementation of certain income-enhancing strategies, management currently anticipates that the Company's 2002 performance will reflect a better than 50% increase in diluted earnings per share and a better than 20% increase in diluted cash earnings per share. These earnings growth projections reflect management's current expectation that net interest income, spread, and margin will continue to grow and that the provision for loan losses will continue to be suspended; that other operating income will continue to increase; that operating expense will stabilize; and that the effective tax rate will be reduced. Estimates regarding cash earnings per share are based on additional assumptions, including assumptions about the extent of share repurchases.

Specific estimates for other operating income, operating expense, and the effective tax rate are provided in the respective line-item discussions that appear on pages 32-35, of this report. As actual results may differ materially from current projections, readers are urged to read the entire discussion, including the associated risk factors, and to refer to the more general discussion of forward-looking statements and associated risk factors that appears on pages 13-14.

2000 and 1999 Comparison:

The Company recorded net income of $24.5 million, or $0.56 per diluted share, in 2000, as compared to $31.7 million, or $0.74 per diluted share, in 1999. Included in the 2000 amount was a non-core net charge of $11.4 million, or $0.26 per share, incurred in connection with the Haven acquisition, which consisted of two components: compensation and benefits expense of $24.8 million stemming from the distribution of ESOP shares pursuant to the transaction, and other operating income of $13.5 million stemming from the sale of the Company's former headquarters in Queens. Included in the 1999 amount were a non-core net benefit of $1.1 million, or $0.03 per share, stemming from the reversal of $2.0 million from the allowance for loan losses and a non-core net benefit of $472,000 stemming from actions taken during the year to lower operating expense. Per-share amounts for 2000 and 1999 have been adjusted to reflect the 3-for-2 stock splits in 2001.

Excluding these non-core items, the Company recorded core earnings of $35.9 million, or $0.82 per diluted share (split-adjusted), in 2000, as compared to core earnings of $30.1 million, or $0.71 per diluted share (split-adjusted), in 1999. The 2000 amount provided a core ROA of 1.56% and a core ROE of 19.40%.

At the same time, the Company's cash earnings rose to $58.5 million, or $1.33 per diluted share (split-adjusted), in 2000 from $44.3 million, or $1.04 per diluted share (split-adjusted), in the prior year. The Company's cash earnings thus contributed $34.0 million, or 139.0%, more to capital in 2000 than its reported earnings contributed alone. Similarly, while the Company recorded an ROA and ROE of 1.06% and 13.24%, respectively, on a reported earnings basis, its cash ROA and ROE were 2.52% and 31.38%.

Excluding the impact of the non-core items, the growth in core earnings was primarily driven by a $5.6 million increase in core other operating income to $8.1 million and a $4.2 million increase in net interest income to $73.1 million. Core other operating income was fueled by a $2.7 million rise in fee income, primarily stemming from the sale of banking services and investment products, and by a $2.9 million rise in core other income, including $2.1 million stemming from the Company's initial investment in BOLI on December 30, 1999.

The growth in net interest income was the net effect of a $31.7 million rise in interest income to $174.8 million and a $27.5 million rise in interest expense to $101.8 million. Pressured by a 100-basis point rise in market interest rates and the increased use of short-term borrowings, the Company's interest rate spread and net interest margin declined 41 and 46 basis points, respectively, to 3.00% and 3.33%.

Earnings were further boosted by a $347,000 reduction in income tax expense to $20.4 million, partly reflecting a $7.5 million reduction in pre-tax income to $44.9 million.

The growth in core earnings was partly offset by a $2.7 million rise in core operating expense to $24.5 million, or 1.06% of average assets, primarily reflecting post-acquisition increases in compensation and benefits and occupancy and equipment expense. Despite the higher levels of net interest income and core other operating income, the core efficiency ratio rose to 30.20% from 28.70% in the year-earlier period; however, the cash efficiency ratio improved to 24.47% from 26.37%.

In addition, while the Company suspended the provision for loan losses throughout 2000, the Company's 1999 results reflect the reversal of $2.0 million from the loan loss allowance in the first quarter, which had a net benefit of $1.1 million, or $0.03 per share.

Cash Earnings Analysis

	For the Years Ended December 31,		
(in thousands, except per share data)	**2001**	2000	1999
Net income	**$104,467**	$24,477	$31,664
Additional contributions to tangible stockholders' equity:			
Amortization and appreciation of stock-related benefit plans	**22,775**	24,795	2,559
Associated tax benefits	**11,000**	5,953	7,269
Dividends on unallocated ESOP shares	**2,302**	2,776	2,857
Total additional contributions to tangible stockholders' equity	**36,077**	33,524	12,685
Amortization of goodwill and core deposit intangible	**8,428**	494	—
Cash earnings	**$148,972**	$58,495	$44,349
Cash earnings per share(1)	**$1.94**	$1.38	$1.06
Diluted cash earnings per share(1)	**1.91**	1.33	1.04

(1) Per share amounts for 2000 and 1999 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

Interest Income

The level of interest income depends upon the average balance and mix of the Company's interest-earning assets, the yields on said assets, and the current level of market interest rates. These rates are influenced by the Federal Open Market Committee (the "FOMC") of the Federal Reserve Board of Governors, which reduces, maintains, or increases the federal funds rate (i.e., the rate at which banks borrow funds from one another), as it deems necessary. The federal funds rate declined 475 basis points over the course of 2001 to 1.75% in December and, as of this writing, has been sustained at this rate.

2001 and 2000 Comparison:

The Haven and Richmond County transactions combined with a record level of mortgage loan production to produce significant interest income growth in 2001. The Company recorded 2001 interest income of $423.3 million, up $248.5 million, or 142.1%, from the year-earlier amount.

The growth in interest income was driven by a $3.5 billion, or 161.4%, rise in average interest-earning assets to $5.7 billion, which more than offset a 59-basis point drop in the average yield to 7.38%. While the higher average balance reflects internal loan growth and the benefit of the transactions, the lower yield reflects the steady reduction in market interest rates over the course of the year.

Loans generated $325.9 million, or 77.0%, of 2001 interest income, up from $151.6 million, representing 86.7%, in the year-earlier twelve months. The 115.0% increase was driven by a $2.3 billion, or 122.2%, rise in the average balance of loans to $4.2 billion, offsetting a 26-basis point decline in the average yield to 7.71%. In addition to $1.9 billion in net loans acquired in the Richmond County transaction, the higher average balance was bolstered by twelve-month originations totaling $1.2 billion, nearly doubling the year-earlier volume of $616.0 million. While the average yield was partly reduced by the sale of assets acquired in the Haven and Richmond County transactions, the structure of the loan portfolio served to limit the decline.

Notwithstanding the significant growth in the average balance, the concentration of loans within the mix of average interest-earning assets declined to 73.8% in 2001 from 86.8% in the prior year. The principal reason for the decline was the merger-related infusion of mortgage-backed securities. In 2001, mortgage-backed securities represented 17.1% of average interest-earning assets, a fairly significant increase from 1.9% in the prior year. Similarly, in 2001, mortgage-backed securities generated 14.5% of total interest income, up from 2.2% of the total in the prior year. Mortgage-backed securities contributed $61.3 million to 2001 interest income, up from $3.8 million in the year-earlier twelve months. Reflecting $1.1 billion in mortgage-backed securities acquired in the Richmond County merger, the average balance rose to $977.7 million from $40.9 million, while generating an average yield of 6.27%, down 300 basis points.

The interest income derived from securities grew to $30.1 million year-over-year from $18.0 million, the result of a $148.3 million rise in the average balance to $373.2 million and an eight-basis point rise in the average yield to 8.07%. In 2001, securities represented 6.5% of average interest-earning assets and generated 7.1% of interest income, down from 10.3% and 10.3%, respectively, in the prior twelve-month period.

Money market investments generated interest income of $5.9 million, as compared to $1.4 million in the prior year. The increase was the net effect of a $128.8 million rise in the average balance to $153.2 million and a 201-basis point decline in the average yield to 3.88%.

2000 and 1999 Comparison:

The Company recorded interest income of $174.8 million in 2000, a 22.2% increase from $143.1 million in 1999. The $31.7 million increase stemmed from a $372.8 million, or 20.5%, rise in average interest-earning assets to $2.2 billion, coupled with an 11-basis point rise in the average yield to 7.97%.

Fueled by mortgage originations of $616.0 million, mortgage and other loans generated $151.6 million of interest income in 2000, up 15.2% from $131.6 million in 1999. The increase was the net effect of a $271.2 million, or 16.7%, rise in the average balance to $1.9 billion, and a ten-basis point drop in the average yield to 7.97%. Loans represented 86.7% of average interest-earning assets and generated 86.7% of total interest income in 2000, as compared to 89.6% and 92.0%, respectively, in 1999.

Additional interest income stemmed from the Company's portfolios of securities, mortgage-backed securities, and money market investments, which increased significantly with the Haven acquisition. In connection with this transaction, each of these portfolios was marked to market, which contributed to the meaningful rise in average yields detailed below.

Securities generated interest income of $18.0 million in 2000, up 76.8% from $10.2 million in 1999. The increase stemmed from a $58.2 million, or 34.9%, rise in the average balance to $225.0 million, together with a 189-basis point rise in the average yield to 7.99%. In 2000, securities represented 10.3% of average interest-earning assets and generated 10.3% of total interest income, as compared to 9.2% and 7.1%, respectively, in the prior year.

The interest income derived from mortgage-backed securities rose $2.9 million to $3.8 million, the result of a $27.9 million, or 213.0%, rise in the average balance to $40.9 million and a 244-basis point rise in the average yield to 9.27%. Mortgage-backed securities represented 1.9% of average interest-earning assets and generated 2.2% of total interest income in 2000, up from 0.7% and 0.6% in the prior year.

Money market investments contributed interest income of $1.4 million in 2000, up from $443,000 in 1999. The increase reflects a $15.1 million rise in the average balance to $24.4 million and a 113-basis point rise in the average yield to 4.89%.

Interest Expense

The level of interest expense is driven by the average balance and composition of the Company's interest-bearing liabilities and by the respective costs of the funding sources found within this mix. These factors are influenced, in turn, by competition for deposits, the availability of alternative funding sources, and the level of market interest rates.

2001 and 2000 Comparison:

In 2001, the level of interest expense was significantly impacted by the infusion of core deposits acquired in the Haven and Richmond County transactions and by the adoption of a wholesale leveraging strategy in the second half of the year. While these factors combined to produce an increase in the average balance of interest-bearing liabilities, the yearlong decline in market interest rates, together with the greater concentration of core deposits, contributed to a markedly lower cost of funds.

The Company recorded interest expense of $217.5 million in 2001, as compared to $101.8 million in 2000. The 113.7% increase was fueled by a $3.4 billion, or 165.8%, rise in average interest-bearing liabilities to $5.4 billion, and partly offset by a 97-basis point drop in the average cost of funds to 4.00%.

CDs accounted for $108.1 million, or 49.7%, of total interest expense in the current twelve-month period, as compared to $41.2 million, representing 40.5%, in the year-earlier twelve months. The 2001 amount was the net effect of a $1.3 billion rise in the average balance to $2.1 billion and a 34-basis point decline in the average cost to 5.16%. The higher average balance was fueled by CDs acquired in the transactions, while the lower cost corresponds to the aforementioned decline in market interest rates. While CDs represented 38.5% and 36.5%, respectively, of average interest-bearing liabilities in 2001 and 2000, the concentration declined steadily over the course of the year. In the fourth quarter of 2001, the concentration of CDs declined to 33.4% of average interest-earning liabilities and accounted for 42.2% of fourth quarter 2001 interest expense.

Other funding (NOW and money market accounts, savings accounts, mortgagors' escrow, and non-interest-bearing deposits) generated combined interest expense of $33.7 million in 2001, up from $11.3 million in the prior year. The increase was the net effect of a $1.5 billion rise in the average balance to $2.1 billion, fueled by the Haven and Richmond County transactions, and a 46-basis point decline in the average cost to 1.62%, reflecting the drop in market interest rates.

Specifically, NOW and money market accounts generated 2001 interest expense of $15.2 million, up from $4.9 million in the prior year. The increase was the net effect of a $641.5 million rise in the average balance to $803.5 million and a 113-basis point decline in the average cost to 1.89%. Savings accounts generated 2001 interest expense of $18.5 million, up from $6.3 million, the net effect of a $660.0 million rise in the average balance to $955.3 million and a 22-basis point drop in the average cost to 1.93%. Mortgagors' escrow, meanwhile, produced interest expense of $62,000, up $29,000, the result of a $5.7 million rise in the average balance to $29.4 million and a seven-basis point rise in the average cost to 21 basis points. The average balance of non-interest-bearing deposits, meanwhile, rose to $298.8 million from $60.7 million, signifying an increase of 392.1%.

The significant funding provided by the Company's growing mix of deposits was supplemented by an increase in borrowings, as the Company capitalized on the yield curve in the second half of the year. The interest expense produced by borrowings rose 53.5% to $75.7 million in 2001 from $49.3 million in 2000, the net effect of a $741.0 million rise in the average balance to $1.6 billion and a 117-basis point decline in the average cost to 4.86%. Borrowings thus generated 34.8% of interest expense and represented 28.7% of average interest-bearing liabilities in 2001, as compared to 48.5% and 39.9%, respectively, in the prior year.

2000 and 1999 Comparison:

The Company recorded interest expense of $101.8 million in 2000, a 37.1% increase from $74.2 million in 1999. The increase stemmed from a $380.4 million rise in the average balance of interest-bearing liabilities to $2.0 billion and a 52-basis point rise in the average cost to 4.97%.

Borrowings generated interest expense of $49.3 million in 2000, up from $30.3 million in 1999. The increase reflects a $247.7 million rise in the average balance to $817.8 million, and a 72-basis point rise in the average cost to 6.03%. The higher average balance reflects the Company's use of borrowings to originate loans and repurchase shares in anticipation of the Haven acquisition; while not reflected in the average balance for 2000, the volume of borrowings for the combined company was reduced by $500.0 million at year-end. Borrowings represented 39.9% of interest-bearing liabilities and generated 48.5% of total interest expense in 2000, versus 34.2% and 40.8%, respectively, in the year-earlier twelve months.

The interest expense produced by CDs rose $6.1 million to $41.2 million, the result of a $33.6 million rise in the average balance to $748.1 million and a 58-basis point rise in the average cost to 5.50%. CDs represented 36.5% of average interest-bearing liabilities and generated 40.5% of total interest expense in 2000, as compared to 42.9% and 47.3%, respectively, in 1999.

Other funding generated combined interest expense of $11.2 million in 2000, up $2.5 million from the 1999 amount. The increase was the net effect of a $122.2 million rise in the combined average balance to $541.8 million and a two-basis point drop in the average cost to 2.08%.

The interest expense produced by NOW and money market accounts rose $2.4 million year-over-year to $4.9 million, the result of a $78.1 million rise in the average balance to $161.9 million and a nine-basis point rise in the average cost to 3.02%. Savings accounts generated interest expense of $6.3 million, comparable to the year-earlier figure, the net effect of a $21.0 million rise in the average balance to $295.4 million and a 16-basis point reduction in the average cost to 2.15%. Mortgagors' escrow generated interest expense of $33,000, up $4,000 from the year-earlier level, reflecting a $41,000 rise in the average balance to $23.8 million and a two-basis point rise in the average cost to 0.14%. In addition, the average balance of non-interest-bearing deposits rose to $60.7 million in 2000 from $36.7 million in 1999.

Net Interest Income Analysis

For the Years Ended December 31,

	2001			2000			1999		
(dollars in thousands)	**Average Balance**	**Interest**	**Average Yield/ Cost**	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
Interest-earning Assets:									
Mortgage and other loans, net	**$4,227,982**	**$325,924**	**7.71%**	$1,902,821	$151,626	7.97%	$1,631,168	$131,618	8.07%
Securities	**373,229**	**30,114**	**8.07**	224,969	17,974	7.99	166,761	10,169	6.10
Mortgage-backed securities	**977,706**	**61,319**	**6.27**	40,945	3,795	9.27	13,081	893	6.83
Money market investments	**153,219**	**5,947**	**3.88**	24,408	1,437	5.89	9,309	443	4.76
Total interest-earning assets	**5,732,136**	**423,304**	**7.38**	2,193,143	174,832	7.97	1,820,319	143,123	7.86
Non-interest-earning assets	**664,749**			108,202			48,010		
Total assets	**$6,396,885**			$2,301,345			$1,868,329		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing Liabilities:									
NOW and money market accounts	**$ 803,456**	**$ 15,171**	**1.89%**	$ 161,941	$ 4,892	3.02%	$ 83,875	$ 2,456	2.93%
Savings accounts	**955,343**	**18,473**	**1.93**	295,370	6,346	2.15	274,402	6,329	2.31
Certificates of deposit	**2,093,602**	**108,097**	**5.16**	748,138	41,178	5.50	714,546	35,123	4.92
Borrowings	**1,558,732**	**75,685**	**4.86**	817,775	49,302	6.03	570,077	30,283	5.31
Mortgagors' escrow	**29,449**	**62**	**0.21**	23,777	33	0.14	23,736	29	0.12
Total interest-bearing liabilities	**5,440,582**	**217,488**	**4.00**	2,047,001	101,751	4.97	1,666,636	74,220	4.45
Non-interest-bearing deposits	**298,794**			60,716			37,596		
Other liabilities	**82,218**			8,795			26,390		
Total liabilities	**5,821,595**			2,116,512			1,730,622		
Stockholders' equity	**575,290**			184,833			137,707		
Total liabilities and stockholders' equity	**$6,396,885**			$2,301,345			$1,868,329		
Net interest income/interest rate spread		**$205,816**	**3.38%**		$ 73,081	3.00%		$ 68,903	3.41%
Net interest-earning assets/net interest margin	**$291,554**		**3.59%**	$146,142		3.33%	$153,683		3.79%
Ratio of interest-earning assets to interest-bearing liabilities			**1.05x**			1.07x			1.09x

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) the changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) the changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2001 Compared to Year Ended December 31, 2000			Year Ended December 31, 2000 Compared to Year Ended December 31, 1999			Year Ended December 31, 1999 Compared to Year Ended December 31, 1998		
	Increase/(Decrease)			Increase/(Decrease)			Increase/(Decrease)		
	Due to			Due to			Due to		
(in thousands)	**Volume**	**Rate**	**Net**	Volume	Rate	Net	Volume	Rate	Net
INTEREST-EARNING ASSETS:									
Mortgage and other loans, net	**$179,270**	**$ (4,972)**	**$174,298**	$21,651	$(1,643)	$20,008	$15,021	$(7,187)	$ 7,834
Securities	**11,965**	**175**	**12,140**	4,651	3,154	7,805	2,938	(233)	2,705
Mortgage-backed securities	**58,735**	**(1,211)**	**57,524**	2,583	319	2,902	(1,619)	174	(1,445)
Money market investments	**5,005**	**(495)**	**4,510**	889	105	994	(229)	(19)	(248)
Total	**254,975**	**(6,503)**	**248,472**	29,774	1,935	31,709	16,111	(7,265)	8,846
INTEREST-BEARING LIABILITIES:									
NOW and money market accounts	**12,125**	**(1,846)**	**10,279**	2,358	78	2,436	410	102	512
Savings accounts	**12,737**	**(610)**	**12,127**	451	(434)	17	135	(30)	105
Certificates of deposit	**69,426**	**(2,507)**	**66,919**	1,848	4,207	6,055	1,482	(2,610)	(1,128)
Borrowings	**36,011**	**(9,628)**	**26,383**	14,936	4,083	19,019	9,147	(154)	8,993
Mortgagors' escrow	**12**	**17**	**29**	—	4	4	1	(18)	(17)
Total	**130,310**	**(14,573)**	**115,737**	19,593	7,938	27,531	11,175	(2,710)	8,465
Net change in interest income	**$124,664**	**$ 8,071**	**$132,735**	$10,181	$(6,003)	$ 4,178	$ 4,936	$(4,555)	$ 381

Net Interest Income

Net interest income is the Company's primary source of income. Its level is a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities, and the spread between the yield on said assets and the cost of said liabilities. These factors are influenced, in turn, by the volume, pricing, and mix of the Company's interest-earning assets; the volume, pricing, and mix of its funding sources; and such external factors as competition, economic conditions, and the monetary policy of the FOMC.

2001 and 2000 Comparison:

In 2001, the Company recorded net interest income of $205.8 million, up $132.7 million from the year-earlier amount. The increase reflects the benefit of the Haven and Richmond County transactions, the balance sheet restructuring that followed, and the origination of $1.2 billion in mortgage loans over the twelve-month period. The increase also reflects the implementation of a wholesale leveraging program subsequent to the Richmond County merger that capitalized on the yield curve to further bolster earnings growth.

The same factors that combined to support the rise in net interest income combined to expand the Company's interest rate spread and net interest margin in 2001. The Company's spread rose to 3.38% from 3.00%, the year-earlier measure, while its margin rose to 3.59% from 3.33%. The expansion is even more pronounced when comparing the fourth quarter 2001 and 2000 measures: the Company's spread rose to 3.68% from 2.93%, a 75-basis point increase, while its margin rose to 3.83% from 3.24%, a 59-basis point rise.

In 2002, the Company anticipates continued expansion of its net interest income, spread, and margin, reflecting certain assumptions regarding the pricing of its deposits, and the level of loan demand and production. With regard to the first of these assumptions, the Company anticipates that $1.9 billion in CDs with an average cost of 4.45% will reprice downward over the four quarters, with the bulk of these repricing in the first half of the year. With regard to the second of these assumptions, the Company will have originated approximately $500.0 million in mortgage loans in the first quarter and have a pipeline of approximately $600.0 million at quarter's end. Furthermore, the increase in funding provided by the Richmond County merger and the subsequent leveraging program have enhanced the Company's lending and investing capacity.

Among the factors that could cause a contraction in net interest income, a decline in mortgage loan demand and production are paramount. The Company cannot guarantee that all of the loans in its pipeline will be originated, or that a record volume of loans will be generated over the course of the year. Loan demand may be influenced by changes in market interest rates and other economic conditions, as well as by changes in competition within the marketplace. In addition, the ability to originate loans depends on the availability of funding, which similarly may be influenced by changes in competition and market interest rates. Other factors that could adversely impact the level of net interest income include a decline in asset quality, a significant reduction in the volume of multi-family mortgage loan refinancings, or a change in the deposit mix in favor of higher cost funds. The Company's projections are partially based on the expectation that interest rates will increase immaterially during the year.

2000 and 1999 Comparison:

Despite the steady rise in market interest rates over the course of 2000, net interest income rose to $73.1 million from $68.9 million in 1999. The 6.1% increase was driven by the significant growth of interest-earning assets, and tempered by a substantial rise in the cost of funds.

At the same time, the Company's spread and margin declined to 3.00% and 3.33%, respectively, from 3.41% and 3.79% in the year-earlier twelve months. While the rise in market interest rates had some impact on the 2000 measures, the contraction in spread and margin was primarily due to the use of higher cost sources of funding for both mortgage loan production and the acquisition-related repurchase of Company shares.

Provision for Loan Losses

2001 and 2000 Comparison:

Notwithstanding the significant growth of its assets since year-end 2000, the Company upheld its long-standing record of asset quality in 2001. While non-performing assets rose to $17.7 million at December 31, 2001 from $9.1 million at December 31, 2000, the ratio to total assets held steady at 0.19%. Similarly, while non-performing loans rose $8.4 million to $17.5 million, the ratio of non-performing loans to loans, net, rose a modest eight basis points, to 0.33%. In addition, the fourth quarter of 2001 was the Company's 29th consecutive quarter without any net charge-offs being recorded.

Reflecting a $22.4 million addition in connection with the Richmond County merger, the allowance for loan losses rose from $18.1 million at December 31, 2000 to $40.5 million at December 31, 2001. The 2001 amount was equivalent to 231.46% of non-performing loans and 0.76% of loans, net.

In view of the coverage provided, and the quality of its assets, the Company suspended the provision for loan losses throughout 2001. The fourth quarter of the year was, in fact, its 26th consecutive quarter without any provisions being made.

Based on certain assumptions about the quality of the loan portfolio and the adequacy of the coverage provided by the loan loss allowance, management currently anticipates that the provision for loan losses will again be suspended throughout 2002. Factors that could trigger a reversal of this position include a deterioration in the quality of the Company's loans; an increase in loan charge-offs; a downturn in the local real estate market; or a downturn in the local, regional, or national economy.

For a detailed explanation of the factors considered by management in determining the allowance for loan losses, please see "Asset Quality" beginning on page 17 of this report.

2000 and 1999 Comparison:

The quality of the Company's assets at December 31, 2000 was consistent with their quality at December 31, 1999. While the balance of non-performing loans rose to $9.1 million from $3.1 million (primarily reflecting the Haven acquisition), the ratio of non-performing loans to loans, net, rose a mere six basis points to 0.25% from 0.19%. In addition, the fourth quarter of 2000 was the Company's 25th consecutive quarter without any net charge-offs. Accordingly, the provision for loan losses was suspended in all four quarters, consistent with the Company's practice since the third quarter of 1995. Reflecting the acquisition, the allowance for loan losses rose $11.0 million to $18.1 million at December 31, 2000, representing 198.68% of non-performing loans and 0.50% of loans, net.

In addition to suspending the loan loss provision in 1999, the Company reversed $2.0 million from the allowance for loan losses, resulting in a net benefit of $1.1 million, or $0.03 per share. An additional $400,000 was reversed from the loan loss allowance in the fourth quarter to establish a recourse reserve for loans sold to the FHLB-NY on December 29, 1999.

Other Operating Income

Other operating income consists of fee income (income derived from service charges on loans and traditional banking products) and other income (primarily income derived from the sale of alternative investment products such as annuities and mutual funds). Also included in other income are gains on the sale of securities, loans, and Bank-owned properties, and income from the Company's investment in BOLI. Included on the balance sheet in "other assets," the Company's BOLI investment rose to $123.3 million at December 31, 2001 from $62.4 million at December 31, 2000 and generated other income of $6.6 million and $2.1 million over the respective twelve-month periods.

2001 and 2000 Comparison:

Other operating income contributed substantially to the Company's 2001 earnings, as expected, reflecting a better than three-fold increase from the year-earlier amount. Specifically, other operating income rose to $90.6 million in 2001 from $21.6 million in 2000, representing 30.6% and 22.9% of total revenues in the respective years. Included in the 2001 amount were $37.9 million in non-core gains on the sale of loans and securities and $1.7 million in non-core gains on the sale of two Bank-owned properties, for a total of $39.6 million. Included in the 2000 amount was a non-core gain of $13.5 million on the sale of the Bank's former headquarters in Flushing, in connection with its acquisition of Haven and subsequent move to Westbury, New York.

Excluding the respective non-core gains, and largely reflecting the full-year effect of the Haven acquisition, core other operating income rose to $51.0 million from $8.1 million, including a $30.5 million increase in fee income to $35.1 million and a $12.5 million rise in core other income to $16.0 million. With the acquisition of Haven, the Company increased its franchise from 14 to 86 branches, and significantly expanded its customer base. In addition, Haven was among the nation's leading distributors of alternative investment products, generating significant income from the sale of annuities and mutual funds. To supplement the income thereby produced through the former Haven branches, the Company introduced the sale of such products in its original 14 branches during 2001. The increase in core other operating income also reflects the income generated by BOLI and by the origination of one-to-four family mortgage and consumer loans through third-party conduits.

In 2002, the Company anticipates recording other operating income in the range of $62.0 million to $65.0 million, as it enjoys the full-year benefit of the Richmond County merger and rolls out the sale of investment products in the acquired banking offices. In addition, the Company opened one new traditional and two new supermarket branches on Staten Island in the first quarter, further expanding its customer base. BOLI is expected to contribute approximately $7.2 million in non-taxable other income, with additional 2002 income expected to stem from gains on the sale of securities and loans. The Company also anticipates a modest increase in fee income stemming from its first quarter 2002 acquisition of Peter B. Cannell & Co., Inc., an investment advisory firm with assets under management of approximately $650.0 million at December 31, 2001. Prior to the acquisition, the Company had a 47% equity interest in the firm.

Factors that could cause the level of other operating income to fall materially below the range expected include an increase in competition for financial products and services; a decline in the demand for one-to-four family and consumer loans; an economic downturn in the markets served by the Company's branches; and a significant increase in the level of market interest rates.

2000 and 1999 Comparison:

The Company recorded other operating income of $21.6 million in 2000, up $19.1 million from the year-earlier amount. While the increase primarily reflects the non-core gain of $13.5 million stemming from the sale of the Company's former headquarters on December 30, 2000, core other operating income rose a solid $5.6 million to $8.1 million, excluding the gain.

The $5.6 million increase reflects a $2.9 million rise in core other income to $3.6 million (including $2.1 million derived from the Company's BOLI investment) and a $2.7 million rise in fee income to $4.6 million (largely reflecting income generated in connection with service charges on banking products and loans).

Non-interest Expense

The Company's non-interest expense has two primary components: operating expense, which itself consists of compensation and benefits, occupancy and equipment, general and administrative ("G&A"), and other expenses; and the amortization of goodwill and the core deposit intangible ("CDI") incurred in connection with the Company's Haven and Richmond County transactions, respectively.

Included in compensation and benefits expense are expenses associated with the amortization and appreciation of shares held in the Company's stock-related benefit plans ("plan-related expenses") which are added back to stockholders' equity at the end of the year. In addition, plan-related expenses are among the items added back to net income to calculate the cash earnings of the Company.

Reflecting the adoption of Statement of Financial Accounting Standards ("SFAS") Nos. 141 and 142 on January 1, 2002, the amortization of the goodwill stemming from the Haven acquisition is no longer required; however, the amortization of the CDI stemming from the Richmond County merger will be amortized over a period of ten years.

2001 and 2000 Comparison:

The Company recorded non-interest expense of $121.2 million in 2001 and $49.8 million in 2000. Operating expense accounted for $112.8 million of the 2001 figure and $49.3 million of the 2000 amount.

In connection with the allocation of ESOP shares pursuant to both the Haven and Richmond County transactions, the Company incurred non-core charges of $22.8 million and $24.8 million, respectively, in 2001 and 2000 that were recorded in operating expense. Excluding the charges in each of these years, the Company recorded core operating expense of $90.0 million, representing 1.41% of average assets, in the current twelve-month period, and $24.5 million, representing 1.06% of average assets, in the year-earlier twelve months.

The increase in core operating expense reflects the full-year impact of the Haven acquisition, which expanded the branch network from 14 to 86 branches in November 2000 and the five-month impact of the Richmond County merger, which added 34 more banking offices on July 31, 2001.

Compensation and benefits expense thus rose $24.1 million to $63.1 million on a GAAP basis, including the aforementioned non-core charge. Excluding this charge, core compensation and benefits expense rose to $40.3 million from $14.2 million, reflecting the increased staffing needs of a $9.2 billion company with 119 offices spanning three states. At December 31, 2001, the number of full-time equivalent employees totaled 1,521, as compared to 908 at the prior year-end.

The increase in 2001 operating expense also includes a $14.7 million rise in occupancy and equipment expense to $18.6 million; a $22.2 million rise in G&A expense to $27.6 million; and a $2.4 million rise in other expense to $3.4 million. In addition to the expanded branch network, the increase in occupancy and equipment expense reflects the costs incurred in integrating the data processing systems of CFS Bank and Richmond County Savings Bank with those of New York Community Bank in the first and fourth quarters of 2001, respectively. The higher G&A expense likewise reflects the expansion of the franchise and the costs of marketing the Bank's products and services to a substantially larger customer base.

The growth in operating expense was partly offset by the growth in net interest income and other operating income to produce a core efficiency ratio of 35.03% and a cash efficiency ratio of 27.51%. The comparable measures were 30.20% and 24.47%, respectively, in the prior year.

Reflecting ongoing cost controls and additional reductions in overlapping resources, it is currently management's expectation that operating expense will range from $123.0 million to $125.0 million in 2002. This estimate also reflects the planned divestiture of 14 in-store branch offices early in the second quarter, and the opening of three branches on Staten Island in the first quarter of the year.

Among the factors that could cause actual operating expense to differ materially from the range expected would be a delay in the divestiture of the 14 in-store branches, a delay in the reduction of overlapping resources, and further expansion of the branch network, whether through transactions or de novo branch development.

Reflecting the full-year impact of the Haven acquisition and the five-month impact of the Richmond County merger, the amortization of goodwill and CDI rose to $8.4 million in 2001 from $494,000 in the prior year. The 2001 amount included $5.9 million in goodwill amortization stemming from the Haven acquisition and $2.5 million in CDI amortization stemming from the merger with Richmond County. The 2000 amount reflected one month of goodwill amortization stemming from the Haven acquisition.

As more fully discussed on page 35 under "Impact of Accounting Pronouncements—Business Combinations, Goodwill, and Other Intangible Assets," the adoption of new accounting rules will result in the amortization of goodwill stemming from the Haven acquisition being discontinued in 2002, resulting in an annual savings of $5.9 million. The amortization of the CDI stemming from the Richmond County merger will, however, continue, and is expected to approximate $1.5 million per quarter or $6.0 million for the year.

2000 and 1999 Comparison:

The Company recorded non-interest expense of $49.8 million in 2000 and $21.4 million in 1999. While the 2000 amount included $494,000 in goodwill amortization stemming from the Haven acquisition, there was no comparable expense in 1999.

Excluding the $24.8 million impact of the aforementioned ESOP allocation, the Company recorded core operating expense of $24.5 million, or 1.06% of average assets, as compared to core operating expense of $22.3 million, or 1.14% of average assets, in 1999. The 1999 amount excluded a net gain of $865,000 pursuant to the freezing of the Company's defined benefit plan at September 30, and the implementation of an early retirement plan in the fourth quarter of the year. On a reported basis, operating expense totaled $49.3 million in 2000, as compared to $21.4 million in 1999.

Core compensation and benefits expense totaled $14.2 million in 2000, as compared to $13.5 million in the prior year. Including the non-core items mentioned above, compensation and benefits expense totaled $39.0 million and $13.5 million, respectively, in the corresponding periods. The 2000 amount included plan-related expenses of $24.8 million, up from $2.6 million in 1999.

The higher level of operating expense in 2000 also reflects a $1.7 million rise in occupancy and equipment expense to $4.0 million, a $642,000 rise in G&A expense to $5.4 million, and a $78,000 rise in other operating expense to $950,000. While the higher level of occupancy and equipment expense includes the operation of the CFS Bank branches for the month of December, the higher levels of G&A and other expense largely reflect other acquisition-related costs.

The rise in operating expense was partly offset by the higher levels of net interest income and other operating income in 2000, producing a core efficiency ratio of 30.20%, as compared to 28.70% in the prior year. On the basis of cash earnings, the efficiency ratio improved to 24.47% from the year-earlier measure of 26.37%.

Income Tax Expense

Income tax expense includes federal, New York State, and New York City income taxes. In addition, the Company's income tax expense reflects certain expenses stemming from the amortization and appreciation of shares held in its stock-related benefit plans. While these plan-related tax expenses are recorded as a charge against earnings, they are added back to stockholders' equity at the end of the period, and are among the items added back to net income to determine the cash earnings of the Company.

2001 and 2000 Comparison:

In 2001, the Company recorded income tax expense of $70.8 million, as compared to $20.4 million in the year-earlier twelve months. Included in the 2001 amount was a non-core tax expense of $3.0 million pursuant to the write-down of state deferred tax assets in connection with the Company's tax planning strategies. The $50.4 million increase in income tax expense further reflects a $130.3 million rise in pre-tax income to $175.2 million, offset by a decline in the effective tax rate to 40.4% from 45.5%.

While the effective tax rate declined in 2001 from the rate recorded in 2000, it was unfavorably impacted in both of these years by the non-deductibility of certain transaction-related ESOP expenses totaling $11.0 million and $6.0 million, respectively.

In connection with the implementation of certain tax planning strategies in the fourth quarter of 2001, management is currently projecting an effective tax rate of 32% to 33% in 2002.

2000 and 1999 Comparison:

The Company recorded income tax expense of $20.4 million in 2000, a year-over-year reduction of $347,000, reflecting a $7.5 million decline in pre-tax income to $44.9 million. The effective tax rate rose to 45.5% from 39.6%, the 1999 level, primarily due to non-deductible expenses stemming from the acquisition-related allocation of ESOP shares.

Included in 2000 and 1999 income tax expense were plan-related expenses of $6.0 million and $7.3 million, which were added back to stockholders' equity at the respective year-ends.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Business Combinations, Goodwill, and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which are effective for fiscal years beginning after December 15, 2001 and immediately applicable to business combinations occurring after June 30, 2001. Under the new rules, all business combinations are to be accounted for using the purchase method. In addition, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests in accordance with the new standards. Other intangible assets will continue to be amortized over their useful lives.

As previously stated, the Company acquired Haven in a purchase transaction on November 30, 2000 and merged with Richmond County in a purchase transaction on July 31, 2001. The Company applied the new rules on accounting for goodwill and other intangible assets with regard to the Haven acquisition on January 1, 2002, at which time the amortization of goodwill stemming from this acquisition was discontinued, representing a savings of approximately $1.5 million per quarter, or approximately $5.9 million per year. The new rules were applied on August 1, 2001 with regard to the Richmond County merger; as a result, no goodwill is being amortized in connection with this transaction. The amortization of the CDI stemming from the Richmond County merger amounted to $2.5 million in 2001 and is expected to approximate $1.5 million per quarter, or $6.0 million, in 2002. The Company expects to perform the required impairment tests of its goodwill as of January 1, 2002 in the second quarter of the year. It is not anticipated that these tests will have a material effect on the consolidated financial statements of the Company.

Accounting for the Impairment or Disposal of Long-lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 establishes more stringent criteria than those currently existing under GAAP for determining when a long-lived asset is held for sale. While SFAS No. 144 also broadens the definition of "discontinued operations," it does not allow for the accrual of future operating losses as was previously permitted. The provisions of the new standard are to be applied prospectively. The Company adopted SFAS No. 144 on January 1, 2002, and does not expect it to have a material impact on its consolidated financial statements.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS PAID PER COMMON SHARE

Shares of New York Community Bancorp, Inc. are traded on The Nasdaq National Market® under the symbol "NYCB." At December 31, 2001, the number of outstanding shares was 101,845,276 and the number of registered owners was approximately 8,500. The latter figure does not include those investors whose shares were held for them by a bank or broker at that date.

The table below sets forth the intra-day high/low price range and closing prices for the Company stock, as reported by The Nasdaq Stock Market®, and the cash dividends paid per common share for each of the four quarters of 2001 and 2000. The 2000 amounts have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

	Dividends Declared per Common Share(1)	Market Price(1) High	Low	Close
2001				
1st Quarter	**$0.1111**	**$19.933**	**$14.667**	**$19.333**
2nd Quarter	**0.1333**	**26.660**	**19.293**	**25.100**
3rd Quarter	**0.1333**	**31.633**	**16.250**	**23.210**
4th Quarter	**0.1600**	**28.930**	**21.650**	**22.870**
2000				
1st Quarter	$0.1111	$12.056	$ 7.722	$ 8.028
2nd Quarter	0.1111	9.417	7.667	8.194
3rd Quarter	0.1111	12.917	8.222	12.833
4th Quarter	0.1111	16.806	11.333	16.333

(1) Amounts shown have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

Consolidated Statements of Condition

(in thousands, except share data)	December 31, 2001	2000
ASSETS		
Cash and due from banks	$ 168,449	$ 133,093
Money market investments	10,166	124,622
Securities held to maturity ($114,881 and $120,125 pledged at December 31, 2001 and 2000, respectively) (note 4)	203,195	222,534
Mortgage-backed securities held to maturity ($50,801 and $0 pledged at December 31, 2001 and 2000, respectively) (note 5)	50,865	1,923
Securities available for sale ($1,381,356 and $127,858 pledged at December 31, 2001 and 2000, respectively) (note 6)	2,374,782	303,734
Mortgage loans, net (notes 7 and 11)	5,284,718	3,594,720
Other loans	116,969	39,730
Less: Allowance for loan losses (note 8)	(40,500)	(18,064)
Loans, net (notes 7 and 8)	5,361,187	3,616,386
Premises and equipment, net	69,010	39,191
Goodwill, net (note 2)	614,653	118,070
Core deposit intangible, net (note 2)	57,500	—
Deferred tax asset, net (note 12)	40,396	42,360
Other assets (notes 9 and 14)	252,432	108,872
Total assets	$9,202,635	$4,710,785
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits (note 10):		
NOW and money market accounts	$ 948,324	$ 719,420
Savings accounts	1,639,239	492,604
Certificates of deposit	2,407,906	1,873,810
Non-interest-bearing accounts	455,133	171,360
Total deposits	5,450,602	3,257,194
Official checks outstanding	87,647	41,239
Borrowings (note 11)	2,506,828	1,037,505
Mortgagors' escrow	21,496	11,291
Other liabilities (note 14)	152,928	56,146
Total liabilities	8,219,501	4,403,375
Stockholders' equity (note 3):		
Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)	—	—
Common stock at par $0.01 (150,000,000 shares authorized; 108,224,425 shares issued; 101,845,276 and 66,555,279 shares outstanding at December 31, 2001 and 2000, respectively)	1,082	310
Paid-in capital in excess of par	898,830	174,450
Retained earnings (substantially restricted) (note 17)	167,511	146,514
Less: Treasury stock (6,379,149 and 3,128,780 shares, respectively)	(78,294)	(2,388)
Unallocated common stock held by ESOP (note 15)	(6,556)	(8,485)
Common stock held by SERP and Deferred Compensation Plans (notes 14 and 15)	(3,113)	(3,770)
Unearned common stock held by RRPs (note 15)	(41)	(41)
Accumulated other comprehensive income, net of tax effect	3,715	820
Total stockholders' equity	983,134	307,410
Commitments and contingencies (note 13)		
Total liabilities and stockholders' equity	$9,202,635	$4,710,785

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

(in thousands, except per share data)	2001	2000	1999
	Years Ended December 31,		
INTEREST INCOME:			
Mortgage and other loans (note 7)	**$325,924**	$151,626	$131,618
Securities	**30,114**	17,974	10,169
Mortgage-backed securities	**61,319**	3,795	893
Money market investments	**5,947**	1,437	443
Total interest income	**423,304**	174,832	143,123
INTEREST EXPENSE:			
NOW and money market accounts	**15,171**	4,892	2,456
Savings accounts	**18,473**	6,346	6,329
Certificates of deposit	**108,097**	41,178	35,123
Borrowings (note 11)	**75,685**	49,302	30,283
Mortgagors' escrow	**62**	33	29
Total interest expense	**217,488**	101,751	74,220
Net interest income	**205,816**	73,081	68,903
Reversal of provision for loan losses (note 8)	**—**	—	2,400
Net interest income after reversal of provision for loan losses	**205,816**	73,081	71,303
OTHER OPERATING INCOME:			
Fee income	**35,061**	4,595	1,863
Other (note 7)	**55,554**	17,050	660
Total other operating income	**90,615**	21,645	2,523
NON-INTEREST EXPENSE:			
Operating expense:			
Compensation and benefits (notes 14 and 15)	**63,140**	39,014	13,458
Occupancy and equipment (note 13)	**18,643**	3,953	2,289
General and administrative	**27,610**	5,413	4,771
Other	**3,364**	950	872
Total operating expense	**112,757**	49,330	21,390
Amortization of goodwill and core deposit intangible	**8,428**	494	—
Total non-interest expense	**121,185**	49,824	21,390
Income before income taxes	**175,246**	44,902	52,436
Income tax expense (note 12)	**70,779**	20,425	20,772
Net income	**$104,467**	$ 24,477	$ 31,664
Comprehensive income, net of tax:			
Unrealized gains (losses) on securities	**2,895**	820	(34)
Comprehensive income	**$107,362**	$ 25,297	$ 31,630
Earnings per share	**$1.36**	$0.58	$0.76
Diluted earnings per share	**$1.34**	$0.56	$0.74

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except per share data)	2001	2000	1999
	Years Ended December 31,		
COMMON STOCK (Par Value: $0.01):			
Balance at beginning of year	**$ 310**	$ 310	$ 310
Shares issued in the Richmond County merger	**772**	—	—
Balance at end of year	**1,082**	310	310
PAID-IN CAPITAL IN EXCESS OF PAR:			
Balance at beginning of year	**174,450**	147,607	138,180
Tax benefit on stock plans	**11,000**	5,953	7,269
Allocation of ESOP stock	**20,846**	20,890	2,158
Shares issued in the Richmond County merger	**692,534**	—	—
Balance at end of year	**898,830**	174,450	147,607
RETAINED EARNINGS:			
Balance at beginning of year	**146,514**	150,545	165,383
Net income	**104,467**	24,477	31,664
Dividends paid on common stock	**(43,955)**	(17,847)	(18,563)
Exercise of stock options (3,004,071; 1,003,705; and 2,351,752 shares)	**(39,515)**	(10,661)	(27,939)
Balance at end of year	**167,511**	146,514	150,545
TREASURY STOCK:			
Balance at beginning of year	**(2,388)**	(145,122)	(137,901)
Purchase of common stock (6,254,437; 3,833,714; and 2,893,482 shares)	**(121,048)**	(41,483)	(38,352)
Shares issued in the Haven acquisition	**—**	174,283	—
Exercise of stock options (3,004,071; 1,003,705; and 2,351,752 shares)	**45,142**	9,934	31,131
Balance at end of year	**(78,294)**	(2,388)	(145,122)
EMPLOYEE STOCK OWNERSHIP PLAN:			
Balance at beginning of year	**(8,485)**	(12,388)	(12,767)
Allocation of ESOP stock	**1,929**	3,903	379
Balance at end of year	**(6,556)**	(8,485)	(12,388)
SERP AND DEFERRED COMPENSATION PLANS:			
Balance at beginning of year	**(3,770)**	(3,770)	(3,770)
Allocation of SERP stock	**657**	—	—
Balance at end of year	**(3,113)**	(3,770)	(3,770)
RECOGNITION AND RETENTION PLANS:			
Balance at beginning of year	**(41)**	(41)	(63)
Earned portion of RRPs	**—**	—	22
Balance at end of year	**(41)**	(41)	(41)
ACCUMULATED COMPREHENSIVE INCOME, NET OF TAX:			
Balance at beginning of year	**820**	—	34
Unrealized gains (losses) on securities, net of tax of $4,398, $442, and $0	**8,167**	820	(34)
Less: Reclassification adjustment for gains included in net income, net of tax of $2,839, $0, and $0	**(5,272)**	—	—
Change in net unrealized appreciation (depreciation) in securities, net of tax	**2,895**	820	(34)
Balance at end of year	**3,715**	820	—
Total stockholders' equity	**$ 983,134**	$ 307,410	$ 137,141

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2001	2000	1999
	Years Ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 104,467	$ 24,477	$ 31,664
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	5,495	1,461	923
Reversal of provision for loan losses	—	—	(2,400)
(Accretion of discounts) amortization of premiums, net	(2,261)	(1,818)	2
Amortization of net deferred loan origination fees	1,393	4,808	1,372
Amortization of goodwill and core deposit intangible	8,428	494	—
Net gain on redemption and sales of securities and mortgage-backed securities	(27,539)	(704)	(91)
Net gain on sale of loans	(10,305)	(121)	(126)
Net gain on sale of Bank office buildings	(1,484)	(13,500)	—
Tax benefit effect on stock plans	11,000	5,953	7,269
Earned portion of RRPs	—	—	22
Earned portion of ESOP	22,775	24,793	2,537
Earned portion of SERP	657	—	—
Changes in assets and liabilities:			
Goodwill recognized in the Richmond County merger and the Haven acquisition, respectively	(502,511)	(118,070)	—
Core deposit intangible recognized in the Richmond County merger	(60,000)	—	—
Acquired allowance	22,436	11,033	—
Decrease (increase) in deferred income taxes	1,964	(36,864)	421
Increase in other assets	(143,560)	(55,433)	(32,569)
Increase (decrease) in official checks outstanding	46,408	10,050	(3,298)
Increase in other liabilities	96,782	40,325	7,256
Total adjustments	(530,322)	(127,593)	(18,682)
Net cash (used in) provided by operating activities	(425,855)	(103,116)	12,982
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from redemption and sales of securities and mortgage-backed securities held to maturity	112,573	64,396	17,380
Proceeds from redemption and sales of securities available for sale	685,074	447,508	14,534
Purchase of securities held to maturity, net	(93,234)	(24,754)	(48,041)
Purchase of mortgage-backed securities held to maturity, net	(48,942)	—	—
Purchase of securities available for sale, net	(2,723,427)	(738,436)	(6,794)
Net increase in loans	(2,379,211)	(2,021,624)	(329,480)
Proceeds from sale of loans	620,886	103,860	216,129
Acquisition or purchase of premises and equipment, net	(33,830)	(30,592)	(584)
Net cash used in investing activities	(3,860,111)	(2,199,642)	(136,856)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in mortgagors' escrow	10,205	1,003	(2,796)
Net increase (decrease) in deposits	2,193,408	2,181,176	(26,267)
Net increase in borrowings	1,469,323	401,127	197,323
Cash dividends and stock options exercised	(83,470)	(28,508)	(46,502)
Purchase of Treasury stock, net of stock options exercised	(75,906)	(31,549)	(7,221)
Shares issued in the Richmond County merger	693,306	—	—
Net cash provided by financing activities	4,206,866	2,523,249	114,537
Net (decrease) increase in cash and cash equivalents	(79,100)	220,491	(9,337)
Cash and cash equivalents at beginning of period	257,715	37,224	46,561
Cash and cash equivalents at end of period	$ 178,615	$ 257,715	$ 37,224
Supplemental information:			
Cash paid for: Interest	$217,958	$101,759	$74,177
Income taxes	3,541	11,754	14,582
Transfers to foreclosed real estate from loans	55	—	223
Transfers to real estate held for investment from foreclosed real estate	—	—	457

See accompanying notes to consolidated financial statements.

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As more fully described in Note 3, New York Community Bank, formerly known as Queens County Savings Bank (the "Bank" or the "Subsidiary"), converted from a mutual savings bank to the capital stock form of ownership on November 23, 1993. In anticipation of the conversion, New York Community Bancorp, Inc. (the "Company" or the "Parent"), formerly known as Queens County Bancorp, Inc., was formed on July 20, 1993.

On June 27, 2000, the Company entered into an agreement and plan of merger with Haven Bancorp, Inc. ("Haven"), parent of CFS Bank, under which it would acquire Haven in a purchase transaction valued at $174.3 million. On November 30, 2000, Haven was merged with and into the Company, and on January 31, 2001, CFS Bank merged with and into the Bank.

On March 27, 2001, the Company and Richmond County Financial Corp. ("Richmond County") entered into an agreement, valued at $693.4 million, under which the two companies would combine in a merger-of-equals. On July 31, 2001, Richmond County merged with and into the Company. At the same time, Richmond County Savings Bank, the primary subsidiary of Richmond County, merged with and into the Bank.

At December 31, 2001, the Bank operated 119 banking offices (including 52 traditional and 66 in-store) in New York City, Long Island, Rockland and Westchester counties, Connecticut, and New Jersey, through six divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In the second quarter of 2002, the Company expects to complete the divestiture of 14 in-store branches in Connecticut, Rockland County, New York, and New Jersey, and will have opened one traditional and two in-store branches on Staten Island, bringing the total number of banking offices to 108.

The following is a description of the significant accounting and reporting policies that the Company and its wholly-owned subsidiaries follow in preparing and presenting their consolidated financial statements, which conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year financial statements to conform to the 2001 presentation.

Securities and Mortgage-backed Securities Held to Maturity and Securities Available for Sale

Securities and mortgage-backed securities that the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level-yield method over the remaining period to contractual maturity, and adjusted, in the case of mortgage-backed securities, for actual prepayments. Securities and mortgage-backed securities to be held for indefinite periods of time and not intended to be held to maturity are classified as "available for sale" securities and are recorded at fair value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of stockholders' equity. Gains and losses on sales of securities and mortgage-backed securities are computed using the specific identification method.

Loans

Loans, net, are carried at unpaid principal balances, less unearned discounts, net of deferred loan origination fees and the allowance for loan losses.

The Company applies Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan/Income Recognition and Disclosures" to all loans except smaller balance homogenous consumer loans (including one-to-four family mortgage loans), loans carried at fair value or the lower of cost or fair value, debt securities, and leases. SFAS No. 114 requires the creation of a valuation allowance for impaired loans based on the present value of expected future cash flows, discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral. Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan. SFAS No. 114 also provides that in-substance foreclosed loans should not be included in foreclosed real estate for financial reporting purposes but, rather, in the loan portfolio.

The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by charge-offs, net of recoveries. Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio, based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings;

geographic, industry, and other environmental factors; and model imprecision. In addition, management considers the Company's current business strategy and credit process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures. While management uses available information to recognize losses on loans, future additions may be necessary, based on changes in economic conditions beyond management's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on regulators' judgments concerning information available to them during their examinations. Based upon all relevant and available information, management believes that the current allowance for loan losses is adequate.

Fees are charged for originating mortgage loans at the time the loans are granted. Loan origination fees, partially offset by certain expenses associated with loans originated, are amortized to interest on loans over a 12-month period, using the straight-line method, which approximates the interest method. Adjustable rate mortgages that have a lower rate during the introductory period (usually one year) will reflect the amortization of a substantial portion of the net deferred fee as a yield adjustment during the introductory period.

Loans are classified as "in foreclosure," and the accrual of interest and amortization of origination fees discontinued, when management considers collection to be doubtful.

Premises and Equipment

Premises, furniture and fixtures, and equipment are carried at cost less the accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets (generally five to twenty years). Leasehold improvements are carried at cost less the accumulated amortization computed on a straight-line basis over the shorter of the related lease term or the estimated useful life of the improvement.

Depreciation and amortization included in occupancy and equipment expense for the years ended December 31, 2001, 2000, and 1999 amounted to approximately $5.5 million, $1.5 million, and $923,000, respectively.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold or rented, and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value, less the estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expense.

Income Taxes

Income tax expense consists of income taxes that are currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which the allowance is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Stock Option Plans

In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-based Compensation." SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for stock options using the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method prescribed by APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years beginning after December 31, 1995. Pro forma disclosures required for entities that elect to continue measuring compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years beginning after December 15, 1994.

The Company had five stock option plans at December 31, 2001, including two plans for directors and employees of the former Queens County Savings Bank; two plans for directors and employees of the former CFS Bank, and a plan for directors and employees of the former Richmond County Savings Bank. The Bank applies APB Opinion No. 25 and the related interpretations in accounting for its plans; accordingly, no compensation cost has been recognized.

Retirement Plans

The Company maintains three pension plans: one for employees of the former Queens County Savings Bank, a second for employees of the former CFS Bank, and a third for employees of the former Richmond County Savings Bank, covering substantially all employees who had attained minimum service requirements at the time the plans were frozen on September 30, 1999, December 29, 2000, and March 31, 1999, respectively.

Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks and federal funds sold, with original maturities of less than 90 days.

Earnings per Share (Basic and Diluted)

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," simplifying the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share" and replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the entity.

For the years ended December 31, 2001, 2000, and 1999, the weighted average number of common shares outstanding used in the computation of basic EPS was 76,727,717; 42,402,771; and 41,685,503, respectively. The weighted average number of common shares outstanding used in the computation of diluted EPS was 78,054,538; 43,946,073; and 42,614,701 for the corresponding periods. The differential in the weighted average number of common shares outstanding used in the computation of basic and diluted EPS represents the average common stock equivalents of stock options. Share amounts for 2000 and 1999 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

Accounting Changes: Business Combinations

Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The new rules require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The non-amortization provisions of the new rules affecting goodwill and intangible assets deemed to have indefinite lives are effective for all purchase business combinations completed after June 30, 2001.

NOTE 2:

BUSINESS COMBINATIONS

On July 31, 2001, the Company completed a merger-of-equals with Richmond County, parent of Richmond County Savings Bank, which operated 34 banking offices in Staten Island, Brooklyn, and New Jersey. At the date of the merger, Richmond County had consolidated assets of $3.7 billion, including loans, net, of $1.9 billion, and consolidated liabilities of $3.4 billion, including deposits of $2.5 billion. Under the terms of the plan and agreement of merger, holders of Richmond County common stock received 1.02 shares of the Company's common stock for each share of Richmond County common stock held at the merger date. In connection therewith, the Company issued 38,545,791 shares of common stock (split-adjusted) with a value of $693.4 million. The excess of cost over fair value of net assets acquired was $498.6 million. On August 1, 2001, the Company applied certain provisions of SFAS No. 142 as required for goodwill and intangible assets; as a result, no goodwill is being amortized in connection with this transaction. A core deposit intangible of $60.0 million was also recognized in connection with the merger, which is being amortized on a straight-line basis over ten years. The results of operations of Richmond County were included in the Consolidated Statements of Income and Comprehensive Income subsequent to July 31, 2001.

On November 30, 2000, the Company acquired Haven, parent of CFS Bank, which operated 70 branch offices in New York City, Nassau, Suffolk, Westchester, and Rockland counties, New Jersey, and Connecticut. At the date of acquisition, Haven had consolidated assets of $2.7 billion, including loans, net, of $2.2 billion, and consolidated liabilities of $2.6 billion, including deposits of $2.1 billion. In accordance with the plan and agreement of merger, holders of Haven common stock received 1.04 shares of the Company's common stock for each share of Haven common stock held at the date of the acquisition. In connection therewith, the Company issued 22,112,424 shares of common stock (split-adjusted) from Treasury with a value of $174.3 million. The excess of cost over fair value of net assets acquired was $118.6 million. In accordance with the adoption of SFAS No. 142 on January 1, 2002, the Company has suspended the amortization of goodwill generated by the Haven acquisition.

In further accordance with SFAS No. 142, the goodwill resulting from the Richmond County merger and the Haven acquisition will be assessed for impairment as of January 1, 2002 in the second quarter of the year. It is not anticipated that these tests will have a material effect on the consolidated financial statements of the Company.

NOTE 3.

CONVERSION TO STOCK FORM OF OWNERSHIP

On July 13, 1993, the Board of Trustees of the Bank (now the Board of Directors of the Company) adopted a Plan of Conversion to convert the Bank from a state-chartered mutual savings bank to a state-chartered capital stock form savings bank. In connection with the conversion, the Company was organized under Delaware law for the purpose of acquiring all of the capital stock of the Bank.

On November 23, 1993, the Company became a public company and issued its initial offering of 4,588,500 shares of common stock (par value $0.01 per share) at a price of $25.00 per share, resulting in net proceeds of $110.6 million. Concurrent with the issuance of the common stock, 50 percent of the net proceeds were used to purchase all of the outstanding capital stock of the Bank. Parent company-only financial information is presented in Note 18.

As a result of seven stock splits (a 3-for-2 stock split on September 30, 1994; a 4-for-3 stock split on August 22, 1996; and 3-for-2 stock splits on April 10 and October 1, 1997, September 29, 1998, and March 29 and September 20, 2001), the initial offering price adjusts to $1.65 per share. The number of shares outstanding at December 31, 2001 was 101,845,276.

NOTE 4:

SECURITIES HELD TO MATURITY

Securities held to maturity at December 31, 2001 and 2000 are summarized as follows:

December 31, 2001 (in thousands)	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Corporate bonds	$ 37,870	$ —	$390	$ 37,480
Capital trust notes	45,444	1,289	462	46,271
FHLB stock	114,881	—	—	114,881
Corporate stock	5,000	15	—	5,015
Total stock	119,881	15	—	119,896
Total securities held to maturity	$203,195	$1,304	$852	$203,647

December 31, 2000 (in thousands)	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
U.S. Government and agencies	$125,325	$ —	$ (833)	$124,492
Capital trust notes	25,191	—	(1,299)	23,892
FHLB stock	72,016	—	—	72,016
FNMA stock	2	206	—	208
Total stock	72,018	206	—	72,224
Total securities held to maturity	$222,534	$206	$(2,132)	$220,608

The following is a summary of the amortized cost and estimated market value of securities held to maturity at December 31, 2001 by remaining term to maturity:

(in thousands)	Corporate Bonds	Capital Trust Notes	Estimated Market Value
Up to 30 years	$37,870	$45,444	$83,751

Because the sale of Federal Home Loan Bank ("FHLB") and Federal National Mortgage Association ("FNMA") stock is restricted by the respective governmental agencies, these securities are not considered marketable equity securities. FHLB stock is carried at cost, which approximates value at redemption.

NOTE 5:

MORTGAGE-BACKED SECURITIES HELD TO MATURITY

Mortgage-backed securities held to maturity at December 31, 2001 and 2000 are summarized as follows:

(in thousands)	December 31, 2001	2000
Principal balance	**$50,801**	$1,926
Unamortized premium	**103**	—
Unamortized discount	**(39)**	(3)
Mortgage-backed securities, net	**50,865**	1,923
Gross unrealized gains	**254**	56
Estimated market value	**$51,119**	$1,979

The amortized cost and estimated market value of mortgage-backed securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following is a summary of the amortized cost and estimated market value of mortgage-backed securities held to maturity at December 31, 2001 by remaining term to maturity:

(in thousands)	Cost Basis	Estimated Market Value
Over 5 years	**$50,865**	**$51,119**
Mortgage-backed securities, net	**$50,865**	**$51,119**

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2001, 2000, or 1999.

NOTE 6:

SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2001 and 2000 are summarized as follows:

December 31, 2001 *(in thousands)*	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Debt and equity securities available for sale:				
U.S. Government and agency obligations	**$ 25,113**	**$ —**	**$ 230**	**$ 24,883**
Corporate bonds	**13,387**	**182**	**2**	**13,567**
Capital trust notes	**120,171**	**4,809**	**722**	**124,258**
Preferred stock	**79,857**	**392**	**78**	**80,171**
Common stock	**9,137**	**1,575**	**256**	**10,456**
Total	**$ 247,665**	**$ 6,958**	**$1,288**	**$ 253,335**
Mortgage-backed securities available for sale:				
GNMA certificates	**$ 143,179**	**$ 667**	**$ 4**	**$ 143,842**
FNMA certificates	**78,258**	**468**	**2**	**78,724**
FHLMC certificates	**47,528**	**418**	**—**	**47,946**
CMOs and REMICs	**1,841,727**	**10,140**	**932**	**1,850,935**
Total	**$2,110,692**	**$11,693**	**$ 938**	**$2,121,447**
Total securities available for sale	**$2,358,357**	**$18,651**	**$2,226**	**$2,374,782**

(in thousands)	December 31, 2000 Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Debt and equity securities available for sale:				
U.S. Government and agency obligations	$ 59,669	$—	$—	$ 59,669
Corporate bonds	61,140	—	—	61,140
Preferred stock	15,203	—	—	15,203
Common stock	8,065	—	—	8,065
Total	$144,077	$—	$—	$144,077
Mortgage-backed securities available for sale:				
GNMA certificates	$ 1,059	$ 8	$—	$ 1,067
FNMA certificates	80,286	—	—	80,286
FHLMC certificates	4,963	—	—	4,963
CMOs and REMICs	73,341	—	—	73,341
Total	$159,649	$ 8	$—	$159,657
Total securities available for sale	$303,726	$ 8	$—	$303,734

The gross proceeds, gross realized gains, and gross realized losses from the sale of available-for-sale securities for the year ended December 31, 2001 were as follows:

(in thousands)	
Gross proceeds	$685,074
Gross realized gains	37,207
Gross realized losses	9,668

The impact of the respective data for the years ended December 31, 2000 and 1999 on the Consolidated Statements of Income and Comprehensive Income was immaterial.

The following table presents information regarding securities available for sale at December 31, 2001, based on contractual maturity:

(in thousands)	Due Within One Year	Due Within One to Five Years	Due After Five Years	Total Cost	Fair Value
U.S. Government and agency obligations	$ —	$ —	$ 25,113	$ 25,113	$ 24,883
Corporate bonds	3,461	4,731	5,195	13,387	13,567
Capital trust notes	—	—	120,171	120,171	124,257
Preferred stock	79,857	—	—	79,857	80,171
Common stock	9,137	—	—	9,137	10,456
GNMA certificates	—	—	143,179	143,179	143,842
FNMA certificates	—	—	78,258	78,258	78,724
FHLMC certificates	—	—	47,528	47,528	47,947
CMOs and REMICs	—	—	1,841,727	1,841,727	1,850,935
Total securities available for sale	$92,455	$4,731	$2,261,171	$2,358,357	$2,374,782

At December 31, 2001, the Company had commitments to purchase securities available for sale of $450.0 million, all of which were expected to settle within 60 days. The Company had no such commitments at December 31, 2000.

NOTE 7:

LOANS

The composition of the loan portfolio at December 31, 2001 and 2000 is summarized as follows:

	December 31,	
(in thousands)	**2001**	2000
MORTGAGE LOANS:		
Multi-family	**$3,255,167**	$1,945,656
1-4 family	**1,318,295**	1,267,080
Commercial real estate	**561,944**	324,068
Construction	**152,367**	59,469
Total mortgage loans	**5,287,773**	3,596,273
Less: Net deferred loan origination fees	**3,055**	1,553
Mortgage loans, net	**5,284,718**	3,594,720
OTHER LOANS:		
Home equity	**87,274**	12,240
Cooperative apartment	**—**	3,726
Passbook savings	**1,777**	779
Other	**27,827**	23,003
Total other loans	**116,878**	39,748
Unearned premiums (discounts)	**91**	(18)
Other loans, net	**116,969**	39,730
Less: Allowance for loan losses	**40,500**	18,064
Loans, net	**$5,361,187**	$3,616,386

The Bank has a diversified loan portfolio as to type and borrower concentration. At December 31, 2001 and 2000, approximately $4.4 billion and $3.1 billion, respectively, of the Bank's mortgage loans were secured by properties located in New York State. Accordingly, economic conditions in the State of New York may have a significant impact on the market value of the real estate collateralizing such loans and on the ability of the Bank's borrowers to honor their contracts.

On December 1, 2000, the Bank adopted a policy of originating one-to-four family mortgage loans on a conduit basis in order to minimize its exposure to credit and interest rate risk. Since then, applications have been taken and processed by a third party and the loans sold to said party, service-released. Under this program, the Bank sold one-to-four family mortgage loans totaling $67.0 million and $1.7 million in 2001 and 2000, respectively.

During the year ended December 31, 2001, the Bank sold $610.6 million in one-to-four family mortgage loans that were primarily acquired in the Haven transaction. On December 28, 2000, the Bank sold one-to-four family mortgage loans totaling $105.7 million that it had acquired in the Haven transaction, while retaining the servicing rights.

During 1999, the Bank sold a $211.6 million interest in multi-family mortgage loans from its portfolio to the Federal Home Loan Bank of New York ("FHLB-NY"), while retaining the servicing rights. In connection with this transaction, the Bank provided additional collateral of $75.8 million in loans to the FHLB-NY.

The Bank services mortgage loans for various third parties, including the FHLB-NY, Savings Bank Life Insurance ("SBLI"), FNMA, and the State of New York Mortgage Agency ("SONYMA"). The unpaid principal balance of serviced loans amounted to $1.7 billion, $1.1 billion, and $224.8 million at December 31, 2001, 2000, and 1999, respectively. Custodial escrow balances maintained in connection with such loans amounted to $5.5 million, $3.4 million, and $1.9 million at the corresponding dates.

At December 31, 2001 and 2000, loan commitments amounted to approximately $344.4 million and $180.1 million, respectively. Substantially all of the commitments at December 31, 2001 were expected to close within 90 days.

NOTE 8:

ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999 is summarized as follows:

	December 31,		
(in thousands)	**2001**	2000	1999
Balance, beginning of year	**$18,064**	$ 7,031	$ 9,431
Acquired allowance	**22,436**	11,033	—
Reversal of provision for loan losses	**—**	—	(2,400)
Balance, end of year	**$40,500**	$18,064	$ 7,031

The allowance for loan losses was increased by $22.4 million in 2001 pursuant to the Richmond County merger, and by $11.0 million in 2000 pursuant to the Haven acquisition. In 1999, the Company reversed $2.0 million from the allowance for loan losses in the first quarter and, in the fourth quarter, reversed an additional $400,000 in connection with the sale of $211.6 million in loans to the FHLB-NY.

Mortgage loans in foreclosure amounted to approximately $10.6 million, $6.0 million, and $2.9 million, at December 31, 2001, 2000, and 1999, respectively. The interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 2001, 2000, and 1999, are summarized below:

	December 31,		
(in thousands)	**2001**	2000	1999
Interest income that would have been recorded	**$651**	$435	$641
Interest income recognized	**(42)**	(51)	(70)
Interest income foregone	**$609**	$384	$571

The Company defines impaired loans as those loans in foreclosure that are not one-to-four family mortgage loans. Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank's overall allowance for loan losses. The Bank generally recognizes interest income on these loans to the extent that it is received in cash. There were no impaired loans in 2001, 2000, or 1999.

NOTE 9:

FORECLOSED REAL ESTATE

The following table summarizes transactions in foreclosed real estate, which is included in "other assets," for the years ended December 31, 2001 and 2000:

	December 31,	
(in thousands)	**2001**	2000
Balance, beginning of year	**$ 12**	$ 66
Acquired in the Richmond County merger and the Haven acquisition, respectively	**204**	12
Transfers in	**55**	—
Sales	**(22)**	(66)
Balance, end of year	**$249**	$ 12

Foreclosed real estate is carried at fair market value. There were no valuation allowances at December 31, 2001 or 2000, and no provisions for the years ended December 31, 2001, 2000, or 1999.

NOTE 10:

DEPOSITS

The following is a summary of weighted average interest rates at December 31, 2001 and 2000 for each type of deposit:

	December 31,					
	2001			2000		
(dollars in thousands)	**Amount**	**Percent of Total**	**Weighted Average Rate**	Amount	Percent of Total	Weighted Average Rate
Non-interest-bearing demand accounts	**$ 455,133**	**8.35%**	**0.00%**	$ 171,360	5.26%	0.00%
NOW and money market accounts	**948,324**	**17.40**	**1.40**	719,420	22.09	2.87
Savings accounts	**1,639,239**	**30.07**	**1.61**	492,604	15.12	1.87
Certificates of deposit	**2,407,906**	**44.18**	**4.18**	1,873,810	57.53	6.05
Total deposits	**$5,450,602**	**100.00%**	**2.57%**	$3,257,194	100.00%	4.40%

The following is a summary of certificates of deposit in amounts of $100,000 or more at December 31, 2001 by remaining term to maturity:

	CDs of $100,000 or More Maturing Within				
(in thousands)	**0–3 Months**	**3–6 Months**	**6–12 Months**	**Over 12 Months**	**Total**
Total maturities	**$101,770**	**$92,771**	**$123,299**	**$90,606**	**$408,446**

At December 31, 2001 and 2000, the aggregate amount of certificates of deposit of $100,000 or more was approximately $408.4 million and $320.7 million, respectively.

NOTE 11:

BORROWINGS

Borrowings totaled $2.5 billion and $1.0 billion at December 31, 2001 and 2000, respectively, and consisted of the following:

Federal Home Loan Bank of New York ("FHLB-NY") Advances

(dollars in thousands)	2001		2000	
Contractual Maturity	**Amount**	**Weighted Average Interest Rate**	Amount	Weighted Average Interest Rate
2001	**$ —**	**—%**	$ 20,000	5.29%
2002	**124,267(1)**	**4.15**	51,609	5.72
2003	**25,000**	**5.49**	20,000	5.62
2004	**22,000**	**5.32**	—	—
2005	**42,000**	**5.82**	20,000	6.21
2006	**65,500**	**4.78**	—	—
2007	**—**	**—**	—	—
2008	**501,400**	**5.24**	34,000	5.47
2009	**429,300**	**5.79**	346,800	5.89
2010	**567,300**	**6.08**	455,700	6.16
	$1,776,767(1)	**5.57%**	$948,109	5.98%

(1) Includes $54.0 million of FHLB-NY overnight line of credit advances at December 31, 2001. The rate is based on the federal funds rate at the time of takedown plus 10 basis points. Principal and interest are due on the next succeeding business day. The Company had an overnight line of credit with the FHLB-NY for a maximum of $100.0 million at December 31, 2001.

The advances received were all fixed rate under the FHLB-NY convertible advance program, which grants the FHLB-NY the option to call the advance after an initial lock-out period of one to three or five years and quarterly thereafter, until maturity. At December 31, 2001 and 2000, the convertible advances were collateralized by mortgage-backed securities with a carrying value of approximately $924.6 million and $248.0 million; pledges of FHLB-NY stock of $114.9 million and $72.0 million; and a blanket assignment of the Company's unpledged, qualifying mortgage loans.

The Company maintains a line of credit with the FHLB-NY that totaled $3.7 billion and $1.9 billion at December 31, 2001 and 2000, respectively. The credit line is collateralized by stock in the FHLB and by certain mortgage loans under a blanket pledge agreement in an amount equal to 110% of outstanding borrowings.

Reverse Repurchase Agreements

The contractual maturities of outstanding reverse repurchase agreements at December 31, 2001 were as follows:

(dollars in thousands) Contractual Maturity	Amount	Weighted Average Interest Rate
January 2002	$514,743	1.84%
December 2002[1]	15,000	5.90
	$529,743	1.96%

(1) Callable commencing December 2000 and quarterly thereafter, until maturity.

The above agreements are collateralized by mortgage-backed securities with a carrying value of approximately $507.5 million at December 31, 2001. The Company had no repurchase agreements outstanding as of December 31, 2000.

Trust Preferred Securities

Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, Queens Statutory Trust I, NYCB Capital Trust I, New York Community Statutory Trust I, and New York Community Statutory Trust II (the "Trusts") are Delaware business trusts of which all the common securities are owned by the Company. The Trusts were formed for the purpose of issuing Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures ("Trust Preferred Securities"). The Trust Preferred Securities are described below. Dividends on the Trust Preferred Securities are payable either quarterly or semi-annually and are deferrable, at the Company's option, for up to five years. As of December 31, 2001, all dividends were current. As each one was issued, the Trusts used the proceeds from the Trust Preferred Securities offerings to purchase a like amount of Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Company. The Debentures bear the same terms and interest rates as the related Trust Preferred Securities. The Debentures are the sole assets of the Trusts and are eliminated, along with the related income statement effects, in the consolidated financial statements. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts. Under applicable regulatory guidelines, a portion of the Trust Preferred Securities qualify as Tier I capital, and the remaining qualify as Tier II Capital.

The following Trust Preferred Securities were outstanding at December 31, 2001:

(in thousands) Security Title	Issuer	Amount Outstanding	Date of Original Issue	Stated Maturity	Optional Redemption Date
10.46% Capital Securities	Haven Capital Trust I	$ 18,174	February 12, 1997	February 1, 2027	February 1, 2007
10.25% Capital Securities	Haven Capital Trust II	23,333	May 26, 1999	September 30, 2029	June 30, 2009
11.045% Capital Securities	Queens Capital Trust I	10,000	July 26, 2000	July 19, 2030	July 19, 2010
10.60% Capital Securities	Queens Statutory Trust I	15,000	September 7, 2000	September 7, 2030	September 7, 2010
6.007% Floating Rate Capital Securities	NYCB Capital Trust I	36,000	November 28, 2001	December 8, 2031	December 8, 2006
5.60% Floating Rate Capital Securities	New York Community Statutory Trust I	35,032	December 18, 2001	December 18, 2031	December 18, 2006
5.58% Floating Rate Capital Securities	New York Community Statutory Trust II	50,250	December 28, 2001	December 28, 2031	December 28, 2006
		$187,789			

The Trust Preferred Securities issued by Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, and Queens Statutory Trust I accrue interest at an annual rate of 10.46%, 10.25%, 11.045%, and 10.60%, respectively. The NYCB Capital Trust I accrues interest at a variable rate, adjustable semi-annually, equal to 3.75% over the six-month LIBOR, with an initial rate of 6.007%, and an interest rate cap of 11.00% effective through December 8, 2006. The New York Community Statutory Trust I accrues interest at a variable rate, adjustable quarterly, equal to 3.60% over the three-month LIBOR, with an initial rate of 5.60%, and an interest rate cap of 12.50% effective through December 18, 2006. The New York Community Statutory Trust II accrues interest at a variable rate, adjustable semi-annually, equal to 3.60% over the six-month LIBOR, with an initial rate of 5.58%, and an interest rate cap of 10.00% effective through December 28, 2006.

The total amount of Trust Preferred Securities outstanding at December 31, 2001 and 2000 was $187.8 million and $76.9 million, respectively.

For the twelve months ended December 31, 2001, the weighted average balance of total borrowings was approximately $1.6 billion, with a weighted average interest rate of 4.86%. In the year-earlier period, the weighted average balance was approximately $817.8 million, with an average interest rate of 6.03%. The maximum amount of borrowings outstanding at any month-end during 2001 was $2.3 billion; in 2000, the maximum month-end amount was $958.7 million. Accrued interest of $12.5 million was included in the balance of borrowings at each of December 31, 2001 and 2000.

The Company also maintains a $10.0 million line of credit with a money center bank, which had not been drawn upon at December 31, 2001.

NOTE [illegible]

FEDERAL, STATE, AND LOCAL TAXES

The components of the net deferred tax asset at December 31, 2001 and 2000 are summarized as follows:

	December 31,	
(in thousands)	**2001**	2000
DEFERRED TAX ASSETS:		
Financial statement loan loss allowance	**$ 15,188**	$ 7,699
Accrual for post-retirement benefits	**3,178**	2,507
Mark to market on securities available for sale	**—**	18,413
Mark to market on loans	**2,760**	8,883
Mark to market on borrowings	**17,823**	3,178
Charitable contributions	**8,099**	—
Merger-related costs	**2,331**	—
Loan origination costs	**—**	2,831
SERP and deferred compensation	**1,577**	2,623
Other	**1,867**	302
Total deferred tax assets	**52,823**	46,436
DEFERRED TAX LIABILITIES:		
Tax reserve in excess of base year reserve	**(1,645)**	(1,296)
Prepaid pension cost	**(3,428)**	(2,008)
Mark to market on securities available for sale	**(6,060)**	—
Other	**(1,294)**	(772)
Total deferred tax liabilities	**(12,427)**	(4,076)
Net deferred tax asset	**$ 40,396**	$42,360

The net deferred tax asset at December 31, 2001 and 2000 represents the anticipated federal, state, and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. However, there can be no assurances about the level of future earnings.

Income tax expense for the years ended December 31, 2001, 2000, and 1999 is summarized as follows:

	December 31,		
(in thousands)	**2001**	2000	1999
Federal—current	**$33,123**	$15,362	$16,792
State and local—current	**1,905**	1,913	3,559
Total current	**35,028**	17,275	20,351
Federal—deferred	**32,815**	3,040	518
State and local—deferred	**2,936**	110	(97)
Total deferred	**35,751**	3,150	421
Total income tax expense	**$70,779**	$20,425	$20,772

The following is a reconciliation of statutory federal income tax expense to combined effective income tax expense for the years ended December 31, 2001, 2000, and 1999:

	December 31,		
(in thousands)	**2001**	2000	1999
Statutory federal income tax expense	**$61,336**	$15,716	$18,352
State and local income taxes, net of federal income tax benefit	**3,147**	1,315	5,805
ESOP	**6,250**	5,865	84
Amortization of intangibles	**2,950**	173	—
BOLI	**(2,294)**	(735)	—
Other, net	**(610)**	(1,909)	(3,469)
Total income tax expense	**$70,779**	$20,425	$20,772

The Company, the Bank, and their non-REIT subsidiaries, file a consolidated federal income tax return on a calendar year basis.

As a savings institution, the Bank is subject to special provisions in the federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. Tax bad debt reserves consist of a defined base year amount plus additional amounts, or excess reserves, accumulated after the base year. Deferred tax liabilities are recognized with respect to such excess reserves, as well as any portion of the base year amount that is expected to become taxable, or recaptured, in the foreseeable future. Federal tax laws include a requirement to recapture into taxable income, over a six-year period, the federal bad debt reserves in excess of the base year amounts. The Bank has established a deferred tax liability with respect to such excess federal reserves. New York State tax laws designate all State bad debt reserves as the base year amount.

The Bank's base year tax bad debt reserves at December 31, 2001 and 2000 were $27.3 million (including $9.6 million from Richmond County Savings Bank), and $17.7 million, respectively. Associated deferred tax liabilities have not been recognized since the Company does not expect that the base year reserves will become taxable in the foreseeable future. Under the tax laws, events that would result in taxation of certain of these reserves include (1) redemptions of the Bank's stock or certain excess distributions by the Bank to the Company, and (2) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York State tax purposes.

NOTE 13.

COMMITMENTS AND CONTINGENCIES

Pledged Assets

At December 31, 2001, the Company had pledged $1.04 billion of investment securities as collateral for its FHLB advances and $507.5 million of investment securities as collateral for its reverse repurchase agreements. At December 31, 2000, $250.0 million of investment securities were pledged as collateral for FHLB advances; the Company had no reverse repurchase agreements at that date.

Lease and License Commitments

At December 31, 2001, the Company was obligated under seventy-nine non-cancelable operating lease and license agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements at expiration in the normal course of business. The agreements contain escalation clauses commencing at various times during the lives of the agreements. Such clauses provide for increases in the annual rental.

At December 31, 2001, the Company had entered into several non-cancelable operating lease and license agreements for the rental of Bank properties. The agreements contain escalation clauses that provide for periodic increases in the annual rental.

The projected minimum annual rental commitments under these agreements, exclusive of taxes and other charges, are summarized as follows:

(in thousands)	Rental Income	Rental Expense
2002	$ 691	$ 5,375
2003	686	4,076
2004	571	3,512
2005	567	3,113
2006	579	2,698
2007 and thereafter	1,791	16,479
Total minimum future rentals	$4,885	$35,253

Included in "occupancy and equipment expense," the rental expense under these leases and licenses was approximately $5.7 million, $1.1 million, and $485,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Rental income on Bank properties, netted in occupancy and equipment expense, was approximately $1.2 million, $1.1 million, and $1.3 million for the corresponding periods.

On December 15, 2000, the Company relocated its corporate headquarters to the former headquarters of Haven in Westbury, New York. Haven had purchased the office building and land in December 1997 under a lease agreement and Payment-in-lieu-of-Tax ("PILOT") agreement with the Town of Hempstead Industrial Development Agency ("IDA"). Under the IDA and PILOT agreements, which were assumed by the Company, the Company assigned the building and land to the IDA, is subleasing it for $1.00 per year for a 10-year period, and will repurchase the building for $1.00 upon expiration of the lease term in exchange for IDA financial assistance.

Legal Proceedings

In the normal course of the Company's business, there are various outstanding legal proceedings. In the opinion of management, based on consultation with legal counsel, the financial position of the Company will not be affected materially as a result of the outcome of such legal proceedings.

In February 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of CFS Bank. At December 31, 2001, the Bank had a lawsuit pending, whereby the plaintiffs are seeking recovery of approximately $12.4 million in actual damages. This amount does not include any statutory pre-judgment interest that could be awarded. The ultimate liability, if any, that might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against this action and continues to defend its position.

NOTE 14

EMPLOYEE BENEFITS

Retirement Plans

The Company maintains three pension plans, all of which are presently frozen: one for employees of the former Queens County Savings Bank, one for employees of the former CFS Bank, and one for employees of the former Richmond County Savings Bank. The plans cover substantially all employees who had attained minimum service requirements prior to the date on which each plan was frozen. Once "frozen," the plans ceased to accrue additional benefits, service, and compensation factors, and became closed to employees who would have met eligibility requirements after the "freeze" date. The Queens County Savings Bank Retirement Plan was frozen at September 30, 1999, while the CFS Bank Retirement Plan was frozen on June 30, 1996 and reactivated on November 30, 2000, with a subsequent refreeze on December 29, 2000. The Richmond County Savings Bank Retirement Plan was frozen on March 31, 1999. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis. Since all plans were frozen prior to 2001, there was no service cost or employer contribution for the current year.

The following tables set forth the disclosures required under SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," for all three benefit plans, combined, in 2001; for the Queens County Savings Bank and CFS Bank plans combined, in 2000; and for the Queens County Savings Bank plan, alone, in 1999:

	Pension Benefits	
(in thousands)	**2001**	2000
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	**$32,612**	$22,051
Interest cost	**1,832**	1,683
Actuarial loss	**(1,898)**	(728)
Benefits paid	**(1,390)**	(2,881)
Settlement	**(832)**	—
Plan amendments	**2,014**	—
Benefit obligation at end of year	**$32,338**	$20,125
CHANGE IN PLAN ASSETS:		
Fair value of assets at beginning of year	**$40,014**	$26,758
Actual return on plan assets	**(3,181)**	1,943
Benefits paid	**(1,390)**	(2,881)
Settlement	**(832)**	—
Fair value of assets at end of year	**$34,611**	$25,820
FUNDED STATUS:		
Funded status	**$8,115**	$5,695
Unrecognized net actuarial (gain) loss	**1,151**	(982)
Prepaid benefit cost	**$9,266**	$4,713

	Years Ended December 31,		
	2001	2000	1999
WEIGHTED-AVERAGE ASSUMPTIONS:			
Discount rate	**7.50%**	8.00%	7.75%
Expected rate of return on plan assets	**9.00**	8.00	8.00
Rate of compensation increase	**N.A.**	4.00	5.50

	Years Ended December 31,		
(in thousands)	**2001**	2000	1999
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	**$ —**	$ —	$ 641
Interest cost	**1,832**	1,683	1,024
Expected return on plan assets	**(2,630)**	(2,192)	(1,203)
Amortization of prior service cost	**161**	(56)	(1,906)
Net periodic benefit	**$ (637)**	$ (565)	$(1,444)

At December 31, 2001, the CFS Bank Retirement Plan, on a stand-alone basis, had a benefit obligation that exceeded plan assets by $2.7 million. The aggregate benefit obligation and the aggregate fair value of plan assets for the CFS Bank Retirement Plan were $11.0 million and $8.3 million, respectively, as of December 31, 2001.

Qualified Savings Plans

The Company maintains three defined contribution Qualified Savings Plans in which all regular salaried employees were able to participate after one year of service and having attained age 21. Other eligibility criteria included being salaried and/or hourly-paid, depending on the Plan. Pursuant to the Bank's conversion from mutual to stock form in 1993 and the adoption of the Employee Stock Ownership Plan ("ESOP"), all matching contributions to the Thrift Incentive Plan for employees of the former Queens County Savings Bank were suspended, in order to comply with the limitations set forth by the Internal Revenue Code. In connection with the Richmond County merger and the Haven acquisition, respectively, all matching contributions to the Richmond County Savings Bank Plan were suspended effective January 1, 2002 and all matching contributions to the CFS Bank Plan were suspended effective January 1, 2001. Accordingly, there were five months of Company contributions relating to the Richmond County Savings Bank Plan for the year ended December 31, 2001, one month of Company contributions relating to the CFS Bank Plan for the year ended December 31, 2000, and no Company contributions for the year ended December 31, 1999.

Other Compensation Plans

To ensure that the Bank will be able to call on their service in the future, the Company maintains an unfunded non-qualified plan to provide retirement benefits to directors who are neither officers nor employees of the Bank. The unfunded balance of approximately $779,000 at December 31, 2001 is reflected in "other liabilities" on the Company's Consolidated Statements of Condition; no such balance existed at December 31, 2000.

Deferred Compensation Plan

The Company maintains a deferred compensation plan for directors who are neither officers nor employees of the Bank. The remaining balances of approximately $588,000 and $1.4 million at December 31, 2001 and 2000, respectively, are unfunded and, as such, are reflected in "other liabilities" on the Company's Consolidated Statements of Condition.

Post-retirement Health and Welfare Benefits

The Company offers certain post-retirement benefits, including medical, dental, and life insurance, to retired employees, depending on age and years of service at the time of retirement, and accrues the cost of such benefits during the years that an employee renders the necessary service.

The following tables set forth the disclosures required under SFAS No. 132 for the plans benefiting employees of the former Queens County Savings Bank, the former CFS Bank, and the former Richmond County Savings Bank, combined, in 2001; for the Queens County Savings Bank and CFS Bank plans, combined, in 2000; and for the Queens County Savings Bank plan, alone, in 1999:

	Post-retirement Benefits	
(in thousands)	**2001**	2000
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	**$6,994**	$4,535
Service cost	**53**	226
Interest cost	**377**	347
Actuarial loss (gain)	**203**	(98)
Benefits paid	**(546)**	(122)
Plan amendments	**(288)**	—
Curtailment	**(3)**	—
Benefit obligation at end of year	**$6,790**	$4,888
CHANGE IN PLAN ASSETS:		
Fair value of assets at beginning of year	**$ —**	$ —
Employer contribution	**546**	184
Benefits paid	**(546)**	(184)
Fair value of assets at end of year	**$ —**	$ —
FUNDED STATUS:		
Accrued post-retirement benefit cost	**$(8,476)**	$(6,181)
Employer contribution	**993**	184
Total net periodic benefit cost (credit)	**(213)**	548
Accrued post-retirement benefit cost	**$(7,696)**	$(5,449)

	Years Ended December 31,		
	2001	2000	1999
WEIGHTED-AVERAGE ASSUMPTIONS:			
Discount rate	**7.50%**	8.00%	7.75%
Current medical trend rate	**9.00**	6.50	6.50
Rate of compensation increase	**4.25**	5.50	5.50

	Years Ended December 31,		
(in thousands)	**2001**	2000	1999
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	**$ 53**	$226	$ 89
Interest cost	**377**	347	205
Expected return on plan assets	**—**	—	(61)
Amortization of prior service cost	**(217)**	(25)	(63)
Net periodic benefit cost	**$ 213**	$548	$170

Increasing the assumed health care cost trend rate by 1% in each year would have increased the accumulated post-retirement benefit obligation as of December 31, 2001 by $391,992, and the aggregate of the benefits earned and interest components of 2001 net post-retirement benefit expense by $24,761. Decreasing the assumed health care cost trend rate by 1% in each year would have decreased the accumulated post-retirement benefit obligation as of December 31, 2001 by $366,406 and the aggregate of the benefits earned and interest components of 2001 net post-retirement benefit expense by $24,193.

NOTE 15

STOCK-RELATED BENEFIT PLANS

Stock Plans

At the time of its conversion to stock form, the Bank established the following stock plans for eligible employees who have at least 12 consecutive months of credited service, have attained age 21, and are of salaried full-time employment status:

Employee Stock Ownership Plan ("ESOP") and Supplemental Employee Retirement Plan ("SERP")

In connection with the conversion, the Company lent $19.4 million to the ESOP to purchase 10,453,185 shares (as adjusted for the seven stock splits discussed in Note 3). The loan is being repaid, principally from the Bank's discretionary contributions to the ESOP, over a period of time not to exceed 60 years. The Bank's obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid on shares held in the unallocated stock account. At December 31, 2001, the loan had an outstanding balance of $5.0 million and a fixed interest rate of 6.0%. Interest expense for the obligation was approximately $422,500 for the year ended December 31, 2001.

Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Contributions to the ESOP were approximately $2.5 million for the year ended December 31, 2001. Dividends and investment income received on ESOP shares used for debt service amounted to approximately $658,800 for the year.

Benefits vest on a seven-year basis, starting with 20% in the third year of employment and continuing each year thereafter, and are payable upon death, retirement, disability, or separation from service, and may be payable in cash or stock. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately.

In connection with the Richmond County merger and the Haven acquisition, respectively, the Company allocated 973,071 and 875,053 ESOP shares to participants in 2001 and 2000. At December 31, 2001, there were 3,306,249 shares remaining for future allocation, with a market value of $75.6 million. The Bank recognizes compensation expense for the ESOP based on the average market price of the common stock during the year at the date of allocation. The Company recorded ESOP-related compensation expense of $22.8 million, $24.8 million, and $2.5 million for the years ended December 31, 2001, 2000, and 1999, respectively.

In 1993, the Bank also established a Supplemental Employee Retirement Plan ("SERP"), which provided additional unfunded, non-qualified benefits to certain participants in the ESOP in the form of common stock. The SERP was frozen in 1999. The plan maintained $3.1 million and $3.8 million of trust-held assets at December 31, 2001 and 2000, respectively, based upon the cost of said assets at the time of purchase. Trust-held assets consist entirely of Company common stock and amounted to 480,604 and 582,053 shares at December 31, 2001 and 2000. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Condition. The Company recorded no SERP-related compensation expense in 2001 or 2000.

Recognition and Retention Plans and Trusts ("RRPs")

The RRPs were established to provide employees, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 3,318,469 shares (split-adjusted) of the common stock in the conversion, substantially all of which have been awarded. The $5.5 million represents deferred compensation and has been accounted for as a reduction in stockholders' equity. Awards vest at a rate of 33⅓% per year for directors and at a rate of 20% per year for officers and employees. Awards become 100% vested upon termination of employment due to death, disability, or normal retirement, or following a change in control of the Bank or the Company. The Bank recognizes expense based on the original cost of the common stock at the date of vesting for the RRP. The Company recorded no compensation expense for the RRPs in 2001 or 2000; in 1999, the compensation expense recorded for the RRPs was $22,000.

Stock Option Plans

At December 31, 2001, the Company had five stock option plans: the 1993 and 1997 Queens County Bancorp, Inc. Stock Option Plans, the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans, and the 1998 Richmond County Financial Corp. Stock Compensation Plan. As the Company applies APB Opinion No. 25 and related interpretations in accounting for these plans, no compensation cost has been recognized.

Under these plans, each stock option granted entitles the holder to purchase shares of the Company's common stock at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Options vest in whole or in part over two to five years from the date of issuance, and expire ten years from the date on which they were granted. However, all options become 100% exercisable in the event that employment is terminated due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company.

The Company primarily utilizes common stock held in Treasury to satisfy the exercise of options. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. At December 31, 2001, 2000, and 1999, the number of options that were outstanding under the 1993 Queens County Bancorp, Inc. Stock Option Plan was 89,935; 552,445; and 1,787,321, respectively; under the 1997 Queens County Bancorp, Inc. Stock Option Plan, the number of options that were outstanding at those dates was 2,943,509; 3,200,063; and 1,511,156, respectively. The number of options that were outstanding under the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans at December 31, 2001 and 2000 were 288,489 and 1,748,439, respectively. The number of options that were outstanding under the Richmond County Financial Corp. 1998 Stock Compensation Plan at December 31, 2001 was 3,238,034. At December 31, 2001, there was a total of 3,707,322 shares reserved for future issuance under the Company's five stock option plans.

The status of the five stock option plans at December 31, 2001, 2000, and 1999, and changes during the years ending on those dates, are summarized below:

	Years Ended December 31,					
	2001		2000		1999	
	Number of Stock Options[(1)]	**Weighted Average Exercise Price**[(1)]	Number of Stock Options[(1)]	Weighted Average Exercise Price[(1)]	Number of Stock Options[(1)]	Weighted Average Exercise Price[(1)]
Stock options outstanding, beginning of year	**5,500,946**	**$ 7.96**	3,298,478	$7.08	5,389,776	$ 4.29
Granted	**1,525,565**	**15.37**	1,749,656	8.92	1,511,156	13.49
Assumed in acquisition	**3,586,934**	**18.35**	1,748,439	4.00	—	—
Exercised	**(4,053,478)**	**6.96**	(1,295,627)	1.65	(3,602,455)	5.60
Stock options outstanding, end of year	**6,559,967**	**$15.98**	5,500,946	$7.96	3,298,478	$ 7.08
Options exercisable at year-end	**4,759,493**		3,751,290		1,787,322	
Weighted average grant-date fair value of options granted during the year	**$10.78**		$7.70		$0.97	

(1) Amounts have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Price	**Number of Options Outstanding at December 31, 2001**	**Weighted Average Remaining Contractual Life of Options Outstanding**	**Weighted Average Exercise Price**	**Options Exercisable at December 31, 2001**	**Weighted Average Exercise Price**
$ 1–$ 4	**89,935**	**1.92 years**	**$ 1.65**	**89,935**	**$ 1.65**
$ 5–$10	**416,452**	**1.50**	**8.30**	**416,452**	**8.30**
$11–$15	**954,322**	**7.00**	**13.30**	**954,322**	**13.30**
$16–$20	**5,038,509**	**7.10**	**17.31**	**3,238,034**	**9.75**
$21–$25	**60,750**	**9.08**	**21.85**	**—**	**21.85**
	6,559,967	**6.67 years**	**$15.98**	**4,759,493**	**$ 9.79**

Because stock options granted under all of these plans have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the estimated fair values, the Company used a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000, and 1999:

	Years Ended December 31,		
	2001	2000	1999
Dividend yield	**2.82%**	2.68%	3.69%
Expected volatility	**33.03**	10.02	9.24
Risk-free interest rate	**4.83**	4.00	4.83
Expected option lives	**6.7 years**	9.5 years	9.5 years

Had compensation cost for the Company's stock option plans been determined based on the fair value at the date of grant for awards made under those plans, consistent with the method set forth in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,		
(in millions, except per share data)	**2001**	2000	1999
Net income			
As reported	**$104.5**	$24.48	$31.70
Pro forma	**84.1**	17.75	23.49
Diluted earnings per share[(1)]			
As reported	**$1.34**	$0.56	$0.75
Pro forma	**1.07**	0.41	0.56

(1) Per share amounts for 2000 and 1999 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

NOTE 16.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about the Company's on- and off-balance-sheet financial instruments. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, the timing of future cash flows, and the discount rate.

Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument.

The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31, 2001 and 2000:

	December 31,			
	2001		2000	
(in thousands)	**Carrying Value**	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
FINANCIAL ASSETS:				
Cash and cash equivalents	**$ 178,615**	**$ 178,615**	$ 257,715	$ 257,715
Securities held to maturity	**203,195**	**203,647**	222,534	220,608
Mortgage-backed securities held to maturity	**50,865**	**51,119**	1,923	1,979
Securities available for sale	**2,374,782**	**2,374,782**	303,734	303,734
Loans, net	**5,361,187**	**5,432,025**	3,616,386	3,702,138
FINANCIAL LIABILITIES:				
Deposits	**$5,450,602**	**$5,492,533**	$3,257,194	$3,278,831
Borrowings	**2,506,828**	**2,609,560**	1,037,505	1,037,505
Mortgagors' escrow	**21,496**	**21,496**	11,291	11,291

The methods and significant assumptions used to estimate fair values pertaining to the Company's financial instruments are as follows:

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or have short-term maturities.

Securities and Mortgage-backed Securities Held to Maturity and Securities Available for Sale

Estimated fair values are based on independent dealer quotations and quoted market prices.

Loans

The loan portfolio is segregated into various components for valuation purposes in order to group loans based on their significant financial characteristics, such as loan type (mortgages or other) and payment status (performing or non-performing). Fair values are estimated for each component using a valuation method selected by management.

The estimated fair values of mortgage and other loans are computed by discounting the anticipated cash flows from the respective portfolios. The discount rates reflect current market rates for loans with similar terms to borrowers of similar credit quality.

The estimated fair values of non-performing mortgage and other loans are based on recent collateral appraisals.

The above technique of estimating fair value is extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that are the most reflective of the Company's loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than in those determined in formal trading marketplaces. Accordingly, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Deposits

The fair values of deposit liabilities with no stated maturity (NOW, money market, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Bank's deposit base. Management believes that the Bank's core deposit relationships represent a relatively stable, low-cost source of funding that has a substantial intangible value separate from the value of the deposit balances.

Borrowings

The estimated fair value of borrowings is based on the discounted value of contractual cash flows with interest rates currently in effect for borrowings with similar maturities and collateral requirements.

Other Receivables and Payables

The fair values are estimated to equal the carrying values of short-term receivables and payables.

Off-Balance-Sheet Financial Instruments

The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The fair value of commitments to purchase securities available for sale is based on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The estimated fair values of these off-balance-sheet financial instruments resulted in no unrealized gain or loss at December 31, 2001 or 2000.

NOTE 17:

RESTRICTIONS ON THE BANK

Various legal restrictions limit the extent to which the Bank can supply funds to the parent company and its non-bank subsidiaries. As a converted stock form savings bank, the Bank requires the approval of the Superintendent of the New York State Banking Department if dividends declared in any calendar year exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. "Net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all federal and local taxes.

NOTE 18:

PARENT COMPANY-ONLY FINANCIAL INFORMATION

Following are the condensed financial statements for New York Community Bancorp, Inc. (parent company-only):

CONDENSED STATEMENTS OF CONDITION

(in thousands)	December 31, 2001(1)	2000
ASSETS		
Cash	**$ 168**	$ 7,422
Money market investments	**107,076**	5,143
Securities held to maturity	**10,000**	—
Securities available for sale	**2,676**	1,444
Investments in and advances to subsidiary bank, net	**1,068,967**	127,742
Goodwill	**—**	118,071
Other assets	**6,877**	26,762
Total assets	**$1,195,764**	$286,584
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	**$ 306,604**	$ 18,639
Stockholders' equity	**889,160**	267,945
Total liabilities and stockholders' equity	**$1,195,764**	$286,584

(1) In accordance with regulatory requirements, push-down accounting from the parent company to its primary subsidiary was applied to reflect the Richmond County merger and the Haven acquisition in 2001.

CONDENSED STATEMENTS OF INCOME

(in thousands)	Years Ended December 31, 2001(1)	2000	1999
Interest income from subsidiary bank	**$ 754**	$ —	$ —
Other interest income	**189**	56	78
Dividends from subsidiary bank	**—**	88,800	33,100
Total income	**943**	88,856	33,178
Interest expense to subsidiary bank	**—**	1,808	1,683
Operating expense	**129**	275	301
Income before income tax and equity in undistributed earnings	**814**	86,773	31,194
Income tax expense	**268**	150	150
Income before equity in undistributed earnings of subsidiary bank	**546**	86,623	31,044
Equity in (excess dividends)/undistributed earnings of subsidiary bank	**103,921**	(62,146)	620
Net income	**$104,467**	$ 24,477	$31,664

(1) In accordance with regulatory requirements, push-down accounting from the parent company to its primary subsidiary was applied to reflect the Richmond County merger and the Haven acquisition in 2001.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2001[1]	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 104,467**	$ 24,477	$ 31,664
Equity in undistributed earnings of the Bank not provided for	**(103,921)**	62,146	(620)
Net cash provided by operating activities	**546**	86,623	31,044
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities	**(11,232)**	—	—
Payments for investments in and advances to subsidiaries, net	**(428,565)**	(105,933)	(36,277)
Cash dividends from subsidiary bank	—	88,800	60,505
Net cash (used in) provided by investing activities	**(439,797)**	(17,133)	24,228
CASH FLOWS FROM FINANCING ACTIVITIES:			
Shares issued in the Richmond County merger	**693,306**	—	—
Purchase of Treasury stock	**(121,048)**	(41,483)	(38,352)
Dividends paid	**(43,955)**	(17,847)	(18,563)
Exercise of stock options	**5,627**	(727)	3,192
Net cash provided by (used in) financing activities	**533,930**	(60,057)	(53,723)
Net increase in cash and cash equivalents	**94,679**	9,433	1,549
Cash and cash equivalents at beginning of year	**12,565**	3,132	1,583
Cash and cash equivalents at end of year	**$ 107,244**	$ 12,565	$ 3,132

(1) In accordance with regulatory requirements, push-down accounting from the parent company to its primary subsidiary was applied to reflect the Richmond County merger and the Haven acquisition in 2001.

REGULATORY MATTERS

The Bank is subject to regulation, examination, and supervision by the New York State Banking Department and the Federal Deposit Insurance Corporation (the "Regulators"). The Bank is also governed by numerous federal and state laws and regulations, including the FDIC Improvement Act of 1991 ("FDICIA"), which established five capital categories ranging from well capitalized to critically undercapitalized. Such classifications are used by the FDIC to determine various matters, including prompt corrective action and each institution's semi-annual FDIC deposit insurance premium assessments. The Bank's capital amounts and classification are also subject to qualitative judgments by the Regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). At December 31, 2001, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios. In the opinion of management, no conditions or events have transpired since said notification that have changed the institution's category.

The following table presents the Bank's actual capital amounts and ratios as well as the minimum amounts and ratios required for capital adequacy purposes and for categorization as a well capitalized institution:

At December 31, 2001	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk-weighted assets)	**$536,737**	**10.97%**	**$391,413**	**8.0%**	**$489,266**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**495,037**	**10.12**	**195,706**	**4.0**	**293,559**	**6.0**
Tier 1 leverage capital (to average assets)	**495,037**	**6.09**	**324,934**	**4.0**	**406,167**	**5.0**

At December 31, 2000	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$333,159	13.02%	$204,642	8.0%	$255,802	10.0%
Tier 1 capital (to risk-weighted assets)	309,806	12.11	102,321	4.0	153,481	6.0
Tier 1 leverage capital (to average assets)	309,806	6.38	145,637	3.0	242,729	5.0

Under this framework, and based upon the Bank's capital levels, no prior approval from the Regulators is necessary to accept brokered deposits.

NOTE 20

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the fiscal years ended December 31, 2001 and 2000 follows:

	2001				2000			
(in thousands, except per share data)	**4th**	**3rd**	**2nd**	1st	4th	3rd	2nd	1st
Net interest income	**$75,044**	**$59,439**	**$36,203**	**$35,130**	$24,041	$16,278	$16,319	$16,443
Provision for loan losses	**—**	**—**	**—**	**—**	—	—	—	—
Other operating income	**18,983**	**32,023**	**11,128**	**28,481**	18,021	1,264	1,249	1,111
Operating expense	**26,027**	**49,742**	**17,567**	**19,421**	32,486	5,684	5,520	5,638
Amortization of goodwill and core deposit intangible	**2,982**	**2,482**	**1,482**	**1,482**	494	—	—	—
Income before income tax expense	**65,018**	**39,238**	**28,282**	**42,708**	9,082	11,858	12,048	11,916
Income tax expense	**22,497**	**23,631**	**9,587**	**15,064**	7,753	4,073	4,278	4,322
Net income	**$42,521**	**$15,607**	**$18,695**	**$27,644**	$ 1,329	$ 7,785	$ 7,770	$ 7,594
Diluted earnings per common share(1)	**$0.43**	**$0.18**	**$0.31**	**$0.44**	$0.03	$0.20	$0.20	$0.19
Cash dividends declared per common share(1)	**$0.16**	**$0.13**	**$0.13**	**$0.11**	$0.11	$0.11	$0.11	$0.11
Dividend payout ratio	**37%**	**72%**	**42%**	**24%**	417%	56%	57%	60%
Average common shares and equivalents outstanding(1)	**99,411**	**87,668**	**61,336**	**62,361**	48,366	39,362	40,041	40,826
Stock price per common share(1):								
High(2)	**$28.23**	**$31.37**	**$24.98**	**$19.13**	$16.67	$12.83	$9.19	$11.93
Low(2)	**21.83**	**19.12**	**19.33**	**14.72**	11.69	8.31	7.97	7.89
Close	**22.87**	**23.21**	**25.10**	**19.33**	16.33	12.83	8.19	8.03

(1) Amounts for the year 2000 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.
(2) Reflects closing prices.

Management's Responsibility for Financial Reporting

TO OUR SHAREHOLDERS:

Management has prepared, and is responsible for, the consolidated financial statements and related financial information included in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and reflect management's judgments and estimates with respect to certain events and transactions. Financial information included elsewhere in this annual report is consistent with the consolidated financial statements.

Management is responsible for maintaining a system of internal controls and has established such a system to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements; that they are executed in accordance with management's authorizations; and that assets are safeguarded from significant loss or unauthorized use. Management believes that during fiscal year 2001, this system of internal controls was adequate to accomplish the intended objectives.

Joseph R. Ficalora
President and
Chief Executive Officer

Robert Wann
Executive Vice President and
Chief Financial Officer

January 23, 2002

Independent Auditors' Report

THE BOARD OF DIRECTORS
NEW YORK COMMUNITY BANCORP, INC.

We have audited the accompanying consolidated statements of condition of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2001, the Company changed its methods of accounting for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

New York, New York
January 23, 2002

Banking Offices

QUEENS COUNTY SAVINGS BANK DIVISION

QUEENS

Astoria
31-42 Steinway Street
Astoria, NY 11103
718-545-5115

Auburndale
In Genovese Drug Store
193-01 Northern Blvd.
Flushing, NY 11358
718-357-5930

Bellerose
244-19 Braddock Avenue
Bellerose, NY 11426
718-347-2418

College Point
15-01 College Point Blvd.
College Point, NY 11356
718-460-1400

Corona
37-97 103rd Street
Corona, NY 11368
718-429-1000

Corona Heights
In James Lisa Community Center
51-13 108th Street
Corona, NY 11368
718-271-1800

Ditmars
In Genovese Drug Store
31-09 Ditmars Blvd.
Astoria, NY 11105
718-726-9100

Flushing
136-65 Roosevelt Avenue
Flushing, NY 11354
718-460-4800

In Pathmark Supermarket
155-15 Aguilar Avenue
Flushing, NY 11367
718-969-6816

Forest Hills
106-19 Continental Avenue
Forest Hills, NY 11375
718-263-8605

Forest Parkway
80-35 Jamaica Avenue
Woodhaven, NY 11421
718-296-4946

Fresh Meadows
61-49 188th Street
Fresh Meadows, NY 11365
718-454-6600

Howard Beach
82-10 153rd Avenue
Howard Beach, NY 11414
718-835-9534

Jackson Heights
76-02 Northern Blvd.
Jackson Heights, NY 11372
718-476-9700

Kew Gardens Hills
75-44 Main Street
Kew Gardens Hills, NY 11367
718-268-6801

Little Neck
251-31 Northern Blvd.
Little Neck, NY 11363
718-229-0535

Long Island City
In Pathmark Supermarket
42-02 Northern Blvd.
Long Island City, NY 11100
718-433-4368

Murray Hill
156-18 Northern Blvd.
Flushing, NY 11354
718-445-8383

Ozone Park
98-16 101st Avenue
Ozone Park, NY 11416
718-845-0427

In Pathmark Supermarket
92-10 Atlantic Avenue
Ozone Park, NY 11416
718-323-8317

Rockaway
104-08 Rockaway Beach Blvd.
Rockaway, NY 11414
718-945-9560

Springfield Gardens
In Pathmark Supermarket
134-40 Springfield Blvd.
Springfield Gardens, NY 11413
718-341-4801

Whitestone
In Pathmark Supermarket
31-06 Farrington Street
Whitestone, NY 11357
718-939-3133

Woodhaven
93-22 Jamaica Avenue
Woodhaven, NY 11694
718-850-1242

Woodside
60-10 Queens Blvd.
Woodside, NY 11377
718-565-1200

NASSAU

Plainview
1092 Old Country Road
Plainview, NY 11803
516-938-2460

RICHMOND COUNTY SAVINGS BANK DIVISION

STATEN ISLAND

Amboy
3996 Amboy Road
Staten Island, NY 10308
718-984-1101

Annadale
820 Annadale Road
Staten Island, NY 10312
718-569-3100

Bay Terrace
In Pathmark Supermarket
3501 Amboy Road
Staten Island, NY 10306
718-356-4870

Bulls Head
1460 Richmond Avenue
Staten Island, NY 10314
718-569-3030

Bulls Head Expressway Plaza
1445 Richmond Avenue
Staten Island, NY 10314
718-569-3040

Castleton Corners
1785 Victory Blvd.
Staten Island, NY 10314
718-273-0701

Dongan Hills
1833 Hylan Blvd.
Staten Island, NY 10305
718-569-3070

Eltingville
4523 Amboy Road
Staten Island, NY 10312
718-569-3110

Forest Avenue
In Pathmark Supermarket
1351 Forest Avenue
Staten Island, NY 10302
718-816-5864

Grasmere
1100 Hylan Blvd.
Staten Island, NY 10305
718-569-3060

Great Kills
3879 Amboy Road
Staten Island, NY 10308
718-569-3090

Hylan Boulevard
In ShopRite Supermarket
2424 Hylan Boulevard
Staten Island, NY 10306
718-987-5808

New Dorp
2595 Hylan Blvd.
Staten Island, NY 10306
718-569-3080

New Springville
2555 Richmond Avenue
Staten Island, NY 10314
718-569-3050

Port Richmond
282 Port Richmond Avenue
Staten Island, NY 10302
718-569-3010

Richmond Avenue
In Pathmark Supermarket
2875 Richmond Avenue
Staten Island, NY 10314
718-983-1072

Rossville
In Pathmark Supermarket
2730 Arthur Kill Road
Staten Island, NY 10309
718-605-6450

Seguine Avenue
5770 Hylan Blvd.
Staten Island, NY 10309
718-605-1397

Sunnyside
1270 Clove Road
Staten Island, NY 10301
718-569-3160

Tottenville
179 Main Street
Staten Island, NY 10307
718-569-3130

West New Brighton
1214 Castleton Avenue
Staten Island, NY 10310
718-448-2800

Westerleigh
832 Jewett Avenue
Staten Island, NY 10314
718-569-3020

Woodrow
645-100 Rossville Avenue
Staten Island, NY 10309
718-569-3120

BROOKLYN

Brooklyn
132 Avenue U
Brooklyn, NY 11223
718-569-3140

CFS BANK DIVISION

NASSAU

Baldwin
In Pathmark Supermarket
1764 Grand Avenue
Baldwin, NY 11510
516-771-0453

East Meadow
In Pathmark Supermarket
1897 Front Street
East Meadow, NY 11554
516-794-5471

East Rockaway
In Pathmark Supermarket
492 East Atlantic Avenue
East Rockaway, NY 11518
516-887-0489

Elmont*
481 Hempstead Turnpike
Elmont, NY 11003

Franklin Square
In Pathmark Supermarket
460 Franklin Avenue
Franklin Square, NY 11010
516-355-0732

Greenvale
In Pathmark Supermarket
130 Wheatley Plaza
Greenvale, NY 11548
516-484-1710

Jericho
In Pathmark Supermarket
336 North Broadway
Jericho, NY 11753
516-937-6117

Levittown
In Pathmark Supermarket
3535 Hempstead Turnpike
Levittown, NY 11756
516-520-2990

Massapequa
In Pathmark Supermarket
941 Carmans Road
Massapequa, NY 11758
516-795-6150

* *Opening in June 2002*

New Hyde Park
In Pathmark Supermarket
2335 New Hyde Park Road
New Hyde Park, NY 11040
516-326-0006

Seaford
In Pathmark Supermarket
4055 Merrick Road
Seaford, NY 11783
516-781-2002

Uniondale
In Pathmark Supermarket
1121 Jerusalem Avenue
Uniondale, NY 11553
516-292-2003

Woodbury
In Pathmark Supermarket
8101 Jericho Turnpike
Woodbury, NY 11797
516-692-4331

SUFFOLK

Bay Shore
In ShopRite Supermarket
1905 Sunrise Highway
Bay Shore, NY 11706
631-968-5189

Brentwood
In Pathmark Supermarket
101 Wicks Road
Brentwood, NY 11717
631-952-3762

Centereach
In Pathmark Supermarket
2150 Middle Country Road
Centereach, NY 11746
631-737-9123

Commack
In Pathmark Supermarket
6070 Jericho Turnpike
Commack, NY 11725
631-499-3514

East Islip
In Stop & Shop Supermarket
2650 Sunrise Highway
East Islip, NY 11730
631-859-1492

Farmingville
In Stop & Shop Supermarket
2350 North Ocean Avenue
Farmingville, NY 11738
631-451-2396

Hauppauge
In ShopRite Supermarket
335 Nesconset Highway
Hauppauge, NY 11788
631-979-3101

Holbrook
In Pathmark Supermarket
5801 Sunrise Highway
Holbrook, NY 11741
631-218-8880

Islip
In Pathmark Supermarket
155 Islip Avenue
Islip, NY 11751
631-581-6725

Medford
In Stop & Shop Supermarket
700-60 Patchogue-Yaphank Road
Medford, NY 11763
631-345-0029

North Babylon
In Pathmark Supermarket
1251 Deer Park Avenue
North Babylon, NY 11703
631-242-0387

Patchogue
In Pathmark Supermarket
395 Route 112
Patchogue, NY 11772
631-654-2108

Port Jefferson
In Pathmark Supermarket
5145 Nesconset Highway
Port Jefferson, NY 11776
631-331-4965

Shirley
In Pathmark Supermarket
800 Montauk Highway
Shirley, NY 11967
631-399-5494

Snug Harbor*
343 Merrick Road
Amityville, NY 11701
631-691-1516

West Babylon
In Pathmark Supermarket
531 Montauk Highway
West Babylon, NY 11704
631-376-0824

NEW JERSEY

West Long Branch
In ShopRite Supermarket
50 Highway 36
West Long Branch, NJ 07764
732-389-0111

West Milford
In ShopRite Supermarket
23 Marshall Hill Road
West Milford, NJ 07480
973-728-8842

BROOKLYN

Atlantic Terminal
In Pathmark Supermarket
625 Atlantic Avenue &
Fort Greene Place
Brooklyn, NY 11217
718-398-1928

Boro Park
In Pathmark Supermarket
1245 61st Street
Boro Park, NY 11219
718-437-3839

Gowanus
In Pathmark Supermarket
1-37 12th Street
Brooklyn, NY 11205
718-965-6005

Nostrand
In Pathmark Supermarket
37-85 Nostrand Avenue
Brooklyn, NY 11235
718-368-4237

Starrett City
In Pathmark Supermarket
111-10 Flatlands Avenue
Brooklyn, NY 11207
718-272-1935

THE BRONX

Castle Center
In Pathmark Supermarket
1720 Eastchester Road
Bronx, NY 10461
718-822-8691

MANHATTAN

Pike Slip
In Pathmark Supermarket
227 Cherry Street
New York, NY 10002
212-285-9871

WESTCHESTER

Mount Vernon
In Pathmark Supermarket
One Pathmark Plaza
East 2nd & 3rd Avenue
Mount Vernon, NY 10550
914-699-2850

North Yonkers
In Pathmark Supermarket
2540 Central Park Avenue
North Yonkers, NY 10710
914-395-1862

Port Chester
In Pathmark Supermarket
130 Midland Avenue
Port Chester, NY 10573
914-934-8147

Yonkers
In Pathmark Supermarket
1757 Central Park Avenue
Yonkers, NY 10710
914-395-1788

FIRST SAVINGS BANK OF NEW JERSEY
A Division of New York Community Bank

FIRST SAVINGS BANK OF NEW JERSEY DIVISION

6th Street
171-173 Broadway
Bayonne, NJ 07002
201-436-0818

20th Street
441 Broadway
Bayonne, NJ 07002
201-823-3060

26th Street
568 Broadway
Bayonne, NJ 07002
201-437-1000

46th Street
949 Broadway
Bayonne, NJ 07002
201-437-6049

Ironbound Bank
A Division of New York Community Bank Member FDIC

IRONBOUND BANK DIVISION

Elizabeth
715 Elizabeth Avenue
Elizabeth, NJ 07201
908-353-5660

Ferry Street
120-122 Ferry Street
Newark, NJ 07105
973-817-7575

Hillside
In ShopRite Supermarket
367 Highway 22 West
Hillside, NJ 07205
908-206-0390

Pacific Street
36 Pacific Street
Newark, NJ 07105
973-589-3800

Union
1000 Pine Avenue
Union, NJ 07083
908-206-1110

SJB SOUTH JERSEY BANK
A Division of New York Community Bank • Member FDIC

SOUTH JERSEY BANK DIVISION

Atlantic City North
1125 Atlantic Avenue
Atlantic City, NJ 08401
609-348-1183

Atlantic City South
4201-05 Ventnor Avenue
Atlantic City, NJ 08401
609-347-7075

Collingswood
627 Haddon Avenue
Collingswood, NJ 08108
856-858-1776

Glendora
10 E. Evesham Road
Glendora, NJ 08029
856-939-1880

Margate
7903 Ventnor Avenue
Margate, NJ 08402
609-823-4030

Northfield
Tilton Road and Cresson Avenue
Northfield, NJ 08225
609-641-7501

Turnersville
4651 Route 42
Turnersville, NJ 08012
856-629-6000

Ventnor
One N. Fredericksburg Avenue
& Ventnor Avenue
Ventnor, NJ 08406
609-822-5661

**Relocating to 110-01 Merrick Road in August 2002*

Corporate Directory

NEW YORK COMMUNITY BANCORP, INC.*

Board of Directors

Michael F. Manzulli†
Chairman

Joseph R. Ficalora†
President and Chief Executive Officer

Donald M. Blake‡
President and Chief Executive Officer
Joseph J. Blake & Associates, Inc.

Anthony E. Burke§
Senior Executive Vice President and
Chief Operating Officer

Dominick Ciampa‡
Principal
The Ciampa Group

Robert S. Farrell§
Treasurer and Owner
Farrell Lumber Company

William C. Frederick, M.D.§
Surgeon (retired)
St. Vincent's Hospital

Max L. Kupferberg‡
Chairman of the Board of Directors
Kepco, Inc.

Howard C. Miller‡
Senior Vice President and
Mortgage Officer (retired)
New York Community Bank

†Serves on all Boards of Directors
‡Also serves on the Queens County Savings Bank Divisional Board
§Also serves on the Richmond County Savings Bank Divisional Board

Queens County Savings Bank Divisional Board

Joseph R. Ficalora
Chairman

Henry E. Froebel
Vice Chairman (retired)
Rollins Hudig Hall of New York, Inc.

Msgr. Thomas J. Hartman
Director of Radio and Television for
the Diocese of Rockville Centre

Michael J. Levine
President, Norse Realty Group, Inc.
& Affiliates
Partner, Levine & Schmutter, CPAs

Richard H. O'Neill
Financial Consultant;
Executive Vice President,
Finance (retired)
New York Shipping Association, Inc.

John A. Pileski
Partner (retired)
KPMG LLP

Hon. Claire Shulman
Queens Borough President (retired)

Robert M. Sprotte
President, Schmelz Bros., Inc.
President, RDR Realty Corp.
President, Three Rams Realty

Richmond County Savings Bank Divisional Board

Michael F. Manzulli
Chairman

Godfrey H. Carstens, Jr.
President and Owner
Carstens Electrical Supply

James L. Kelley, Esq.
Partner
Lahr, Dillon, Manzulli, Kelley &
Penett, P.C.

Hon. Guy V. Molinari
Richmond County Borough President
(retired)

Patrick F.X. Nilan
Chairman (retired)
First Savings Bank of New Jersey

T. Ronald Quinlan
Executive and Owner (retired)
Quinlan Fuel Service

Maurice K. Shaw
Senior Vice President,
Corporate Affairs (retired)
Keyspan Energy

Executive Officers

Michael F. Manzulli
Chairman

Joseph R. Ficalora
President and Chief Executive Officer

Anthony E. Burke
Senior Executive Vice President and
Chief Operating Officer

Robert Wann
Executive Vice President and
Chief Financial Officer

James J. O'Donovan
Executive Vice President and
Chief Lending Officer

Thomas R. Cangemi
Executive Vice President
Capital Markets Group

Ilene A. Angarola
Senior Vice President
Director of Investor Relations and
Corporate Secretary

Russ DiBenedetto
Senior Vice President and
Chief Auditor

Mark A. Ricca
Senior Vice President, Administration
and General Counsel

**Directors and executive officers of New York Community Bancorp, Inc. also serve as directors and executive officers of New York Community Bank. Mr. Ficalora serves as Chief Executive Officer, and Mr. Burke as President and Chief Operating Officer, of New York Community Bank.*

REMEMBERING
SEPTEMBER 11, 2001

In memory of those who lost their lives, in support of those who lost their loved ones, The Richmond County Savings Foundation donated $1.1 million to individuals, families, and charitable organizations in New York and New Jersey in 2001.

Shareholder Reference

CORPORATE HEADQUARTERS

615 Merrick Avenue
Westbury, New York 11590
(516) 683-4100
(516) 683-8385 (Fax)
www.myNYCB.com

INVESTOR RELATIONS

Shareholders, analysts, and others seeking information about New York Community Bancorp, Inc. are invited to contact:

Ilene A. Angarola
Senior Vice President, Investor Relations
and Corporate Secretary
(516) 683-4420
(516) 683-4424 (Fax)
iangarola@myNYCB.com

Copies of the Company's earnings releases and other financial publications, including the Annual Report on SEC Form 10-K filed with the U.S. Securities and Exchange Commission, are available without charge upon request.

Information about the Company's financial performance may also be found at *www.myNYCB.com*. Earnings releases, dividend announcements, and other press releases are typically available at this site within 10 minutes of issuance. In addition, shareholders wishing to receive e-mail notification each time a news release, corporate event, or SEC filing has been posted may arrange to do so by visiting the web site and following the instructions listed under "E-mail Notification."

SHAREHOLDER ACCOUNT INQUIRIES

To expedite changes of address, the transfer of shares, the consolidation of accounts, or the replacement of stock certificates or dividend checks, shareholders are asked to contact the Company's stock registrar, transfer agent, and dividend disbursement agent directly:

Registrar and Transfer Company
Attention: Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
info@rtco.com
www.rtco.com

In all correspondence with Registrar and Transfer Company, be sure to mention New York Community Bancorp, Inc. and to provide your name as it appears on your stock certificate, along with your social security number, daytime phone number, and current address.

In addition, individual investors may report a change of address, request a shareholder account transcript, place a stop on a certificate, or obtain a variety of forms, including a duplicate 1099, by logging onto *www.rtco.com* and clicking on "Investor Services."

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Under the Company's Dividend Reinvestment and Stock Purchase Plan, registered shareholders with a minimum of 25 shares may purchase additional shares of New York Community Bancorp, Inc. by reinvesting their cash dividends and by making optional cash contributions up to four times a year. For more information about the Plan, contact the Plan Administrator, Registrar and Transfer Company, at (800) 368-5948 or log onto *www.rtco.com* and click on "Investor Services" to download the Plan brochure and an enrollment form.

ANNUAL MEETING OF SHAREHOLDERS

The Company's Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Time on Wednesday, May 15, 2002, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York. Shareholders of record as of March 29, 2002 are eligible to vote.

INDEPENDENT AUDITORS

KPMG LLP
757 Third Avenue
New York, New York 10017

STOCK LISTING

Shares of New York Community Bancorp, Inc. are traded under the symbol "NYCB" on The Nasdaq National Market®. Price information appears daily in *The Wall Street Journal* under "NY CmntyBcp" and in other major newspapers under similar abbreviations of the Company's name.

ABOUT OUR FRONT COVER

The rankings on our front cover were originally published in or by the following sources:

ThriftINVESTOR (May 2001)
SNL DataSource
Advest, Inc.
American Banker (December 13, 2001)
Bloomberg Personal Finance (January/February 2002)

NEW YORK COMMUNITY BANCORP, INC.

615 Merrick Avenue
Westbury, New York 11590
(516) 683-4100
www.myNYCB.com